

11005260



COHERENT.

Superior Reliability & Performance

2010

Annual Report, Proxy Statement & Notice of Annual Meeting



Dear Shareholders, Customers & Employees

For Coherent, fiscal year 2010 was an extraordinary year, marked by strong growth and an accelerated demand for lasers in a number of applications. We set numerous records including orders, revenue, EBITDA dollars and EBITDA percentage. Decisions made prior to and during the economic downturn contributed to this performance. The velocity of the revenue recovery benefitted from several factors, but none were more critical than the product alignment we achieved with customers across all our markets, leading to an impressive number of design wins with commercial customers. Earnings expanded on higher revenues and from restructuring activities resulting in a 350 basis point expansion in pro forma EBITDA%* between fiscal 2008 and fiscal 2010 on similar revenues.

Three secular drivers contributed to tremendous growth in our microelectronics business. First, the mobile communications market is experiencing two important transitions. Smartphones have grown in absolute units and as a percentage of the handheld market due to the success of products like the iPhone** and Android*** platforms, which rely on touchscreen displays. Lasers are used in multiple manufacturing steps from providing touchscreen sensitivity to annealing display panels for brightness and energy efficiency. On the delivery side of mobile broadband communications, the deployment of 4G technology promises a richer user experience with dramatically faster download speeds. The fast electronics used in 4G devices require very high densities of electronic components with hair-thin connectors. Lasers have long been key to packaging high-density interconnects and there is insufficient capacity to address the 4G manufacturing ramp-up.

The second secular driver is the emergence of Active Matrix Organic Light Emitting Diodes (AMOLEDs) in the display industry. AMOLEDs offer a number of



advantages over silicon-based displays such as a broader color gamut, lower power consumption, reduced weight and significantly lower material costs. While Coherent provides lasers used in multiple stages of flat panel display manufacturing for both silicon-based liquid crystal displays and AMOLEDs, we have long led the market for lasers used in a critical manufacturing step known as annealing. In 2010, the first commercial AMOLED displays built using our lasers were incorporated into a new generation of smartphones. We're likely to see AMOLEDs in tablet computers in 2011 and televisions in 2012. To accomplish this, more production capacity will need to be installed and we look forward to leading the buildout.

The third secular driver involves the growth of light emitting diodes (LEDs) in lighting applications due to their compact size, energy efficiency and long operating lifetimes. Lasers are used in a number of production steps to convert a wafer of LEDs into packaged devices. Lasers are also used to build the electronics that control output power levels. These applications led to year-over-year order and revenue growth for Coherent. Larger global opportunities exist in general lighting, which consumes up to 20% of the world's electrical power generation. An LED is up to twice as efficient as an incandescent or compact fluorescent light bulb, so mass utilization of LEDs in general lighting could reduce demand on the global power grid by up to 10%. Given the potential size of the market, significant investment in capacity expansion is taking place with multiple plants being built, particularly in Asia. Each of these facilities represents revenue opportunities for lasers.

Our scientific research business is based upon ultrafast laser technology. The majority of sales are for femtosecond lasers (1 femtosecond = 1 millionth of 1 billionth of 1 second). The applications cover biological imaging, physics, chemistry and material science where, in very simplistic terms, the laser acts as a camera with a ridiculously short shutter speed. While this may seem daunting, the next generation is already upon us in the form of attosecond lasers (1 attosecond = 1 billionth of 1 billionth of 1 second) used to peer even deeper into the fundamental forces of nature. Stimulus funds issued under the American Recovery and Reinvestment Act of 2009 as well as its foreign counterparts led to record results for our scientific business in fiscal 2010. We estimate that we captured between $7 million and $10 million in stimulus funding during the past fiscal year.

The instrumentation and OEM components business also posted impressive growth numbers for fiscal 2010. The growth can be divided into three areas: increased adoption in emerging markets, a return to normalized buying patterns by our commercial customers, and the acquisition of several product lines from StockerYale. The expansion of the middle class in China and India has led to greater demand for quality health care as well as aesthetic procedures, which increasingly utilize lasers. We have benefitted from this trend as the leading provider of instrumentation and medical OEM lasers. Globally, our customers have returned to more normalized buying patterns, contributing to higher orders and sales. Finally, our all-cash acquisition in October 2009 of two product families from StockerYale expanded opportunities in machine vision and bioinstrumentation. It also added fiber capabilities to our technology portfolio that has aided a number of internal programs for lasers and laser delivery systems.

The materials processing business rebounded strongly in fiscal 2010 as demand accelerated for lasers used in a number of consumer-based applications such as product safety, product traceability and textile manufacturing. Much of the growth came from Asia for domestic and export markets. We believe there is more opportunity for Coherent in this market. We are making good progress towards expanding our product portfolio into the next tier for light industrial applications like cutting and welding, which could add tens of millions of dollars in annual laser sales. We further broadened our product portfolio with the acquisition of privately-held Beam Dynamics through a cash transaction in April 2010. Beam Dynamics had developed a line of laser-based manufacturing workstations for precision cutting and patterning of metals and organics. The flexibility, compact size and cost make these workstations very attractive to a broad range of end users. The business is fully integrated into Coherent and we are on our way to meeting our business objectives for fiscal 2011.

Asset management and cash generation were also areas of achievement in fiscal 2010. Annualized inventory turns increased from 2.9 to 3.4, an improvement of 18%, while revenues rose by 39%. We generated $79 million in cash from operations. We deployed part of our cash on the two aforementioned acquisitions, and spent $43.3 million to repurchase shares of the company's common stock at an average price of $36.21 per share. This brought our three-year buyback total to $270 million. With a fiscal year-end cash balance of $263 million, we have the resources to increase shareholder returns through acquisitions and/or additional share re-purchase programs.

As we enter fiscal 2011, Coherent is as well positioned as it has ever been during its nearly 45-year history. We look forward to utilizing our leadership position to benefit our customers, our shareholders and our employees.

Sincerely,



John R. Ambroseo,
President and
Chief Executive Officer



Garry W. Rogerson,
Chairman of the Board

* Pro forma EBITDA is defined as earnings before interest, taxes, depreciation, amortization and certain other non-operating income and expense items and other items, such as stock-related compensation expenses, stock option-related litigation costs and settlement related thereto, impairment and restructuring charges.
** iPhone is a trademark of Apple Computer, Inc.
*** Android is a trademark of Google Inc.

This page intentionally left blank.


COHERENT®

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
March 31, 2011

TO OUR STOCKHOLDERS:

NOTICE IS HEREBY GIVEN that the Annual Meeting of Stockholders of COHERENT, INC., a Delaware corporation, will be held on March 31, 2011 at 9:00 a.m., local time, at the Garden Court Hotel, 520 Cowper Street, Palo Alto, California 94301 for the following purposes:

1. **To elect six directors to serve for the ensuing year and until their successors are duly elected (Proposal One);**

2. **To ratify the appointment of Deloitte & Touche LLP as the Company's independent registered public accounting firm for the fiscal year ending October 1, 2011 (Proposal Two);**

3. **To approve our 2011 Equity Incentive Plan (Proposal Three);**

4. **To receive an advisory vote on executive officer compensation (Proposal Four);**

5. **To receive an advisory vote on the frequency of advisory votes on executive officer compensation (Proposal Five); and**

6. **To transact such other business as may properly be brought before the meeting and any adjournment(s) thereof.**

The foregoing items of business are more fully described in the Proxy Statement accompanying this Notice.

Stockholders of record at the close of business on February 16, 2011 are entitled to notice of and to vote at the meeting.

All stockholders are cordially invited to attend the meeting. However, to assure your representation at the meeting, you are urged to mark, sign, date and return the enclosed proxy card as promptly as possible in the postage-prepaid envelope enclosed for that purpose or follow the instructions on the enclosed proxy card to vote by telephone or via the Internet. Any stockholder of record attending the meeting may vote in person even if he or she has returned a proxy. Please note, however, that if your shares are held of record by a broker, bank or other nominee and you wish to vote at the meeting, you must obtain a proxy issued in your name from that record holder.

Sincerely,

/s/ John R. Ambroseo

John R. Ambroseo
President and Chief Executive Officer

Santa Clara, California
February 25, 2011

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE STOCKHOLDER MEETING TO BE HELD ON MARCH 31, 2011

The proxy statement and annual report to stockholders are available at www.proxyvote.com.

YOUR VOTE IS IMPORTANT

In order to assure your representation at the meeting, you are requested to complete, sign and date the enclosed proxy card as promptly as possible and return it in the enclosed envelope or follow the instructions on the enclosed proxy card to vote by telephone or via the Internet. Any stockholder attending the Annual Meeting may vote in person even if he or she returned a proxy card.

This page intentionally left blank.

COHERENT, INC.
5100 PATRICK HENRY DRIVE
SANTA CLARA, CALIFORNIA 95054

PROXY STATEMENT

INFORMATION CONCERNING SOLICITATION AND VOTING

General

The enclosed Proxy is solicited on behalf of the Board of Directors (the "Board") of Coherent, Inc. for use at the Annual Meeting of Stockholders (the "Annual Meeting") to be held at 9:00 a.m., local time, on March 31, 2011 at the Garden Court Hotel, 520 Cowper Street, Palo Alto, California 94301, and at any adjournment(s) thereof, for the purposes set forth herein and in the accompanying Notice of Annual Meeting of Stockholders. Our telephone number is (408) 764-4000. These proxy solicitation materials were first mailed on or about February 25, 2011 to all stockholders entitled to vote at the Annual Meeting.

Record Date and Share Ownership

Stockholders of record at the close of business on February 16, 2011 (the "Record Date") are entitled to notice of and to vote at the meeting and at any adjournment(s) thereof. On the Record Date, 25,428,104 shares of our common stock, $0.01 par value, were issued and outstanding.

Revocability of Proxies

Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before its use (i) by delivering to us at our principal offices (Attention: Bret M. DiMarco, Corporate Secretary) a written notice of revocation or a duly executed proxy bearing a later date, (ii) in the case of a stockholder who has voted by telephone or through the Internet, by making a timely and valid telephone or Internet vote, as the case may be, or (iii) by attending the meeting and voting in person. Please note, however, that if your shares are held of record by a broker, bank or other nominee and you wish to vote at the meeting, you must obtain a proxy issued in your name from that record holder, and you will need to provide a copy of such proxy at the meeting.

Attendance at the Annual Meeting

All stockholders of record as of the Record Date may attend the Annual Meeting. Please note that cameras, recording devices and other electronic devices will not be permitted at the Annual Meeting. No items will be allowed into the Annual Meeting that might pose a concern for the safety of those attending. Additionally, to attend the meeting you will need to bring identification and proof sufficient to us that you were a stockholder of record as of the Record Date or that you are a representative of a stockholder of record as of the Record Date for a stockholder of record that is not a natural person. For directions to attend the Annual Meeting, please contact Investor Relations by telephone at (408) 764-4110.

Voting and Costs of Solicitation

On all matters, other than the election of directors, each share has one vote. See "Election of Directors—Vote Required" for a description of your cumulative voting rights with respect to the election of directors.

If you are a stockholder of record as of the Record Date, you may vote in person at the Annual Meeting, vote by proxy using the enclosed proxy card, vote by proxy over the telephone or vote by proxy via the Internet. Whether or not you plan to attend the Annual Meeting, we urge you to vote by proxy to ensure your vote is counted. As stated above, you may still attend the Annual Meeting and vote in person if you have already voted by proxy.

- To vote in person: Come to the Annual Meeting and we will give you a ballot at the time of voting. If you have previously turned in a proxy card, please notify us at the Annual Meeting that you intend to cancel the proxy and vote by ballot.

- To vote using the proxy card: Simply complete, sign and date the enclosed proxy card and return it promptly in the envelope provided. If you return your signed proxy card to us before the Annual Meeting, the designated proxies will vote your shares as you direct.

- To vote over the telephone: Dial toll-free 1-800-690-6903 using a touch-tone phone and follow the recorded instructions. You will be asked to provide the control number from the enclosed proxy card. Your vote must be received by 11:59 P.M. Eastern Time on March 30, 2011 to be counted.

- To vote on the Internet: go to www.proxyvote.com to complete an electronic proxy card. You will be asked to provide the control number from the enclosed proxy card. Your vote must be received by 11:59 P.M. Eastern Time on March 30, 2011 to be counted.

If you return a signed and dated proxy card without marking any voting directions, your shares will be voted for the election of all six nominees for director and for all other proposals other than Proposal Five, which will be voted as "abstain".

If any other matter is properly presented at the Annual Meeting, your proxy holders (one of the individuals named on your proxy card) will vote your shares in their discretion.

The cost of this solicitation will be borne by us. We may reimburse brokerage firms and other persons representing beneficial owners of shares for their expenses in forwarding solicitation material to such beneficial owners. In addition, proxies may be solicited by certain of our directors, officers and regular employees, without additional compensation, personally or by telephone or facsimile.

Quorum; Abstentions; Broker Non-Votes

Our Bylaws provide that stockholders holding a majority of the shares of common stock issued and outstanding and entitled to vote on the Record Date constitute a quorum at meetings of stockholders. Votes will be counted by the inspector of election appointed for the Annual Meeting, who will separately count "For" and (with respect to proposals other than the election of directors) "Against" votes, abstentions and broker non-votes. A "broker non-vote" occurs when a nominee holding shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power with respect to that proposal and has not received instructions with respect to that proposal from the beneficial owner. Abstentions will be counted towards the vote total for each proposal, and will have the same effect as "Against" votes. Because directors are elected by a plurality vote, abstentions in the election of directors have no impact once a quorum exists. Abstentions and broker non-votes represented by submitted proxies will not be taken into account in determining the outcome of the election of directors. Abstentions and broker non-votes represented by submitted proxies will not be taken into account in determining the outcome of Proposals Two through Five.

If you hold shares in your name, and you sign and return a proxy card without giving specific voting instructions, your shares will be voted as recommended by our Board on all matters and as the proxy holders may determine in their discretion with respect to any other matters that properly come before the meeting.

Deadline for Receipt of Stockholder Proposals

Proposals of stockholders that are intended to be presented by such stockholders at the annual meeting of stockholders for the 2011 fiscal year must be received by us no later than the close of business on the 45th day, nor earlier than the close of business on the 75th day, prior to the one year anniversary of the date these proxy materials were first mailed by us unless the annual meeting of stockholders is held prior to March 1, 2012 or after May 30, 2012, in which case, the proposal must be received by us not earlier than the 120th day prior to the annual meeting and not later than the later of the 90th day prior to the annual meeting and the tenth day following public announcement of the date the annual meeting will be held and must otherwise be in compliance with applicable laws and regulations in order to be considered for inclusion in the proxy statement and form of proxy relating to that meeting. Under the federal securities laws, for such a matter to be included in the proxy materials for annual meeting of stockholders for the 2011 fiscal year, timely notice must be delivered to us at our principal executive offices to the attention of Bret M. DiMarco, our Corporate Secretary, not less than 120 days before the date of our proxy statement released to stockholders in connection with the previous year's annual meeting, which will be October 28, 2011. Stockholder proposals must otherwise comply with the requirements of Rule 14a-8 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). If a stockholder who has notified us of his or her intention to present a proposal at an annual meeting does not appear to present his or her proposal at such meeting, we need not present the proposal for vote at such meeting.

However, if a stockholder wishes only to recommend a candidate for consideration by the Governance and Nominating Committee as a potential nominee for the Company's Board, see the procedures discussed in "Proposal One — Election of Directors — Board Meetings and Committees — Process for Recommending Candidates for Election to the Board of Directors."

The attached proxy card grants to the proxyholders discretionary authority to vote on any matter raised at the Annual Meeting.

Delivery of Voting Materials to Stockholders Sharing an Address

To reduce the expense of delivering duplicate voting materials to our stockholders who may hold shares of Coherent common stock in more than one stock account, we are delivering only one set of the proxy solicitation materials to certain stockholders who share an address, unless otherwise requested. A separate proxy card is included in the voting materials for each of these stockholders. We will promptly deliver, upon written or oral request, a separate copy of the annual report or this proxy statement to a stockholder at a shared address to which a single copy of the documents was delivered. To obtain an additional copy, you may write us at 5100 Patrick Henry Drive, Santa Clara, California 95054, Attn: Investor Relations, or contact us by telephone at (408) 764-4000 and request to be connected to our Investor Relations department. Similarly, if you share an address with another stockholder and have received multiple copies of our proxy materials, you may contact us at the address or telephone number specified above to request that only a single copy of these materials be delivered to your address in the future. Stockholders sharing a single address may revoke their consent to receive a single copy of our proxy materials in the future at any time by contacting our distribution agent, Broadridge, either by calling toll-free at 1-800-542-1061, or by writing to Broadridge, Householding Department, 51 Mercedes Way, Edgewood, NY 11717. Broadridge will remove such stockholder from the Householding program within 30 days of receipt of such written notice, after which each such stockholder will receive an individual copy of our proxy materials.

Further Information

We will provide without charge to each stockholder solicited by these proxy solicitation materials a copy of Coherent's annual report on Form 10-K for the fiscal year ended October 2, 2010 without exhibits and any amendments thereto on Form 10-K/A upon request of such stockholder made in writing to Coherent, Inc., 5100 Patrick Henry Drive, Santa Clara, California 95054, Attn: Investor Relations. We will also furnish any exhibit to the annual report on Form 10-K if specifically requested in writing. You can also access our Securities and Exchange Commission ("SEC") filings, including our annual reports on Form 10-K, and all amendments thereto filed on Form 10 K/A, on the SEC website at www.sec.gov.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE STOCKHOLDER MEETING TO BE HELD ON MARCH 31, 2011

The proxy statement and annual report to stockholders are available at www.proxyvote.com.

PROPOSAL ONE
ELECTION OF DIRECTORS

Nominees

Six (6) members of our Board are to be elected at the Annual Meeting. Unless otherwise instructed, the proxy holders will vote the proxies received by them for the nominees named below. Each nominee has consented to be named a nominee in the proxy statement and to continue to serve as a director if elected. If any nominee becomes unable or declines to serve as a director, if additional persons are nominated at the meeting or if stockholders are entitled to cumulate votes, the proxy holders intend to vote all proxies received by them in such a manner (in accordance with cumulative voting) as will ensure the election of as many of the nominees listed below as possible, and the specific nominees to be voted for will be determined by the proxy holders.

We are not aware of any reason that any nominee will be unable or will decline to serve as a director. The term of office of each person elected as a director will continue until the next Annual Meeting of Stockholders or until a successor has been elected and qualified or until his or her earlier resignation or removal. There are no arrangements or understandings between any director or executive officer and any other person pursuant to which he or she is or was to be selected as a director or officer.

The names of the nominees, all of whom are currently directors standing for re-election, and certain information about them as of December 31, 2010 are set forth below. All of the nominees have been unanimously recommended for nomination by the Board acting on the unanimous recommendation of the Governance and Nominating Committee of the Board. The committee consists solely of independent members of the Board. There are no family relationships among directors or executive officers of Coherent.

Name	Age	Director Since	Principal Occupation
John R. Ambroseo, PhD	49	2002	President and Chief Executive Officer
Susan M. James(1)(2)	64	2008	Retired Consultant to Ernst & Young
L. William Krause(2)(3)	68	2009	President of LWK Ventures
Garry W. Rogerson, PhD(1)(2)(3)	58	2004	Chairman of the Board of Coherent
Lawrence Tomlinson(1)(3)	70	2003	Retired Senior Vice President and Treasurer of Hewlett-Packard Co.
Sandeep Vij(2)(3)(4)	45	2004	President and Chief Executive Officer of MIPS Technologies, Inc.

(1) Member of the Audit Committee.
(2) Member of the Governance and Nominating Committee.
(3) Member of the Compensation and H.R. Committee.
(4) Member of the Special Litigation Committee.

Except as set forth below, each of our directors has been engaged in his or her principal occupation set forth above during the past five years. There is no family relationship between any of our directors or executive officers. The Board has determined that, with the exception of Dr. Ambroseo, all of its current members are "independent directors" as that term is defined in the marketplace rules of the NASDAQ Stock Market.

John R. Ambroseo. Dr. Ambroseo has served as our President and Chief Executive Officer as well as a member of the Board since October 2002. Dr. Ambroseo served as our Chief Operating Officer from June 2001 through September 2002. Dr. Ambroseo served as our Executive Vice President and as President and General Manager of the Coherent Photonics Group from September 2000 to June 2001. From September 1997 to September 2000, Dr. Ambroseo served as our Executive Vice President and as President and General Manager of the Coherent Laser Group. From March 1997 to September 1997, Dr. Ambroseo served as our Scientific Business Unit Manager. From August 1988, when Dr. Ambroseo joined us, until March 1997, he served as a Sales Engineer, Product Marketing Manager, National Sales Manager and Director of European Operations. Dr. Ambroseo received a Bachelor degree from SUNY-College at Purchase and a PhD in Chemistry from the University of Pennsylvania.

Dr. Ambroseo's status as our Chief Executive Officer, his 22 year tenure with the Company, his extensive knowledge of our products, technologies and end markets and his over eight years of service as a director of Coherent make him an invaluable member of our Board of Directors.

Susan M. James. Ms. James originally joined Ernst & Young, a global leader in professional services, in 1975, becoming a partner in 1987 and from June 2006 to December 2009, was a consultant to Ernst & Young. During her tenure with Ernst & Young, she has been the lead partner or partner-in-charge for the audit work for a significant number of technology companies, including Intel Corporation, Sun Microsystems, Amazon.com, Autodesk and the Hewlett-Packard Corporation, and for the Ernst & Young North America Global Account Network. She also served on the Ernst & Young Americas Executive Board of Directors from January 2002 through June 2006. She is a certified public accountant and a member of the American Institute of Certified Public Accountants. Ms. James also serves on the board of directors of Applied Materials, Inc., a global leader in Nonmanufacturing Solutions™, Yahoo! Inc., an Internet technology company, and the Tri-Valley Animal Rescue, a non-profit that is dedicated to providing homes for homeless pets. Ms. James holds Bachelor's degrees from Hunter College and San Jose State University.

Ms. James' years in the accounting industry, her service on the boards and committees of a number of other publicly held companies and her over two years of service as a director of Coherent make her an invaluable member of our Board of Directors.

L. William Krause. Mr. Krause has been President of LWK Ventures, a private investment firm, since 1991. In addition, Mr. Krause served as Chairman of the Board of Caspian Networks, Inc., an IP networking systems provider, from April 2002 to September 2006 and as Chief Executive Officer from April 2002 until June 2004. From September 2001 to February 2002, Mr. Krause was Chairman and Chief Executive Officer of Exodus Communications, Inc., which he guided through Chapter 11 Bankruptcy to a sale of assets. He also served as President and Chief Executive Officer of 3Com Corporation, a global data networking company, from 1981 to 1990 and as its Chairman from 1987 to 1993 when he retired. Mr. Krause currently serves as a director of Brocade Communications Systems, Inc., a networking solutions and services company, CommScope Inc., a networking infrastructure company and Core-Mark Holdings, Inc., a distributor of packaged consumer goods. Mr. Krause previously served as a director for Sybase, Inc., Packeteer, Inc. and TriZetto Group, Inc. Mr. Krause holds a B.S. degree in electrical engineering and received an honorary Doctorate of Science from The Citadel.

Mr. Krause's years of executive and management experience in the high technology industry, including serving as the chief executive officer of several companies, his service on the boards and committees of a number of other publicly held companies, and his year and a half of service as a director of Coherent make him an invaluable member of our Board of Directors.

Garry W. Rogerson. Dr. Rogerson has served as our Chairman of the Board since June 2007. Dr. Rogerson was Chairman and Chief Executive Officer of Varian, Inc., a major supplier of scientific instruments and consumable laboratory supplies, vacuum products and services, from February 2009 and 2004, respectively until the purchase of Varian by Agilent Technologies, Inc. in May 2010. Dr. Rogerson served as Varian's Chief Operating Officer from 2002 to 2004, as Senior Vice President, Scientific Instruments from 2001 to 2002, and as Vice President, Analytical Instruments from 1999 to 2001. Dr. Rogerson received an honours degree and Ph.D. in biochemistry from the University of Kent at Canterbury.

Dr. Rogerson's years of executive and management experience in the high technology industry, including serving as the chief executive officer of another company, his service on the board of another publicly held company, and his over six years of service as a director of Coherent make him an invaluable member of our Board of Directors.

Lawrence Tomlinson. Mr. Tomlinson retired from Hewlett-Packard Co., a global technology company, in June 2003. Prior to retiring from Hewlett-Packard Co., from 1993 to June 2003 Mr. Tomlinson served as its Treasurer, from 1996 to 2002 he was also a Vice President of Hewlett-Packard Co. and from 2002 to June 2003 was also a Senior Vice President of Hewlett-Packard Co. Mr. Tomlinson is a member of the board of directors of Salesforce.com, Inc., a customer relationship management service provider. During the past five years, Mr. Tomlinson has also served as a director of Therma-Wave, Inc. Mr. Tomlinson received a B.S. from Rutgers University and an M.B.A. from Santa Clara University.

Mr. Tomlinson's years of executive and management experience in the high technology industry, his experience in the finance and accounting industry, his service on the boards and committees of a number of other publicly held companies and his over seven years of service as a director of Coherent make him an invaluable member of our Board of Directors.

Sandeep Vij. Mr. Vij has held the position of President and Chief Executive Officer of MIPS Technologies, Inc., a leading provider of processor architectures and cores, since January 2010. Previously, Mr. Vij had been the Vice President and General Manager of the Broadband and Consumer Division of Cavium Networks, Inc., a leading provider of highly integrated semiconductor products from May 2008 to January 2010. Prior to that he held the position of Vice President of Worldwide Marketing, Services and Support for Xilinx Inc., a digital programmable logic device provider, from 2007 to April 2008. From 2001 to 2006, he held the position of Vice President of Worldwide Marketing at Xilinx. From 1997 to 2001, he served as Vice President and General Manager of the General Products Division at Xilinx. Mr. Vij joined Xilinx in 1996 as Director of FPGA Marketing. Mr. Vij is a member of the board of directors of MIPS Technologies, Inc. He is a graduate of General Electric's Edison Engineering Program and Advanced Courses in Engineering. He holds an MSEE from Stanford University and a BSEE from San Jose State University.

Mr. Vij's years of executive and management experience in the high technology industry, including serving as the chief executive officer of another company, his service on the board of another publicly held company, and his over six years of service as a director of Coherent make him an invaluable member of our Board of Directors.

Director Independence

The Board has determined that, with the exception of Dr. Ambroseo, all of its current members and all of the nominees for director are "independent directors" as that term is defined in the marketplace rules of the Nasdaq Stock Market.

Board Meetings and Committees

The Board held a total of ten (10) meetings during fiscal 2010. During fiscal 2010, the Board had three standing committees: the Audit Committee; the Compensation and H.R. Committee; and the Governance and Nominating Committee. In addition, in fiscal 2010, the Board had one additional committee: the Special Litigation Committee, which suspended its operations at the conclusion of the litigation matter. From time to time, the Board may create limited ad hoc committees, service on which does not provide additional compensation. No director serving during such fiscal year attended fewer than 75% of the aggregate of all meetings of the Board and the committees of the Board upon which such director served.

Audit Committee

The Audit Committee, which has been established in accordance with Section 3(a)(58)(A) of the Exchange Act, consists of directors James, Rogerson, and Tomlinson. The Audit Committee held eleven (11) meetings during fiscal 2010. All of the members of the Audit Committee are "independent" as defined under rules promulgated by the SEC and qualify as independent directors under the marketplace rules of the Nasdaq Stock Market for Audit Committee members. The Board has determined that directors James, Rogerson and Tomlinson are "audit committee financial experts" as that term is defined in Item 401(h) of Regulation S-K of the Securities Act of 1933, as amended. Among other things, the Audit Committee has the sole authority for appointing and supervising our independent registered public accounting firm and is primarily responsible for approving the services performed by our independent registered public accounting firm and for reviewing and evaluating our accounting principles and our system of internal accounting controls. A copy of the Audit Committee charter, including any updates thereto, is available on our website at www.coherent.com.

Compensation and H.R. Committee

The Compensation and H.R. Committee of the Board consists of directors Krause, Rogerson, Tomlinson and Vij. All of the members of the Compensation and H.R. Committee are "independent" as defined under the marketplace rules of the Nasdaq Stock Market. The Compensation and H.R. Committee held six (6) meetings during fiscal 2010. The Compensation and H.R. Committee, among other things, reviews and approves our executive compensation policies and programs, and grants stock options to our employees, including officers, pursuant to our stock option plans. See "Executive Officers and Executive Compensation—Compensation Discussion and Analysis" and "Director Compensation" below for a description of our processes and procedures for the consideration and determination of executive and director compensation. A copy of the Compensation and H.R. Committee charter, including any updates thereto, is available on our website at www.coherent.com.

Governance and Nominating Committee

The Governance and Nominating Committee consists of directors James, Krause and Rogerson. All of the members of the Governance and Nominating Committee are "independent" as defined under the marketplace rules of the Nasdaq Stock Market. The Governance and Nominating Committee held five (5) meetings during fiscal 2010. The Governance and Nominating Committee, among other things, assists the Board by making recommendations to the Board on matters concerning director nominations and elections, board committees and corporate governance. A copy of the Governance and Nominating Committee charter, including any updates thereto, is available on our website at www.coherent.com.

Attendance at Annual Meeting of Stockholders by Directors

All directors are encouraged, but not required to attend our annual meeting of stockholders. At our annual meeting held April 1, 2010, all members of the Board attended.

Process for Recommending Candidates for Election to the Board of Directors

The Governance and Nominating Committee will consider nominees recommended by stockholders. A stockholder that desires to recommend a candidate for election to the Board must direct the recommendation in writing to us at our principal offices (Attention: Bret M. DiMarco, Corporate Secretary) and must include the candidate's name, age, home and business contact information, principal occupation or employment, the number of shares beneficially owned by the nominee, whether any hedging transactions have been entered into by the nominee or on his or her behalf, information regarding any arrangements or understandings between the nominee and the stockholder nominating the nominee or any other persons relating to the nomination, a written statement by the nominee acknowledging that the nominee will owe a fiduciary duty to the Company if elected, and any other information required to be disclosed about the nominee if proxies were to be solicited to elect the nominee as a director. For a stockholder recommendation to be considered by the Governance and Nominating Committee as a potential candidate at an annual meeting, nominations must be received on or before the deadline for receipt of stockholder proposals for such meeting. In the event a stockholder decides to nominate a candidate for director and solicits proxies for such candidate, the stockholder will need to follow the rules set forth by the SEC and in our bylaws. See "Information Concerning Solicitation and Voting—Deadline for Receipt of Stockholder Proposals."

The Governance and Nominating Committee's criteria and process for evaluating and identifying the candidates that it approves as director nominees are as follows:

- the Governance and Nominating Committee regularly reviews the current composition and size of the Board;

- the Governance and Nominating Committee reviews the qualifications of any candidates who have been properly recommended by a stockholder, as well as those candidates who have been identified by management, individual members of the Board or, if the Governance and Nominating Committee determines, a search firm. Such review may, in the Governance and Nominating Committee's discretion, include a review solely of information provided to the Governance and Nominating Committee or may also include discussions with persons familiar with the candidate, an interview with the candidate or other actions that the Governance and Nominating Committee deems proper;

- the Governance and Nominating Committee evaluates the performance of the Board as a whole and evaluates the performance and qualifications of individual members of the Board eligible for re-election at the annual meeting of stockholders;

- the Governance and Nominating Committee considers the suitability of each candidate, including the current members of the Board, in light of the current size and composition of the Board. Except as may be required by rules promulgated by the Nasdaq Stock Market or the SEC, it is the current belief of the Governance and Nominating Committee that there are no specific, minimum qualifications that must be met by any candidate for the Board, nor are there specific qualities or skills that are necessary for one or more of the members of the Board to possess. In evaluating the qualifications of the candidates, the Governance and Nominating Committee considers many factors, including, issues of character, judgment, independence, age, expertise, diversity of experience, length of service, other commitments and the like. The Governance and Nominating Committee evaluates such factors, among others, and does not assign any particular weighting or priority to any of these factors. The Governance and Nominating Committee considers each individual candidate in the context of the current perceived needs of the Board as a whole. While the Governance and Nominating Committee has not established specific minimum qualifications for director candidates, the Governance and Nominating Committee believes that candidates and nominees must reflect a Board that is comprised of directors who (i) are predominantly independent, (ii) are of high integrity, (iii) have qualifications that will increase the overall effectiveness of the Board, and (iv) meet other requirements as may be required by applicable rules, such as financial literacy or financial expertise with respect to audit committee members;

- in evaluating and identifying candidates, the Governance and Nominating Committee has the authority to retain and terminate any third party search firm that is used to identify director candidates and has the authority to approve the fees and retention terms of any search firm; and

- after such review and consideration, the Governance and Nominating Committee recommends the slate of director nominees to the full Board for its approval.

The Governance and Nominating Committee will endeavor to notify, or cause to be notified, all director candidates, including those recommended by a stockholder, of its decision as to whether to nominate such individual for election to the Board.

Stockholder Communication with the Board of Directors

We believe that management speaks for Coherent. Any stockholder may contact any of our directors by writing to them by mail c/o Bret M. DiMarco, Corporate Secretary, at our principal executive offices, the address of which appears on the cover of this proxy statement.

Any stockholder may report to us any complaints regarding accounting, internal accounting controls, or auditing matters. Any stockholder who wishes to so contact us should send such complaints to the Audit Committee c/o Bret M. DiMarco, Corporate Secretary, at our principal executive offices, the address of which appears on the cover of this proxy statement.

Any stockholder communications that the Board is to receive will first go to our Corporate Secretary, who will log the date of receipt of the communication as well as the identity and contact information of the correspondent in our stockholder communications log.

Our Corporate Secretary will review, summarize and, if appropriate, investigate the complaint under the direction of the appropriate committee of the Board in a timely manner. In the case of accounting or auditing related matters, a member of the Audit Committee, or the Audit Committee as a whole, will then review the summary of the communication, the results of the investigation, if any, and, if appropriate, the draft response. The summary and response will be in the form of a memo, which will become part of the stockholder communications log that the Corporate Secretary maintains with respect to all stockholder communications.

Director Compensation

During fiscal 2010, we paid our non-employee directors an annual retainer (depending upon position) and for service on the Board as follows:

Position	Annual Retainer
Board Member	$ 40,000
Board Chair	$ 16,000
Audit Committee Chair	$ 34,000
Compensation and H.R. Comm. Chair	$ 16,000
Governance & Nominating Comm. Chair	$ 10,750
Audit Committee member (non-Chair)	$ 12,500
Compensation and H.R. Committee member (non-Chair)	$ 8,500
Governance and Nominating Committee member (non-Chair)	$ 6,500

The chart below summarizes the gross cash amounts earned by non-employee directors for service during fiscal 2010 on the Board and its committees (all amounts in dollars):

Name	Annual Board and Chairperson service	Audit Committee	Compensation and H.R. Committee	Nominating and Governance Committee	Special Litigation Committee	Total
Susan James	40,000	23,250	—	6,500	—	69,750
L. William Krause	40,000	—	8,500	5,417[(1)]	—	53,917
Garry W. Rogerson	56,000	6,250[(2)]	8,500	10,750	—	81,500
Lawrence Tomlinson	40,000	23,250	4,250[(3)]	—	—	67,500
Sandeep Vij	40,000	—	16,000	—	12,000	68,000
Former Director						
John H. Hart[(4)]	20,000	6,250	4,250	—	—	30,500

(1) Mr. Krause joined the Governance and Nominating Committee in the middle of the first quarter of fiscal 2010.
(2) Dr. Rogerson joined the Audit Committee after Mr. Hart resigned from the Board effective April 1, 2010.
(3) Mr. Tomlinson joined the Compensation and H.R. Committee after Mr. Hart resigned from the Board effective April 1, 2010.
(4) Pro-rated amount for service as a director through April 1, 2010.

The chart below summarizes the amounts earned by non-employee directors for service (including both Board and, where applicable, committee service) during fiscal 2010:

Name	Fees Paid in Cash ($)	Stock Awards ($)(1)(2)	Option Awards ($)(1)(3)	Total ($)
Susan James	69,750	64,000	70,785	204,535
L. William Krause	53,917	64,000	70,785	188,702
Garry W. Rogerson	81,500	64,000	70,785	216,285
Lawrence Tomlinson	67,500	64,000	70,785	202,285
Sandeep Vij	68,000	64,000	70,785	202,785
Former Director				
John H. Hart	30,500	—	—	30,500

(1) The amounts shown reflect the grant date fair value of stock options determined pursuant to FASB ASC Topic 718. These options vest annually over a three year period. Pursuant to FASB ASC Topic 718, the amounts shown here exclude the effect of estimated forfeitures related to service-based vesting conditions. The assumptions used in the valuation of these awards are set forth in Note 14, "Employee Stock Option and Benefit Plans" of the Financial Statements in our annual report on Form 10-K.

(2) The directors' aggregate holdings of RSUs as of the end of fiscal 2010 were as follows (the vesting for which is 100% on March 19, 2011 for 2,000 shares (other than for Mr. Krause), 100% on March 11, 2012 for 2,000 shares and 100% on April 1, 2013 for 2,000 shares to the extent such individual is a member of the Board at such time):

Susan James	6,000 shares
L. William Krause	4,000 shares
Garry W. Rogerson	6,000 shares
Lawrence Tomlinson	6,000 shares
Sandeep Vij	6,000 shares

(3) The directors' aggregate holdings of stock option awards (both vested and unvested) as of the end of fiscal 2010 were as follows:

Susan James	36,000 shares
L.William Krause	30,000 shares
Garry W. Rogerson	65,000 shares
Lawrence Tomlinson	24,000 shares
Sandeep Vij	15,000 shares

The following table shows equity grants received by non-employee directors in fiscal 2010:

Name	Restricted Stock Units Granted in Fiscal 2010 (#)	Stock Options Granted in Fiscal 2010 (# shares)
Susan James	2,000	6,000
L. William Krause	2,000	6,000
Garry W. Rogerson	2,000	6,000
Lawrence Tomlinson	2,000	6,000
Sandeep Vij	2,000	6,000
Former Director		
John H. Hart	—	—

Our 1998 Directors' Stock Plan was adopted by the Board on November 24, 1998 and was approved by the stockholders on March 17, 1999. The 1998 Directors' Stock Plan was amended on March 23, 2003, and was further amended on March 30, 2006, when the 1998 Directors' Stock Plan was renamed the 1998 Director Stock Plan (the "1998 Director Plan"). As of September 30, 2007, 150,000 shares were reserved for issuance thereunder. Under the terms of the 1998 Director Plan, the number of shares reserved for issuance thereunder is increased each year by the number of shares necessary to restore the total number of shares reserved to 150,000 shares. In the event that the stockholders approve the adoption of the 2011 Equity Incentive Plan (see Proposal Three), all future director grants shall be under such plan and the 1998 Director Plan will terminate other than for outstanding historical grants made thereunder.

The 1998 Director Plan provided for the automatic and non-discretionary grant of a non-statutory stock option to purchase 24,000 shares of the Company's common stock to each non-employee director on the date on which such person becomes a director. Thereafter, each non-employee director will be automatically granted a non-statutory stock option to purchase 6,000 shares of common stock on the date of and immediately following each Annual Meeting of Stockholders at which such non-employee director is reelected to serve on the Board, if, on such date, he or she has served on the Board for at least three months. Such plan provides that the exercise price must be equal to the fair market value of the common stock on the date of grant of the options.

Additionally, the 1998 Director Plan provides for the automatic and non-discretionary grant of 2,000 restricted stock units ("RSUs") to each non-employee director on the date on which such person becomes a director. Thereafter, each non-employee director will be automatically granted 2,000 RSUs on the date of and immediately following each Annual Meeting of Stockholders at which such non-employee director is reelected to serve on the Board, if, on such date, he or she has served on the Board for at least three months. The Board of Directors, upon recommendation of its independent compensation consultant, has approved a change whereby beginning with our annual meeting on March 31, 2011, non-employee members of our Board of Directors will receive annual grants of 3,500 RSUs and no annual stock option grants.

The 1998 Director Plan provides that with respect to any options held by a director who retires after at least eight years of service on the Board, such director will fully vest in and have the right to exercise his or her option as to both vested and unvested shares as of such date. The option will remain exercisable for the lesser of (i) two (2) years following the date of such director's retirement or (ii) the expiration of the option's original term.

As of October 2, 2010, 344,000 shares have been issued upon the exercise of options and the vesting of restricted stock units under the 1998 Director Plan. There were no options exercised by non-employee directors during fiscal 2010.

Vote Required

Every stockholder voting for the election of directors may cumulate such stockholder's votes and give one candidate a number of votes equal to the number of directors to be elected multiplied by the number of votes to which the stockholder's shares are entitled. Alternatively, a stockholder may distribute his or her votes on the same principle among as many candidates as the stockholder thinks fit, provided that votes cannot be cast for more than six (6) candidates. However, no stockholder will be entitled to cumulate votes for a candidate unless (i) such candidate's name has been properly placed in nomination for election at the Annual Meeting prior to the voting and (ii) the stockholder, or any other stockholder, has given notice at the meeting prior to the voting of the intention to cumulate the stockholder's votes. If cumulative voting occurs at the meeting and you do not specify how to distribute your votes, your proxy holders (the individuals named on your proxy card) will cumulate votes in such a manner as will ensure the election of as many of the nominees listed above as possible, and the specific nominees to be voted for will be determined by the proxy holders.

If a quorum is present, the six (6) nominees receiving the highest number of votes will be elected to the Board. See "Information Concerning Solicitation and Voting—Quorum; Abstentions; Broker Non-Votes."

THE BOARD RECOMMENDS THAT STOCKHOLDERS VOTE "FOR" THE SIX NOMINEES PRESENTED HEREIN.

PROPOSAL TWO
RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee of the Board has selected Deloitte & Touche LLP, an independent registered public accounting firm, to audit our financial statements for the fiscal year ending October 1, 2011, and recommends that stockholders vote for ratification of such appointment. Deloitte & Touche LLP has audited our financial statements since the fiscal year ended September 25, 1976. Although ratification by stockholders is not required by law, the Audit Committee has determined that it is desirable to request ratification of this selection by the stockholders as a matter of good corporate practice. Notwithstanding its selection, the Audit Committee, in its discretion, may appoint a new independent registered public accounting firm at any time during the year if the Audit Committee believes that such a change would be in the best interest of Coherent and its stockholders. If the stockholders do not ratify the appointment of Deloitte & Touche LLP, the Audit Committee may reconsider its selection. The Audit Committee selected Deloitte & Touche LLP to audit our financial statements for the fiscal year ended October 2, 2010, which was ratified by our stockholders.

Representatives of Deloitte & Touche LLP are expected to be present at the meeting and will be afforded the opportunity to make a statement if they desire to do so. The representatives of Deloitte & Touche LLP are also expected to be available to respond to appropriate questions.

Principal Accounting Fees and Services

The following table sets forth fees for services provided by Deloitte & Touche LLP, the member firms of Deloitte Touche Tohmatsu, and their respective affiliates (collectively, "Deloitte") during fiscal years 2010 and 2009:

	2010	2009
Audit fees(1)	$1,440,000	$1,693,202
Audit-related fees	—	—
Tax fees	—	—
All other fees(2)	2,000	72,375
Total	$1,442,000	$1,765,577

(1) Represents fees for professional services provided in connection with the integrated audit of our annual financial statements and internal control over financial reporting and review of our quarterly financial statements, advice on accounting matters that arose during the audit and audit services provided in connection with other statutory or regulatory filings.

(2) Represents the annual subscription for access to the Deloitte Accounting Research Tool, which is a searchable on-line accounting database ($2,000) in both fiscal years, and due diligence associated with our acquisition activities in fiscal 2009.

Pre-Approval of Audit and Non-Audit Services

The Audit Committee has determined that the provision of non-audit services by Deloitte is compatible with maintaining Deloitte's independence. In accordance with its charter, the Audit Committee approves in advance all audit and non-audit services to be provided by Deloitte. In other cases, the Chairman of the Audit Committee has the delegated authority from the Committee to pre-approve certain additional services, and such pre-approvals are communicated to the full Committee at its next meeting. During fiscal year 2010, 100% of the services were pre-approved by the Audit Committee in accordance with this policy.

Vote Required

The affirmative vote of a majority of the votes cast will be required to ratify the selection of Deloitte & Touche LLP as our independent registered public accounting firm for the fiscal year ending October 1, 2011.

THE AUDIT COMMITTEE UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE "FOR" THE RATIFICATION OF THE APPOINTMENT OF DELOITTE & TOUCHE LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING OCTOBER 1, 2011.

PROPOSAL THREE
APPROVAL OF OUR 2011 EQUITY INCENTIVE PLAN

Our Board of Directors believes that we must offer a competitive equity incentive program if we are to continue to successfully attract and retain the best possible candidates for positions of substantial responsibility within Coherent. Our current form of company-wide equity plan, the 2001 Stock Plan, was first adopted in 2001. We believe it appropriate to adopt a new form of company-wide equity plan consistent with current best compensation practices. Accordingly, the Compensation and H.R. Committee of our Board of Directors has adopted our 2011 Equity Incentive Plan (the "Plan"), subject to, and effective as of, approval from our stockholders at the annual meeting.

If stockholders approve the Plan, there will be no further grants of equity-based awards under the 2001 Stock Plan. However, the 2001 Stock Plan will continue to govern awards previously granted under it. The maximum aggregate number of shares that may be issued under the Plan is 4,500,000 shares plus any forfeited or cancelled shares subject to outstanding awards under the 2001 Stock Plan, 1995 Stock Plan and 1998 Director Option Plan that are outstanding up to a maximum of an additional 2,382,000 shares. The aggregate number of outstanding shares of common stock subject to options under such plans as of January 1, 2011 was 1,389,314, with a weighted average exercise price per share of $28.61 and a weighted average remaining contractual term of 4.1 years. As of January 1, 2011, the aggregate number of unvested full-value awards outstanding was 547,098. As of the record date, no benefits or amounts relating to the 4,500,000 new shares have been received by, or allocated to, any individuals, other than as may be issued pursuant to the automatic grants to our non-employee directors discussed elsewhere in this proxy statement.

The Plan is also designed to allow us to deduct in full for federal income tax purposes the compensation recognized by our executive officers in connection with certain awards granted under the Plan. Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"), generally denies a corporate tax deduction for annual compensation exceeding $1 million paid to the chief executive officer and other "covered employees" as determined under Section 162(m) of the Code and applicable guidance ("Section 162(m)"). However, certain types of compensation, including performance-based compensation, are generally excluded from this deductibility limit. To enable compensation in connection with stock options, stock appreciation rights and certain restricted stock grants, stock units, performance shares and performance units awarded under the Plan to qualify as "performance-based" within the meaning of Section 162(m), the Plan limits the sizes of such awards as further described below. By approving the Plan, our stockholders will be approving, among other things, eligibility requirements for participation in the Plan, performance measures upon which specific performance goals applicable to certain awards would be based, limits on the numbers of shares or compensation that could be made to participants. The Plan is attached as Appendix A to this proxy statement.

The Plan permits the granting by our Board of Directors or any of its committees (the "administrator") of:

- *Incentive stock options.* Incentive stock options are options that are intended to qualify for U.S. federal income tax purposes as an incentive stock option within the meaning of Section 422 of the Code;

- *Nonstatutory stock options.* Nonstatutory stock options are options that are not intended to qualify for U.S. federal income tax purposes as an incentive stock option;

- *Restricted stock.* Awards of restricted stock are rights to acquire or purchase shares of our common stock, which vest in accordance with the terms and conditions established by the administrator in its sole discretion. The award agreement will generally grant us a right to repurchase or reacquire the unvested shares upon the termination of the participant's service with us for any reason (including death or disability). The administrator will determine the number of shares granted pursuant to an award of restricted stock;

- *Restricted stock units (RSUs).* Awards of RSUs result in a payment to a participant only if the vesting criteria the administrator establishes are satisfied. Upon satisfying the applicable vesting criteria, the participant will be entitled to the payout specified in the award agreement. The administrator, in its sole discretion, may pay earned RSUs in cash, shares, or a combination thereof. On the date set forth in the award agreement, all unearned restricted stock units will be forfeited to us. The administrator determines the number of RSUs granted to any participant;

- *Stock appreciation rights (SARs).* The administrator will be able to grant SARs, which are the rights to receive the appreciation in fair market value of common stock between the exercise date and the date of grant. We can pay the appreciation in cash, common stock of equivalent value, or a combination thereof. SARs will become exercisable at the times and on the terms established by the administrator, subject to the terms of the Plan. The administrator, subject to the terms of the Plan, will have complete discretion to determine the terms and conditions of SARs granted under the Plan;

provided, however, that the exercise price may not be less than 100% of the fair market value of a share on the date of grant;

- *Performance units and performance shares.* The administrator will be able to grant performance units and performance shares, which are awards that will result in a payment to a participant only if the performance goals or other vesting criteria the administrator may establish are achieved or the awards otherwise vest. The administrator will establish performance or other vesting criteria in its sole discretion, which, depending on the extent to which they are met, will determine the number and/or the value of performance units and performance shares to be paid out to participants;

- *Deferred stock units.* Deferred stock units consist of a restricted stock, RSU, performance share or performance unit award that the administrator permits to be paid out in installments or on a deferred basis; and

- *Dividend equivalents.* Dividend equivalents are credits, payable in cash, made at the discretion of the Plan administrator, to the account of a participant in an amount equal to the cash dividends paid on one share for each share represented by an Award (other than an SAR or option) held by such participant.

For purposes of determining shares available for future grant under the Plan, any awards covering shares with a per share or per unit price lower than 100% of the fair market value of the shares on the date of grant shall be counted as 2.15 shares against the Plan reserve.

In the event of a merger or change in control, each outstanding award will be assumed or an equivalent option or right substituted by the successor corporation or a parent or subsidiary of the successor corporation. In the event that the successor corporation refuses to assume or substitute for the award, the participant will fully vest in and have the right to exercise all of his or her outstanding options or SARs, including shares as to which such awards that would not otherwise be vested or exercisable, all restrictions on restricted stock will lapse, all RSUs will fully vest, and, with respect to awards with performance-based vesting, all performance goals or other vesting criteria will be deemed achieved at 100% of target levels and all other terms and conditions met unless otherwise expressly provided for in the award agreement. In addition, if an award becomes fully vested and exercisable in lieu of assumption or substitution in the event of a change of control, the administrator will notify the participant in writing or electronically that the award will be fully vested and exercisable for a period of time determined by the administrator in its sole discretion, and the award will terminate upon the expiration of such period.

Our Board of Directors expects that the Plan will be an important factor in attracting, retaining and rewarding the high caliber employees essential to our success and in providing incentive to these individuals to promote the success of the company. If stockholders do not approve the Plan we would soon be unable to continue making grants under our 2001 Stock Plan. This would make it extremely difficult for us to attract and retain talent. If this proposal is approved, we expect to have an adequate number of shares to continue making grants consistent with recent practices for the next two to three years. The number of awards that an employee, director or consultant may receive under the Plan is at the discretion of the administrator and therefore cannot be determined in advance. The following table sets forth (i) the aggregate number of shares of common stock subject to options granted under the 2001 Stock Plan during the fiscal year ended October 2, 2010, (ii) the average per share exercise price of such options, (iii) the aggregate number of restricted stock units granted under the 2001 Stock Plan during the fiscal year ended October 2, 2010, and (iv) the dollar value of such restricted stock units. There were no shares issued pursuant to awards of restricted stock, SARs, performance units or performance shares granted under the 2001 Stock Plan and 1998 Director Plan during the fiscal year ended October 2, 2010.

Name	**Number of Options Granted**	**Average Per Share Exercise Price**	**Number of RSUs**	**Dollar Value of RSUs[(1)]**
John R. Ambroseo, PhD	75,000	$26.16	37,500	$981,000
Susan M. James	6,000	32.00	2,000	64,000
L. William Krause	6,000	32.00	2,000	64,000
Garry W. Rogerson, PhD	6,000	32.00	2,000	64,000
Lawrence Tomlinson	6,000	32.00	2,000	64,000
Sandeep Vij	6,000	32.00	2,000	64,000
Helene Simonet	28,000	26.16	14,000	366,240
Mark Sobey, PhD	24,000	26.16	12,000	313,920
Bret DiMarco	21,000	26.16	10,500	274,680
Luis Spinelli	18,000	26.16	9,000	235,440
All executive officers as a group	172,000	26.16	85,000	2,171,280

Name	Number of Options Granted	Average Per Share Exercise Price	Number of RSUs	Dollar Value of RSUs[(1)]
All directors who are not executive officers as a group	30,000	32.00	10,000	320,000
All employees who are not executive officers as a group	280,150	26.26	152,100	4,059,546

(1) Reflects the dollar amount recognized for financial statement reporting purposes (disregarding an estimate of forfeitures related to service-based vesting conditions) for fiscal 2010 in accordance with ASC Topic 718.

Vote Required

The affirmative vote of the holders of a majority of the votes cast will be required to approve our 2011 Equity Incentive Plan.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE "FOR" THE APPROVAL OF OUR 2011 EQUITY INCENTIVE PLAN.

PROPOSAL FOUR
ADVISORY VOTE ON EXECUTIVE COMPENSATION

Our Board of Directors proposes that stockholders provide advisory (non-binding) approval of the compensation of our named executive officers, as disclosed pursuant to the compensation disclosure rules of the SEC, including the Compensation Discussion and Analysis, the Fiscal 2010 Summary Compensation Table and related tables and disclosure.

Our Board of Directors recognizes the interest our investors have in the compensation of our executives. In recognition of that interest and as required by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the "Dodd-Frank Act"), we are providing our stockholders with the opportunity to cast a non-binding advisory vote on the compensation of our named executive officers, as disclosed pursuant to the compensation disclosure rules of the SEC (also referred to as "say-on-pay").

As described in our Compensation Discussion and Analysis, we have adopted an executive compensation philosophy designed to provide strong alignment between executive pay and performance and to focus executives on making decisions that enhance our stockholder value in both the short and long term. Executives are compensated in a manner consistent with Coherent's strategy, competitive practices, stockholder interest alignment, and evolving compensation governance standards. The committee positions the midpoint of our target compensation ranges near the 50th percentile of our peers, with actual compensation falling above or below depending upon the Company's financial performance.

Vote Required

The affirmative vote of the holders of a majority of the votes cast is required to approve the compensation of our named executive officers disclosed in this proxy statement. The vote is an advisory vote, and therefore not binding. Our Board of Directors values the opinions of our stockholders and to the extent there is any significant vote against the named executive officer compensation as disclosed in this proxy statement, we will consider our stockholders' concerns and the Compensation and H.R. Committee will evaluate whether any actions are necessary to address those concerns.

Recommendation

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE "FOR" THE APPROVAL OF OUR NAMED EXECUTIVE OFFICER COMPENSATION DISCLOSED IN THIS PROXY STATEMENT

PROPOSAL FIVE
ADVISORY VOTE ON THE FREQUENCY OF ADVISORY VOTES ON EXECUTIVE COMPENSATION

Our Board of Directors proposes that stockholders provide advisory (non-binding) approval of the frequency of advisory votes on executive compensation for upcoming annual meetings of stockholders. Stockholders may indicate whether they would prefer an advisory vote on named executive officer compensation once every one, two or three years. Stockholders may abstain by submitting a proxy card without instruction on Proposal Five or by checking the box labeled, "abstain".

We are required by the Dodd-Frank Act to provide stockholders with a "say-on-pay" vote every one, two or three years, as determined by a separate advisory stockholder vote held at least once every six years.

Vote Required

The affirmative vote of the holders of a majority of the votes cast is required to approve the frequency of advisory votes taken at annual meetings to approve named executive officer compensation. If none of the alternatives of every one year, two years or three years receives a majority vote, we will consider the highest number of votes cast by stockholders to be the frequency that has been selected by stockholders. However, because this vote is advisory and not binding on the Board of Directors in any way, the Board of Directors may decide that it is in the best interests of our stockholders to hold an advisory vote on executive compensation more or less frequently than the option approved by our stockholders.

THE BOARD DOES NOT MAKE A RECOMMENDATION ON THE FREQUENCY OF ADVISORY VOTES ON THE COMPENSATION OF THE COMPANY'S EXECUTIVE OFFICERS NAMED IN THE PROXY STATEMENT'S SUMMARY COMPENSATION TABLE.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth, as of December 31, 2010, certain information with respect to the beneficial ownership of common stock by (i) any person (including any "group" as that term is used in Section 13(d)(3) of the Exchange Act known by us to be the beneficial owner of more than 5% of our voting securities, (ii) each director and each nominee for director, (iii) each of the executive officers named in the Summary Compensation Table appearing herein, and (iv) all executive officers and directors as a group, based on information available to the Company as of filing this proxy statement. We do not know of any arrangements, including any pledge by any person of our securities, the operation of which may at a subsequent date result in a change of control. Unless otherwise indicated, the address of each stockholder in the table below is c/o Coherent, Inc., 5100 Patrick Henry Drive, Santa Clara, California 95054.

Name and Address	Number of Shares	Percent of Total[1]
Dimensional Fund Advisors[2] 1299 Ocean Ave., 11th Floor Santa Monica, CA 90401	2,023,085	8.0%
BlackRock, Inc.[2] 40 East 52nd St., New York, NY 10022	1,488,216	5.9%
Eagle Asset Management, Inc.[2] 880 Carillon Parkway St. Petersburg, FL 33716	1,469,022	5.8%
Lord Abbett & Co. LLC[2] 90 Hudson Street Jersey City, NJ 07302	1,316,313	5.2%
Wells Fargo & Company[2] 420 Montgomery St., San Francisco, CA 94104	1,278,880	5.1%
Vanguard Group, Inc.[2] 100 Vanguard Blvd., Malvern, PA 19355	1,249,299	5.0%
John R. Ambroseo, PhD[3]	371,488	1.5%
Helene Simonet[4]	41,574	*
Luis Spinelli[5]	33,497	*
Bret M. DiMarco[6]	8,726	*
Mark S. Sobey, PhD[7]	1,000	*
Susan James[8]	19,000	*
L. William Krause[9]	8,000	*
Garry W. Rogerson, PhD[10]	30,000	*
Lawrence Tomlinson[11]	18,200	*
Sandeep Vij[12]	9,600	*
All directors and executive officers as a group (10 persons)[13]	541,085	2.1%

* Represents less than 1%.

(1) Based upon 25,199,816 shares of Coherent common stock outstanding as of December 31, 2010. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to the securities. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, each share of Coherent common stock subject to options held by that person that are currently exercisable or will be exercisable within 60 days of December 31, 2010 and all RSUs that will vest within 60 days of December 31, 2010, are deemed outstanding. For Drs. Ambroseo and Sobey, Ms. Simonet, Messrs. Spinelli, and DiMarco, no shares of performance-based restricted stock units are included. In addition, such shares, are not deemed outstanding for the purpose of computing the percentage ownership of any other person. This table has been updated to reflect Schedule 13Gs filed with the SEC subsequent to the filing of our Form 10-K/A and corrects the holdings of certain individuals due to the vesting of equity securities.

(2) Based on the most recent Schedule 13F, 13D or Schedule 13G (or amendments thereto) filed by such person with the SEC prior to the date of filing this report and a review of a stockholder listing report provided by a third party provider.

(3) Includes 275,000 shares issuable upon exercise of options and 7,500 shares issuable upon vesting of RSUs held by Dr. Ambroseo which were exercisable or would become exercisable or vested, as the case may be, within 60 days of December 31, 2010.

(4) Includes 9,333 shares issuable upon exercise of options and 4,167 shares issuable upon vesting of RSUs held by Ms. Simonet which were exercisable or would become exercisable or vested, as the case may be, within 60 days of December 31, 2010.

(5) Includes 26,000 shares issuable upon exercise of options and 1,667 shares issuable upon vesting of RSUs held by Mr. Spinelli which were exercisable or would become exercisable or vested, as the case may be, within 60 days of December 31, 2010.

(6) Includes 3,334 shares issuable upon vesting of RSUs held by Mr. DiMarco which would become vested, as the case may be, within 60 days of December 31, 2010.

(7) Includes 1,000 shares issuable upon vesting of RSUs held by Mr. Sobey which would become vested, as the case may be, within 60 days of December 31, 2010.

(8) Includes 19,000 shares issuable upon exercise of options held by Ms. James which were exercisable or would become

exercisable within 60 days of December 31, 2010.

(9) Includes 8,000 shares issuable upon exercise of options held by Mr. Krause which were exercisable or would become exercisable within 60 days of December 31, 2010.

(10) Includes 27,000 shares issuable upon exercise of options held by Dr. Rogerson which were exercisable or would become exercisable within 60 days of December 31, 2010.

(11) Includes 15,000 shares issuable upon exercise of options held by Mr. Tomlinson which were exercisable or would become exercisable within 60 days of December 31, 2010.

(12) Includes 6,000 shares issuable upon exercise of options held by Mr. Vij which were exercisable or would become exercisable within 60 days of December 31, 2010.

(13) Includes an aggregate of 385,333 options and 17,668 shares issuable upon vesting of RSU's which were exercisable or would become exercisable or vested, as the case may be, within 60 days of December 31, 2010. This does not include any shares held by our former director John Hart.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 (the "Exchange Act") requires our officers and directors, and persons who own more than ten percent of a registered class of our equity securities to file reports of ownership and changes in ownership with the SEC. Such officers, directors and ten-percent stockholders are also required by SEC rules to furnish us with copies of all forms that they file pursuant to Section 16(a). Based solely on our review of the copies of such forms received by us, and on written representations from certain reporting persons that no other reports were required for such persons, we believe that, during fiscal 2010, our officers, directors and greater than ten percent stockholders complied with all applicable Section 16(a) filing requirements.

EXECUTIVE OFFICERS AND EXECUTIVE COMPENSATION

Executive Officers

The name, age, position and a brief account of the business experience of our chief executive officer and each of our other executive officers as of December 31, 2010 are set forth below:

Name	Age	Office Held
John R. Ambroseo, PhD	49	President and Chief Executive Officer
Helene Simonet	58	Executive Vice President and Chief Financial Officer
Mark Sobey, PhD	50	Executive Vice President and General Manager, Specialty Laser Systems
Luis Spinelli	63	Executive Vice President and Chief Technology Officer
Bret M. DiMarco	42	Executive Vice President, General Counsel and Corporate Secretary

Please see "Directors" above for Dr. Ambroseo's biographical information.

Helene Simonet. Ms. Simonet has served as our Executive Vice President and Chief Financial Officer since April 2002. Ms. Simonet served as Vice President of Finance of our former Medical Group and Vice President of Finance, Photonics Division from December 1999 to April 2002. Prior to joining Coherent, she spent over twenty years in senior finance positions at Raychem Corporation's Division and Corporate organizations, including Vice President of Finance of the Raynet Corporation. Ms. Simonet has both Master's and Bachelor degrees from the University of Leuven, Belgium.

Mark Sobey. Dr. Sobey was appointed Executive Vice President of Coherent and General Manager of Specialty Laser Systems (SLS) in April 2010. He has served as Senior Vice President and General Manager for the SLS Business Group, which primarily serves the Microelectronics and Research markets, since joining Coherent in July 2007. Prior to Coherent, Dr. Sobey has spent over 20 years in the Laser and Fiber Optics Telecommunications industries, including roles as Senior Vice President Product Management at Cymer from January 2006 through June 2007 and previously as Senior Vice President Global Sales at JDS Uniphase through October 2005. He received his PhD in Engineering and BSc in Physics, both from the University of Strathclyde in Scotland.

Luis Spinelli. Mr. Spinelli has served as our Executive Vice President and Chief Technology Officer since February 2004. Mr. Spinelli joined the Company in May 1985 and has since held various engineering and managerial positions, including Vice President, Advanced Research from April 2000 to September 2002 and Vice President, Corporate Research from September 2002 to February 2004. Mr. Spinelli has led the Advanced Research Unit from its inception in 1998, whose charter is to identify and evaluate new and emerging technologies of interest for us across a range of disciplines in the laser field. Mr. Spinelli holds a degree in Electrical Engineering from the University of Buenos Aires, Argentina with post-graduate work at the Massachusetts Institute of Technology.

Bret M. DiMarco. Mr. DiMarco has served as our Executive Vice President and General Counsel since June 2006 and our Corporate Secretary since February 2007. From February 2003 until May 2006, Mr. DiMarco was a member and from October 1995 until January 2003 was an associate at Wilson Sonsini Goodrich & Rosati, P.C., a law firm. Mr. DiMarco received a Bachelor degree from the University of California at Irvine and a Juris Doctorate degree from the Law Center at the University of Southern California. He is also an adjunct professor of law at the University of California Hastings College of the Law, teaching corporate law and mergers & acquisitions.

Compensation Discussion and Analysis

Introduction

This Compensation Discussion and Analysis addresses the fiscal 2010 compensation for the principal executive officer, the principal financial officer, and the other three executive officers at our fiscal year-end who were the most highly compensated executive officers of Coherent. These executives are our "Named Executive Officers" ("NEO" or "NEOs") for fiscal 2010:

- John R. Ambroseo, Ph.D., our president and chief executive officer;
- Helene Simonet, our executive vice president and chief financial officer;

- Mark S. Sobey, Ph.D., our executive vice president and general manager, specialty laser systems;
- Bret M. DiMarco, our executive vice president, general counsel and corporate secretary; and
- Luis Spinelli, our executive vice president and chief technology officer.

This Compensation Discussion and Analysis describes the material elements of our executive compensation program during fiscal 2010, as well as compensation decisions made by our Compensation & H.R. Committee (the "committee") during fiscal 2011 prior to this analysis. It also provides an overview of our executive compensation philosophy, principal compensation policies and practices. Finally, it details how the committee arrived at the specific compensation decisions for our NEOs in fiscal 2010 and the key factors considered in these determinations.

Compensation Overview

Compensation Philosophy. Our executive compensation programs are designed to provide strong alignment between executive pay and performance and to focus executives on making decisions that enhance our stockholder value in both the short and long term. Executives are compensated in a manner consistent with Coherent's strategy, competitive practices, stockholder interest alignment, and evolving compensation governance standards. The committee positions the midpoint of our target compensation ranges near the 50th percentile of our peers, with actual compensation falling above or below depending upon the Company's financial performance. Our executive compensation program is designed to foster practices that will enable us to attract, retain, and motivate our executives to:

- Ensure that the executive team has clear goals and accountability with respect to our financial performance;
- Provide market levels of pay for meeting target performance expectations, with above market pay for performance above target and below market pay for performance below target; and
- Promote our culture of integrity by properly rewarding appropriate risk taking, while not promoting excessive risk taking.

Elements of Executive Compensation. During fiscal 2010, the compensation of our NEOs, primarily consisted of base salary, an annual cash incentive award opportunity, and long-term equity incentive awards. For fiscal 2010, on average, 73% of our NEO's target compensation was delivered in the form of variable annual cash incentives or long-term equity incentives.

The average target pay mix for our named executive officers during fiscal 2010 can be illustrated as follows:

Average NEO Target FY 10 Pay Mix


Base Salary 27%
Long Term Equity
Incentives 47%

Note: The annual cash incentive amounts represent target awards based on base salary and target bonuses in effect during Fiscal Year 2010. The Long Term Incentives include Stock Options (based on the dollar amount recognized for financial statement reporting purposes for fiscal 2010 in accordance with ASC 718) and Restricted Stock Units (using the grant date face value). This chart does not include other benefits, such as perquisites.

Compensation Governance. "Pay for performance" is at the core of Coherent's executive compensation approach. This is accomplished primarily by having a majority of the NEOs' potential compensation being "at risk" through a combination of a fiscal year variable cash bonus program and performance metrics in equity grants. In addition to this core philosophy the committee monitors and considers evolving governance approaches and standards in executive compensation. As more fully discussed below, recent examples of how this philosophy is applied and changes made pursuant to compensation best practices, include:

- The elimination of the chief executive officer's 280G "tax gross-up" provision in the change of control severance plan in fiscal 2011;
- The elimination and phasing-out of all perquisites and Company deferred compensation contributions for executive officers beginning in calendar 2011;
- In fiscal 2009 the NEOs received less than $5,000 in total bonus pay-out, as neither the committee nor management recommended any modifications to the previously established performance metrics;
- Despite the Company meeting the adjusted EBITDA percentage performance goals for pay-out under the performance-based RSU grants, the Company did not meet the record revenue threshold set by the committee. Therefore, no performance- based RSUs vested at the measurement date in the first quarter of fiscal 2011;
- Named executive officers did not receive salary increases for fiscal 2009 or 2010;
- Maintained the same target bonus percentage for each NEO in both fiscal 2010 and fiscal 2011;
- In fiscal 2009, the Company adopted a claw-back policy for our chief executive officer and chief financial officer in certain circumstances; and
- Aside from the change of control severance plan, our executive officers do not have employment or severance agreements.

Certain Fiscal 2010 Operating Results. Coherent had strong operating performance in fiscal 2010 as compared to fiscal 2009, including net sales growth of 38.8%, or $169 million, with a corresponding net income growth of over $70 million. Accordingly, in fiscal 2010, the compensation for our NEOs increased as compared to fiscal 2009, largely due to the significantly improved financial results resulting in the maximum payout under the Company's fiscal 2010 variable cash incentive plan.

Compensation process

Role and Authority of Our Compensation and H.R. Committee

The committee held six (6) meetings in fiscal 2010. Following our annual meeting in April, 2010, the committee consisted of Messrs. Vij (Chair), Krause and Tomlinson and Dr. Rogerson.

The committee oversees our executive compensation philosophy and administers our executive compensation program. In particular, the committee reviews the corporate goals and objectives and approves the compensation for our Named Executive Officers. The committee has the sole authority delegated to it by the Board to make equity grants to our Named Executive Officers.

The committee has adopted a charter, a copy of which may be found on our website at "www.coherent.com"—"Company"—"Corporate Governance." The committee targets a review of its charter annually.

The committee may meet with or without management present, at its discretion. At most of its meetings, the committee conducts an executive session without management present.

Role of Management

The Compensation and H.R. Committee regularly meets with Dr. Ambroseo, our chief executive officer, to obtain recommendations with respect to the compensation programs, practices and packages for our Named Executive Officers other than Dr. Ambroseo. Additionally, Ms. Simonet, our executive vice president and chief financial officer, and Mr. DiMarco, our executive vice president and general counsel are regularly invited to meetings of the committee or otherwise asked to assist the committee. Additionally, during fiscal 2010, members of our human resources group regularly attended the committee's meetings. The assistance of these individuals includes providing financial information and analysis for the committee and its compensation consultant, taking minutes of the meeting or providing legal advice, developing compensation proposals for consideration, and providing insights regarding our employees (executive and otherwise) and the business context for the committee's decisions. Named Executive Officers will attend portions of committee meetings when requested, but leave the meetings when matters potentially affecting them are discussed. At the invitation of the committee, outside legal counsel frequently attends committee meetings. The committee makes decisions regarding Dr. Ambroseo's compensation without him present.

Role of Compensation Consultants

In fiscal 2010, the Compensation and H.R. Committee engaged Farient Advisors ("Farient") as its independent compensation consultants. Farient was retained to:

- Review and analyze our executive compensation program;
- Make recommendations for fiscal 2010 compensation; and
- Review the Company's change of control severance plan.

Additionally in fiscal 2010, the Board of Directors retained a separate independent compensation consultant, Compensia, Inc., to review Board-related compensation matters. After reviewing prevailing governance practices and interviewing several compensation consultants, during the fourth quarter of fiscal 2010 the committee determined to consolidate all of the independent compensation consultant work with Compensia. Farient completed its work for the committee in the fourth quarter of fiscal 2010. In fiscal 2011, the committee worked with Compensia.

The independent compensation consultant serves at the discretion of the committee and is not permitted to do other work for the Company unless expressly authorized by the committee. Since their retention, neither Farient nor Compensia has performed any work for the Company other than its work with the committee or for the Board. The committee is focused on maintaining the independence of its compensation consultant and, accordingly, does not anticipate having its consultant perform any other work for the Company in addition to its direct work for the committee or the Board.

We also participate in and maintain a subscription to the Radford Global Technology Survey. This survey provides benchmark data and compensation practices reports to assist us with regards to employee compensation generally. Such data includes executive compensation data which is presented to the committee at its request.

Pay Positioning Strategy and Benchmarking of Compensation

We have striven to position the midpoint of our target compensation ranges near the 50th percentile of our peers, resulting in targeted total compensation that is competitive within our labor market for performance that meets the objectives established by the committee. A Named Executive Officer's actual salary, cash incentive compensation opportunity and equity compensation may fall below or above the target position based on the individual's experience, seniority, skills, knowledge, performance and contributions. These factors are weighed individually by the committee in its judgment, and no one factor neither takes precedence over others nor is any formula used in making these decisions. The chief executive officer's review of the performance of the other Named Executive Officers is considered by the committee in making individual pay decisions. With respect to the chief executive officer, the committee additionally considered the performance of Coherent as a whole and the views of the Board of Directors regarding the chief executive officer's performance. Actual realized pay is higher or lower than the targeted amounts for each individual based primarily on the Company's performance.

In analyzing our executive compensation program relative to this target market positioning, the committee reviews information provided by its independent compensation consultant, which includes an analysis of data from peer companies' proxy filings with respect to similarly situated individuals at the peer companies and from compensation survey sources, including a broad cross-section of technology companies of similar size to Coherent from the Radford Global Technology Survey.

For pay decisions made in fiscal 2010, Farient recommended that the committee approve modifications to the group of peer companies for conducting compensation analyses from proxies to better reflect our size, strategy and business. Accordingly, the committee removed Axcelis Technologies, Inc. and GSI Group, Inc. and added Finisar Corp., Infinera Corp., Opnext, Inc., Varian Semiconductor and Veeco Instruments to the peer group for fiscal 2010. The committee also was mindful and took into consideration Institutional Shareholder Services' practices with regards to its formulation and use of peer groups and the relative size of peers, although the peer group selected is not confined to the Global Industrial Classification System (GICS) code for Coherent. For fiscal 2011, no changes were made to the group of peer companies. The peer group for fiscal 2010 comprised the following companies:

Altera Corp.	Integrated Device Tech.	PMC-Sierra, Inc.
Cymer Inc.	JDS Uniphase	Trimble Navigation Limited
FEI Company	Linear Technology	Varian Semiconductor
Finisar Corp.	Newport Corporation	Veeco Instruments
FLIR Systems, Inc.	Opnext, Inc.	

Infinera Corp.	Plantronics, Inc.

Several factors are considered in selecting the peer group, the most important of which are:

- Industry (primarily companies in the Electronic Equipment and Semiconductor sub-industry classifications defined by the Global Industry Classification Standard (GICS) system);
- Revenue level (as a proxy for complexity) (primarily companies with between $300 million and $1.5 billion in revenues);
- Geographic location (U.S. technology markets); and
- Emphasizing companies with a significant R&D component, a focus on manufacturing and seeking a balance between semiconductors and other equipment manufacturers.

The committee annually reviews the composition of the peer group to ensure it is the most relevant set of companies to use for comparison purposes.

Components of Compensation

The principal components of our executive officer compensation and employment arrangements during fiscal 2010 included:

- Base salary;
- Variable cash incentive payments;
- Equity awards; and
- Other benefits.

These components were selected because the committee believes that a combination of salary, incentive pay and benefits is necessary to help us attract and retain the executive talent on which Coherent's success depends. The variable cash and equity components are structured to allow the committee to reward performance throughout the fiscal year and to provide an incentive for executives to appropriately balance their focus on short-term and long-term strategic goals.

Base Salary

Base salary is the foundation to providing an appropriate total direct compensation package. We use base salary to fairly and competitively compensate our executives for the jobs we ask them to perform. This is the most stable component of our executive compensation program, as this amount is not at risk. The committee reviewed information provided by its independent compensation consultant with respect to similarly situated individuals at the peer companies to assist it in determining the base salary for each Named Executive Officer, depending upon the particular executive's experience and historical performance.

During the first quarter of fiscal 2010, upon management's recommendation, the committee determined to maintain the base salaries of the NEOs at their fiscal 2009 levels.

Effective beginning with the second quarter of fiscal 2011, based on data provided by Compensia, the committee increased the base salaries of Drs. Ambroseo and Sobey and Mr. Spinelli as a market adjustment to bring them in line with peer data for their positions. Additionally, all Named Executive Officers received a one-time salary increase of $35,000 to help offset the phased-out elimination of perquisites. These increases brought certain of the Named Executive Officers above the 50th percentile in the short-term, which the committee determined was consistent with the phased-out elimination of the perquisites coupled with the strong financial performance by the Company in fiscal 2010.

The following table summarizes the base salary adjustments for fiscal 2010 and 2011.

Named Executive Officer	Salary Increase for Fiscal 2010	Base Salary for Fiscal 2010	Salary Increase effective Second Quarter Fiscal 2011(1)	Base Salary effective Second Quarter Fiscal 2011
John Ambroseo	$0	$580,000	$45,000	$625,000
Helene Simonet	$0	$370,000	$35,000	$405,000
Mark Sobey(2)	$0	$300,000	$60,000	$360,000
Bret DiMarco	$0	$300,000	$35,000	$335,000
Luis Spinelli	$0	$256,000	$39,000	$295,000

(1) Includes $35,000 increase tied to phased-out elimination of perquisites.

(2) Reflects the base salary and promotion increase upon Dr. Sobey's appointment as an executive officer beginning the third fiscal quarter of fiscal 2010.

Variable Cash Incentive Compensation

To focus each executive officer on the importance of the financial performance of Coherent, a substantial portion of each individual's potential short-term compensation is in the form of variable incentive pay tied to committee- established goals. In fiscal 2010, Coherent maintained one incentive cash program under which executive officers were eligible to receive bonuses, the 2010 Variable Compensation Plan ("2010 VCP").

2010 VCP

The 2010 VCP was designed to promote the growth and profitability of Coherent. It provided incentive compensation opportunity in line with targeted market rates to our Named Executive Officers. Under the 2010 VCP, participants were eligible to receive bi-annual bonuses (with measurement periods for the first half and the second half of the 2010 fiscal year). In setting the performance goals, the Compensation and H.R. Committee assessed the anticipated difficulty and importance to the success of Coherent of achieving the performance goals.

The actual awards (if any) payable for each semi-annual period varied depending on the extent to which actual performance met, exceeded or fell short of the goals approved by the committee. The 2010 VCP goals were tied to the Company achieving varying levels of adjusted EBITDA as a percentage of sales ("adjusted EBITDA %"), with a payout modifier tied to the level of the adjusted EBITDA % for each measurement period. Adjusted EBITDA was defined as earnings before interest, taxes, depreciation, amortization and certain other non-operating income and expense items and other items, such as the fiscal impact of stock option expensing under Financial Accounting Standards Board, or FASB, Accounting Standards Codification, or ASC 718, stock option-related litigation costs and settlement related thereto, 2010 VCP earned, impairment or restructuring charges, and the impact of significant acquisitions.

Due to the continuing worldwide economic downturn, the committee provided for a lower adjusted EBITDA % target in the first half of the fiscal year, with a payout cap of 100%. In order to incentivize management to drive improvement in adjusted EBITDA % over the course of the year, the committee approved a meaningful step up during the second half of the year and an increased payout cap of 200%. For the first half of fiscal 2010 no payout under the 2010 VCP would occur until the Company was profitable on a pro forma pre-tax basis, with a minimum revenue threshold. For the second half of fiscal 2010, the minimum threshold of achievement for any payment to be made required an adjusted EBITDA % greater than 12.5% in the second half of the year, with a minimum revenue threshold. Due to the Company's significantly improved operating performance, the payout cap was reached for both periods.

Fiscal 2010 Variable Compensation Plan Scale for Named Executive Officers

First Half FY 2010 VCP Scale

Adjusted EBITDA %	Payout
8.5	25%
11.0	50%
13.5	75%
14.5	100%
Revenue Threshold $210.2 million	

Second Half FY 2010 VCP Scale

Adjusted EBITDA %	Payout
12.5	0%
13.5	50%
14.5	100%
15.5	150%
16.5	200%
Revenue Threshold $233.9 million	

Adjusted EBITDA % Achievement for First Half FY2010 VCP Payout
14.9%

Adjusted EBITDA% Achievement for Second Half FY2010 VCP Payout
21.2%

The committee, in consultation with its compensation consultant, chose these operating results so that the executives were incentivized to deliver the type of sustainable operations that benefits our stockholders. Given that only a modest payout was earned under the 2009 variable compensation plan, the committee believed that the goals were reasonably difficult to achieve in fiscal 2009. Accordingly, when setting the performance goals for the 2010 VCP, the committee again established reasonably difficult achievement goals. The Company's financial performance during fiscal 2010 resulted in a number of all-time financial records for Coherent and, accordingly, the payout under the 2010 VCP was demonstrably higher than in the prior fiscal year.

The tables below describes for each Named Executive Officer under the 2010 Variable Compensation Plan (i) the target percentage of base salary, (ii) the potential award range as a percentage of base salary, and (iii) the actual award earned for the measurement period in fiscal 2010.

First Half of Fiscal Year 2010

Named Executive Officer	Target Percentage of Salary*	Payout Percentage Range of Salary*	Actual Award($)(1)	Actual Award Percentage of Salary(2)
John Ambroseo	100%	0 - 100%	290,004	100%
Helene Simonet	70%	0 - 70%	129,497	70%
Mark Sobey	50%	0 - 50%	75,005	50%
Bret DiMarco	50%	0 - 50%	75,000	50%
Luis Spinelli	50%	0 - 50%	64,002	50%

Second Half of Fiscal Year 2010

Named Executive Officer	Target Percentage of Salary*	Payout Percentage Range of Salary*	Actual Award($)(1)	Actual Award Percentage of Salary(2)
John Ambroseo	100%	0 - 200%	580,008	200%
Helene Simonet	70%	0 - 140%	258,993	140%
Mark Sobey	60%	0 - 120%	180,012	120%
Bret DiMarco	50%	0 - 100%	150,000	100%
Luis Spinelli	50%	0 - 100%	128,004	100%

* Salary amounts used in the table reflect the applicable half of fiscal 2010.

(1) Reflects amounts earned during the applicable half of fiscal 2010.

(2) This reflects the aggregate bonuses earned by the Named Executive Officers for the applicable half of fiscal 2010 under the 2010 VCP.

Variable Compensation Plan 2011 Performance Metrics

In the first quarter of fiscal 2011, the Committee established performance metrics for the 2011 Variable Compensation Plan (the "2011 VCP"). These performance metrics are based upon achieving semi-annual (each six month period of the fiscal year) pro forma EBITDA dollar targets, subject to achieving certain bi-annual revenue thresholds. For purposes of the 2011 VCP, "pro forma EBITDA" is defined as earnings before interest, taxes, depreciation, amortization, equity compensation expenses, major restructuring charges, the impact of mergers and acquisitions and certain other non-operating income and expense items.

The amount each participant may receive can vary between 0% and 300% of the targeted amount. If the Company fails to meet at least the minimum goal for adjusted EBITDA dollar achievement and the revenue threshold for a particular semi-annual period, the participant would not receive any bonus for that particular period. The adjusted EBITDA dollar and revenue achievement are calculated after the conclusion of each applicable semi-annual fiscal period. The Committee determined the target percentage of salary in the 2011 VCP for our NEOs, should remain the same as fiscal 2010: John Ambroseo: 100%; Helene Simonet: 70%; Mark Sobey: 60%; Bret DiMarco: 50%; and Luis Spinelli: 50%.

Equity Awards

We believe that equity awards provide a strong alignment between the interests of our executives and our stockholders. We seek to provide equity award opportunities that are consistent with our targeted peer group median, with the potential for increase for exceptional Company financial performance, consistent with the reasonable management of the Company's overall equity compensation expense and stockholder dilution. Finally, we believe that long-term equity awards are an essential tool in promoting the retention of our executives. Our long-term incentive program includes the grant of stock options, time-based restricted stock/units and/or performance-based restricted stock/units. These components provide a reward for past corporate and individual performance and as an incentive for future performance.

When making its compensation decisions, the committee reviews the compensation overview prepared by its independent compensation consultant which reflects potential realizable value under current short and long term compensation arrangements for each Named Executive Officer.

Fiscal 2010 Equity Grants

In fiscal 2010, the committee granted a combination of non-qualified stock options and time-based restricted stock units. To ensure that the grants provided retention and both short and long term incentives, the grants vest over three years through one-year annual cliff vesting.

The following table reflects the grants for the Named Executive Officers for the time-based restricted stock units and non-qualified stock option grants during fiscal 2010 (in shares):

Named Executive Officer	Time-Based RSU Grants	Non-Qualified Stock Option Grants
John Ambroseo	37,500	75,000
Helene Simonet	14,000	28,000
Mark Sobey	12,000	24,000
Bret DiMarco	10,500	21,000
Luis Spinelli	9,000	18,000

The following chart shows the aggregate composition of equity grants for fiscal 2010 to the Named Executive Officers:

FY 10 Equity Grant Components
(based on underlying shares)


Time-Based
RSUs 33%
Stock
Options 67%

Fiscal 2011 Equity Grants

For fiscal 2011, the committee determined to base the equity program on a combination of time-based and performance-based restricted stock units. In particular, the committee determined to measure achievement for the performance grants against the Company's relative performance of its common stock versus that of the Russell 2000 Index. The committee believes that using the Russell 2000 Index (in which the Company is a member) as a representative of total stockholder return directly aligns executive compensation with stockholder interest. The committee determined that both the performance-based and time-based restricted stock unit grants provide a further retention tool in that the grants vest over three years with one-year annual cliff vesting and, for the performance-based grants, a measurement period for each of the next three years. At target achievement, all Named Executive Officers (other than the chief executive officer) will receive an equity distribution of 50% time-based and 50% performance-based equity award payouts and the chief executive officer will receive greater than half of his total equity award in performance-based equity awards.

In the event of a change of control of the Company, the performance-based grants will be measured, with respect to performance periods not yet completed, by the relative performance of the Company's common stock against the Russell 2000 Index through the date of the change of control and such performance-based shares would then convert to time-based vesting with a maximum of three one-year vesting cliffs from the grant date.

The following table reflects the equity grants to the Named Executive Officers during the first quarter of fiscal 2011:

Named Executive Officer	Time-Based RSU Grants	Performance-Based RSU Grants Range (issuance dependent upon achievement)
John Ambroseo	20,000	0 - 70,000
Helene Simonet	7,500	0 - 15,000
Mark Sobey	7,000	0 - 14,000
Bret DiMarco	5,000	0 - 10,000
Luis Spinelli	3,000	0 - 6,000

The following chart shows the aggregate composition of equity grants for fiscal 2011 to the Named Executive Officers assuming the maximum achievement under the performance-based grants:

FY 11 Equity Grant Components at Maximum Achievement (based on underlying shares)


Time-Based RSUs 27%
Performance Based Shares 73%

Equity Award Practices

Equity grants to our employees are driven by our annual review process. Grant guidelines are based on competitive market practices. Typically, an employee is granted an option or restricted stock unit upon beginning employment and may be eligible for periodic grants thereafter. The size of grants (and eligibility for the same) is influenced by the then-current guidelines for non-executive officer grants and the individual's performance or particular requirements at the time of hire. Employees, including the Named Executive Officers, are also eligible to participate in our Employee Stock Purchase Plan. Stock options are granted with an exercise price equal to the fair market value of the shares of the Company's common stock on the grant date (or, on the date of grant effectiveness of the grant in the case of grants made during closed window periods). The exercise price for our stock options is based on the last quoted price per share of the Company's common stock as reported on the NASDAQ Global Market on the grant date.

In fiscal 2010, the Compensation and H.R. Committee granted an aggregate of 681,250 shares subject to options and time-based restricted stock units, representing 2.76% of Coherent's outstanding common stock as of October 2, 2010 (excluding automatic grants to directors under the Director Option Plan). With the assistance of Farient, the committee has reviewed this burn rate relative to peer practices and guidance from RiskMetrics and found that the total dilution was consistent with the median of peer practices and complied with RiskMetrics guidelines.

Stock Grant Process

The committee's process for granting equity awards is as follows:

- The Compensation and H.R. Committee has the authority to make equity grants to both executive officers and other service providers;
- The Compensation and H.R. Committee will make grants in open trading window periods with grants effective on the date of such meeting, or if they meet during a closed window period, the exercise price of the option grant will be the trading date effective 45 days thereafter (or the next trading date thereafter if the date falls on a non-trading day); and
- The Compensation and H.R. Committee may not grant equity awards by written consent.

During fiscal 2010 equity grants were only made by the Compensation and H.R. Committee.

Other Benefits

Retirement Plans

Executive officers are eligible to participate in our 401(k) Retirement Plan on the same terms as all other U.S. employees, including a 4% Company matching contribution. Our 401(k) Retirement Plan is a tax-qualified plan and therefore is subject to certain Internal Revenue Code limitations on the dollar amounts of deferrals and Company contributions that can be made to plan accounts. These limitations apply to our more highly-compensated employees (including the Named Executive Officers).

We maintain a Deferred Compensation Plan for executive management personnel and members of the Board. The Deferred Compensation Plan permits eligible participants to defer receipt of compensation pursuant to the terms of the plan. The Deferred Compensation Plan permits participants to contribute, on a pre-tax basis, up to 75% of their base salary earnings, up to 100% of their bonus pay and commissions and up to 100% of directors' annual retainer earned in the upcoming plan year. Plan participants may invest deferrals in a variety of different deemed investment options. To preserve the tax-deferred status of deferred compensation plans, the IRS requires that the available investment alternatives be "deemed investments." Participants do not have an ownership interest in the funds they select; the funds are only used to measure the gains or losses that are attributed to the participant's deferral account over time.

For plan year 2010 for contributions which were in excess of the Internal Revenue Code limit to qualified 401(k) plans, the Company will make a non-qualified deferred compensation plan contribution on behalf of the Named Executive Officers. The calculation for this non-qualified plan contribution is 4% of eligible compensation (as defined under the Company's 401(k) plan) less the 401(k) plan match limit. In fiscal 2010 the Company made a contribution for the 2009 plan year at a 4% contribution rate. The Company will make a similar contribution for the 2010 plan year (which shall be contributed during calendar 2011). The Company contribution was eliminated for plan year 2011 and beyond.

The committee considers the Deferred Compensation Plan to be a reasonable and appropriate program because it promotes executive officer retention by offering a deferred compensation plan that is comparable to and competitive with what is offered by our peer group of companies.

Severance and Change of Control Arrangements

We have adopted the Change of Control Severance Plan (the "Change of Control Plan") which provides certain benefits in the event of a change in control of Coherent for certain executives, including each of our Named Executive Officers. Benefits are provided if there is a tender offer or merger resulting in Coherent being acquired by another entity and within two years thereafter the participant's employment is terminated without cause or is voluntarily terminated following a constructive termination. The committee believes the Change of Control Plan serves as an important retention tool in the event of a pending change of control transaction.

The Change of Control Plan was amended and restated in the first quarter of fiscal 2011. Among the amendments made to the plan in fiscal 2011 were: (i) the elimination of the gross-up payment to be made to the chief executive officer for any excise taxes resulting from the application of Section 280G of the Internal Revenue Code; and (ii) the addition of a monthly payment of $2,750 for participants in lieu of receiving company- subsidized COBRA benefits, life insurance premiums and/or any other welfare benefits under the Plan (36 months for the chief executive officer and 24 months for the other Named Executive Officers). The Change of Control Plan was amended in fiscal 2010 for Internal Revenue Code Section 409A-related matters and other administrative matters.

The committee reviews the provisions of the Change of Control Plan at a minimum every two years at or immediately prior to the termination of the plan. The committee believes that reviewing the Change of Control Plan every two years allows for the right balance in providing certainty for the participants thereof and providing the committee with the opportunity to revise the plan consistent with corporate governance best practices, evolving peer group practices and regulatory changes.

The committee does not consider the potential payments and benefits under these arrangements when making compensation decisions for our NEOs. These arrangements serve specific purposes unrelated to the determination of the NEOs' total direct compensation for a specific year.

Executive perquisites and Other Personal Benefits

In the first quarter of fiscal 2011, the committee determined, upon recommendation from management and in consultation with Compensia, to eliminate and phase-out executive perquisites effective January 1, 2011. The use of Company-leased automobiles was phased-out due to the contractual cost of early termination of the leases. The Company leases of automobiles used by executives will terminate in April 2012 (Dr. Ambroseo) and October 2011 (Ms. Simonet and Mr. DiMarco).

During fiscal 2010, the Company provided our executive officers with an automobile benefit and a capped medical reimbursement.

Automobile Benefit. During fiscal 2010, the Named Executive Officers were eligible to receive either (a) a monthly automobile allowance, or (b) a leased vehicle with up to an aggregate purchase price of up to: (i) $95,000 for the chief executive officer and (ii) $75,000 for other Named Executive Officers. For those individuals utilizing the automobile allowance alternative, the allowance amount was set annually utilizing a prescribed formula, which equaled $1,500 per month in fiscal 2010. The leased automobile alternative is administered by a third party financing agency and the Company pays the monthly lease amount. Executive officers are either reimbursed for or provided gas, oil, maintenance and insurance for automobiles leased under this program. Participants in the automobile program incur annual imputed income on the personal use of any vehicles under the program, including fuel and miles, as determined using the Internal Revenue Code rules.

Medical Reimbursement. During fiscal 2010, each Named Executive Officer also received up to $5,000 per calendar year of reimbursement for uninsured medical expenses with the Company also paying such executive's taxes on the amount of the benefit.

The committee determined, with advice from Farient, that the use of a company-leased vehicle or a car allowance and a medical reimbursement benefit were reasonable in the context of the overall compensation levels of our Named Executive Officers, were consistent with a number of other peer companies, had been historical components of compensation for executive officers at the Company and aided in executive retention.

One-Time Payment for Equity Expiration

During the period from November 1, 2006 to December 31, 2007, the Company had imposed a company-wide blackout on the exercise of stock options because the Company was not current in its periodic reporting obligations due to its ongoing internal investigation into its historical stock option granting practices. Certain non-executive officer employees had option grants expire during such period pursuant to the terms of grant. Following such expiration, the Company paid such employees an amount to compensate them determined by the difference between $34.21 (which was the highest sales price of the Company's common stock during the blackout period) and the exercise price of their expired stock options. In the first quarter of fiscal 2010, the committee approved the payment of the following amounts to certain of the Company's NEOs, which amounts were determined pursuant to the same formula described above for non-executive officer employees. Additionally, as a condition to payment each executive officer executed a general release with regards to the expired option grants.

Executive	Number of Expired Options	Amount Paid
John Ambroseo	150,000	$237,000
Helene Simonet	5,000	$8,550
Luis Spinelli	5,000	$8,550

Tax and Accounting Considerations

The Company's compensation programs are affected by each of the following:

- *Accounting for Stock-Based Compensation*—The Company accounts for stock-based compensation in accordance with the requirements of ASC 718. The Company also takes into consideration ASC 718 and other generally accepted accounting principles in determining changes to policies and practices for its stock-based compensation programs.

- *Section 162(m) of the Internal Revenue Code*—This section limits the deductibility of compensation for our chief executive officer and our other most highly compensated Named Executive Officers (other than our chief financial officer) unless the compensation is less than $1 million during any fiscal year or is "performance-based" under Section 162(m). Our 2001 Stock Plan and 2011 Equity Incentive Plan are designed so that option grants and certain performance-based full value awards thereunder are fully tax-deductible. Cash compensation and time-based full-value awards are generally not qualified as "performance-based" compensation under Section 162(m). We may from time to time pay compensation to our executive officers that may not be deductible when, for example, we believe that such compensation is appropriate and in the best interests of the stockholders after taking various factors into consideration, including business conditions and the performance of such executive officer.

- *Section 409A of the Internal Revenue Code*—Section 409A imposes additional significant taxes in the event that an executive officer, director or service provider received "deferred compensation" that does not satisfy the requirements of Section 409A. We believe that we have designed and operated any plans to appropriately comply with Section 409A.

Other Compensation Policies

To further align our executive compensation program with the interests of our stockholders, at the end of fiscal 2009, the special litigation committee of the Board approved a recoupment policy. The recoupment policy provides that, in the event that there is an accounting restatement and there is a finding by the Board that such restatement was due to the gross recklessness or intentional misconduct of the chief executive officer or chief financial officer and it caused material noncompliance with any financial reporting requirement, then the Company shall seek disgorgement of any portion of the bonus or other incentive or equity based compensation related to such accounting restatement received by such individual during the 12-month period following the original financial document.

Compensation Committee Interlocks and Insider Participation and Committee Independence

During fiscal 2010, the Compensation and H.R. Committee of the Board consisted of Messrs. Vij (Chair), Krause and Tomlinson and Dr. Rogerson. John Hart, a former member of the Board, was a member of the committee until his retirement in the second quarter of fiscal 2010. None of the members of the Compensation and H.R. Committee has been or is an officer or employee of Coherent. None of our executive officers serves on the board of directors or compensation committee of a company that has an executive officer that serves on our Board or Compensation and H.R. Committee. No member of our Board is an executive officer of a company in which one of our executive officers serves as a member of the board of directors or compensation committee of that company.

Each of the members of the committee qualifies as (i) an "independent director" under the requirements of The NASDAQ Stock Market, (ii) a "non-employee director" under Rule 16b-3 of the Securities Exchange Act of 1934 (the "1934 Act"), (iii) an "outside director" under Section 162(m) of the Code and (iv) an "independent outside director" as that term is defined by Institutional Shareholder Services.

Compensation and H.R. Committee Report

The Compensation and H.R. Committee of the Board has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management and, based on such review and discussions, the Compensation and H.R. Committee recommended to the Board that the Compensation Discussion and Analysis be included in the Company's Annual Report on Form 10-K.

Respectively submitted by
THE COMPENSATION AND H.R. COMMITTEE

Sandeep Vij, Chair
L. William Krause
Garry Rogerson
Larry Tomlinson

Fiscal 2010 Summary Compensation Table

The table below presents information concerning the total compensation of our Named Executive Officers for the fiscal years ended October 2, 2010, October 3, 2009 and September 27, 2008.

Name and Principal Position	Fiscal Year	Salary ($)	Stock Awards ($)(3)	Option Awards ($)(4)	Non-Equity Incentive Plan Compensation ($)(5)	All Other Compensation ($)(6)	Total ($)
(a)	(b)	(c)	(e)	(f)	(g)	(i)	(j)
John Ambroseo,	2010(1)	**580,008**	**981,000**	**600,390**	**870,012**	**277,527**(7)	**3,308,937**
Chief Executive Officer	2009	602,316	661,218	688,194	2,262	76,016(7)	2,030,006
and President	2008	561,312	1,292,175(12)	2,087,000	534,621	80,676(7)	4,555,784
Helene Simonet,	2010(1)	**369,990**	**366,240**	**224,146**	**388,490**	**46,664**(8)	**1,395,530**
Executive Vice President	2009	384,221	236,232	245,329	1,010	52,951(8)	919,743
and Chief Financial Officer	2008	359,334	717,875(12)	834,800	239,649	62,142(8)	2,213,800
Mark Sobey(2),	2010(1)	**293,673**	**313,920**	**192,125**	**255,017**	**22,378**(9)	**1,077,113**
Executive Vice President and General Manager, SLS							
Bret DiMarco,	2010(1)	**297,309**	**274,680**	**168,109**	**225,000**	**36,527**(10)	**1,001,625**
Executive Vice President	2009	311,658	186,438	193,441	585	38,138(10)	730,260
and General Counsel	2008	298,076	574,300(12)	417,400	143,275	38,607(10)	1,471,658
Luis Spinelli,	2010(1)	**256,006**	**235,440**	**144,094**	**192,006**	**59,596**(11)	**887,142**
Executive Vice President	2009	265,853	155,172	161,125	499	173,720(11)	756,369
and Chief Technology Officer	2008	252,862	287,150(12)	125,220	120,635	137,041(11)	922,908

(1) Reflects the dollar amount of salary earned in fiscal year 2010. Due to the timing of our fiscal year, fiscal year 2009 included 27 payroll periods compared to 26 payroll periods in fiscal 2010 and 2008.

(2) Dr. Sobey was promoted to Executive Vice President and General Manager of Specialty Lasers and Systems (SLS) and became an executive officer on April 1, 2010. Accordingly, information for 2009 and 2008 for Dr. Sobey has been omitted.

(3) Amounts shown reflect the grant date fair value of awards granted in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 718.

(4) The amounts shown reflect the grant date fair value of stock options determined pursuant to FASB ASC Topic 718. These options vest annually over a three year period. Pursuant to FASB ASC Topic 718, the amounts shown here exclude the effect of estimated forfeitures related to service-based vesting conditions. The assumptions used in the valuation of these awards are set forth in Note 14, "Employee Stock Option and Benefit Plans" of the Financial Statements in our annual report on Form 10-K. These amounts do not correspond to the actual value, if any, that may ultimately be recognized by the Named Executive Officers.

(5) Reflects the dollar amounts earned under the Variable Compensation Plan (VCP) during fiscal 2010, fiscal 2009 and fiscal 2008.

(6) For Dr. Ambroseo, Mr. Spinelli and Ms. Simonet "All Other Compensation" includes a payment for expired stock option grants that we previously disclosed on Form 8-K dated December 9, 2009. As noted in the Form 8-K, during November 1, 2006 to December 31, 2007, we imposed a company-wide blackout on the exercise of stock options because we were not current in our financial reporting obligations due to an internal historical stock option grant practices investigation. The Compensation and H.R. Committee approved payments to these individuals, which amounts were determined pursuant to the same formula used for non-executive officers.

(7) ***For fiscal 2010***, includes (a) amounts contributed by us under the Company's 401(k) plan ($8,902) and deferred compensation plan ($10,177), (b) the use of a Company-leased and maintained automobile ("Car Allowance") ($12,436), (c) the payment described in footnote (6) above ($237,000), (d) payment for buy-out of earned vacation ($1,785) and (e) amounts reimbursed pursuant to executive medical reimbursement ($5,228). ***For fiscal year 2009***, includes (a) amounts contributed by us under the Company's 401(k) plan ($13,541) and deferred compensation plan ($20,402), (b) debt forgiveness which was reflected on Dr. Ambroseo's W-2 form during the first quarter of fiscal 2009 for his promissory note which was fully forgiven prior to the end of fiscal 2009 ($10,000), (c) a Car Allowance ($29,760), and (d) amounts reimbursed pursuant to executive medical reimbursement ($10,236). ***For fiscal year 2008***, includes amounts (a) contributed by us under the Company's 401(k) plan ($13,501) and deferred compensation plan ($19,356), (b) payment for buy-out of earned vacation ($21,685), (c) debt forgiveness ($10,200), (d) the use of a Company-owned and maintained automobile ($8,539) and (e) amounts reimbursed pursuant to executive medical reimbursement ($5,463).

(8) ***For fiscal 2010***, includes (a) amounts contributed by us under the Company's 401(k) plan ($8,662) and deferred compensation plan ($4,184), (b) a Car Allowance ($17,513), (d) the payment described in footnote (6) above ($8,550), and (e) amounts reimbursed pursuant to executive medical reimbursement ($4,195). ***For fiscal 2009***, includes (a) amounts contributed by us under the Company's 401(k) plan ($12,048) and deferred compensation plan ($8,058), (b) a payment for buy-out of earned vacation ($7,115), (c) a Car Allowance ($15,834) and (d) amounts reimbursed pursuant to executive medical reimbursement ($6,198). ***For fiscal year 2008***, includes (a) amounts contributed by us under the Company's 401(k) plan ($13,800) and deferred compensation plan ($7,591), (b) payment for buy-out of earned vacation ($17,255), (c) the use of a Company-owned and maintained automobile ($14,267) and (d) amounts reimbursed pursuant to executive medical reimbursement ($5,775).

(9) ***For fiscal 2010***, includes (a) amounts contributed by us under the Company's 401(k) plan ($10,358) and deferred compensation plan ($953), (b) a Car Allowance ($9,000) and (c) amounts reimbursed pursuant to executive medical reimbursement ($668).

(10) ***For fiscal 2010***, includes (a) amounts contributed by us under the Company's 401(k) plan ($10,154) and deferred compensation plan ($1,425), (b) Car Allowance ($16,296), and (d) amounts reimbursed pursuant to executive medical reimbursement ($7,992). ***For fiscal 2009***, includes amounts (a) contributed by us under the Company's 401(k) plan ($10,338) and deferred compensation plan ($4,200), (b) a Car Allowance ($16,876) and (c) amounts reimbursed pursuant to executive medical reimbursement ($6,039). ***For fiscal year 2008***, includes (a) amounts contributed by us under the Company's 401(k) plan ($17,691), (b) the use of a Company-owned and maintained automobile ($15,835), and (c) amounts reimbursed pursuant to executive medical reimbursement ($4,447).

(11) ***For fiscal 2010***, includes (a) amounts contributed by us under the Company's 401(k) plan ($9,800), (b) a Car Allowance ($18,000), (c) amounts earned under our patent award program where Mr. Spinelli was an inventor ($10,010) (d) the payment described in footnote (6) above ($8,550), and (e) amounts reimbursed pursuant to executive medical reimbursement ($5,835). ***For fiscal 2009***, includes (a) amounts contributed by us under the Company's 401(k) plan ($11,932) and deferred compensation plan ($1,460), (b) a Car Allowance ($22,573), (c) amounts earned under our patent award program where Mr. Spinelli was an inventor ($15,618), (d) reimbursement for tax obligations arising under Section 409A as a result of the exercise of stock options with an exercise price less than fair market value as of the options grant date (these grants were made to Mr. Spinelli prior to him becoming an executive officer) ($107,730) and (f) amounts reimbursed pursuant to executive medical reimbursement ($7,839). ***For fiscal year 2008***, includes (a) amounts contributed by us under the Company's 401(k) plan ($13,520) and deferred compensation plan ($1,533), (b) payment for buy-out of earned vacation ($13,612), (c) the use of a Company-owned and maintained automobile ($19,621), (d) amounts reflecting imputed income to Mr. Spinelli from the sale of a Company car under the terms of the Company's auto policy ($25,867), (e) amounts earned under our patent award program where Mr. Spinelli was an inventor ($5,048), (f) a reimbursement for tax obligations arising under Section 409A as a result of exercise of stock options with an exercise price less than fair market value as of the options grant date (these grants were made to Mr. Spinelli prior to him becoming an executive officer) ($54,223) and (g) amounts reimbursed pursuant to executive medical reimbursement ($8,494).

(12) The dollar value of stock awards in fiscal 2008 includes amounts for the grant date fair value of the performance—RSU awards granted in accordance with FASB ASC Topic 718. As previously noted, one element for pay-out was not achieved and, accordingly, no shares were issued from these awards.

Grants of Plan-Based Awards in Fiscal 2010

Except as set forth in the footnotes, the following table shows all plan-based equity and non-equity incentive awards granted to our Named Executive Officers during fiscal 2010.

Grants of Plan-Based Awards

Name	Type	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Actual Payouts Under Non-Equity Incentive Plan Awards ($)	All Other Stock Awards: # of Securities Underlying Options (#)	All Other Option Awards: # of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($)	Grant Date Fair Value ($)(1)
			Threshold ($)	Target ($)	Maximum ($)					
John Ambroseo	Option	11/20/2009						75,000	26.16	600,390
	RSU	11/20/2009					37,500			981,000
	1st semi annual		0(2)	290,004	290,004	290,004				
	2nd semi annual		0(2)	290,004	580,008	580,008(3)				
	Total		0(2)	580,008	870,012	870,012				
Helene Simonet	Option	11/20/2009						28,000	26.16	224,146
	RSU	11/20/2009					14,000			366,240
	1st semi annual		0(2)	129,497	129,497	129,497				
	2nd semi annual		0(2)	129,497	258,993	258,993(3)				
	Total		0(2)	258,994	388,490	388,490				
Mark Sobey	Option	11/20/2009						24,000	26.16	192,125
	RSU	11/20/2009					12,000			313,920
	1st semi annual		0(2)	75,005	75,005	75,005				
	2nd semi annual		0(2)	90,006(4)	180,012(4)	180,012(3)				
	Total		0(2)	165,011	255,017	255,017				
Bret DiMarco	Option	11/20/2009						21,000	26.16	168,109
	RSU	11/20/2009					10,500			274,680
	1st semi annual		0(2)	75,000	75,000	75,000				
	2nd semi annual		0(2)	75,000	150,000	150,000(3)				
	Total		0(2)	150,000	225,000	225,000				
Luis Spinelli	Option	11/20/2009						18,000	26.16	144,094
	RSU	11/20/2009					9,000			235,440
	1st semi annual		0(2)	64,002	64,002	64,002				
	2nd semi annual		0(2)	64,002	128,004	128,004(3)				
	Total		0(2)	128,004	192,006	192,006				

(1) Reflects the dollar amount recognized for financial statement reporting purposes (disregarding an estimate of forfeitures related to service-based vesting conditions) for fiscal 2010 in accordance with ASC Topic 718, and includes grants made in fiscal 2010. The amounts for stock awards include time-based vesting restricted stock awards to the extent such awards had ASC Topic 718 calculated value. The assumptions used in the valuation of these awards are set forth in Note 14. "Employee Stock Option and Benefit Plans" of the financial statements in our Annual Report on Form 10-K. These amounts do not correspond to the actual value that will be recognized by the Named Executive Officers.

(2) Failure to meet a minimum level of performance will result in no bonus paid out under the 2010 Variable Compensation Plan.

(3) Reflects the amount earned in the second performance period under the 2010 Variable Compensation Plan that was paid during the first fiscal quarter of 2011.

(4) Reflects Variable Compensation plan target % increase to 60% with his appointment as an Executive Vice President on April 1, 2010.

Option Exercises and Stock Vested at 2009 Fiscal Year-End

The table below sets forth certain information for each Named Executive Officer regarding the exercise of options and the vesting of stock awards during the year ended October 2, 2010, including the aggregate value realized upon such exercise or vesting.

Name	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
(a)	(b)	(c)	(d)	(e)
John Ambroseo	330,000	1,586,977	17,017	499,454
Helene Simonet	120,000	560,024	7,567	226,020
Mark Sobey	30,000	202,009	3,500	100,165
Bret DiMarco	20,000	143,142	6,017	179,815
Luis Spinelli	40,900	254,680	3,901	114,249

Outstanding Equity Awards at Fiscal 2010 Year-End

The following table presents information concerning unexercised options and stock that has not yet vested for each Named Executive Officer outstanding as of October 2, 2010.

Name	Grant Date	Option Awards				Stock Awards		Equity incentive plan awards: Number of unearned shares, units or other rights that have not vested (#)	Equity incentive plan awards: Market or payout value of unearned shares, units or other rights that have not vested ($)
		Number of Securities Underlying Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable (1)	Option Exercise Price(2)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested #	Market Value of Shares or Units of Stock That Have Not Vested ($)(3)		
John Ambroseo	11/20/2009	—	75,000	$26.16	11/20/2016	—	—	—	—
	11/20/2009	—	—	—	—	37,500	1,507,500	—	—
	11/17/2008	25,200	50,400	$23.16	11/17/2014	—	—	—	—
	11/17/2008	—	—	—	—	19,033	765,127	—	—
	2/22/2008	—	—	—	—	7,500	301,500	—	—
	2/22/2008	—	—	—	—	67,500(4)	2,713,500	—	—
	10/03/2007	250,000	—	$32.95	10/3/2013	—	—	—	—
Helene Simonet	11/20/2009	—	28,000	$26.16	11/20/2016	—	—	—	—
	11/20/2009	—	—	—	—	14,000	562.800	—	—
	11/17/2008	8,983	17,967	$23.16	11/17/2014	—	—	—	—
	11/17/2008	—	—	—	—	6,800	273,360	—	—
	2/22/2008	—	—	—	—	4,167	167,513	—	—
	2/22/2008	—	—	—	—	37,500(4)	1,507,500	—	—
	10/3/2007	75,000	—	$32.95	10/3/2013	—	—	—	—
	3/30/2006	35,000	—	$35.01	3/30/2012	—	—	—	—
Mark Sobey	11/20/2009	—	18,000	$26.16	11/20/2016	—	—	—	—
	11/20/2009	—	—	—	—	9,000	361,800	—	—
	11/17/2008	—	15,000	$23.16	11/17/2014	—	—	—	—
	11/17/2008	—	—	—	—	5,000	201.000	—	—
	2/22/2008	—	—	—	—	1,000	40,200	—	—
	2/22/2008	—	—	—	—	12,000(4)	482,400	—	—
	10/03/2007	40,000	—	$32.95	10/3/2013	—	—	—	—
Bret DiMarco	11/20/2009	—	21,000	$26.16	11/20/2016	—	—	—	—
	11/20/2009	—	—	—	—	10,500	422,100	—	—
	11/17/2008	7,083	14,167	$23.16	11/17/2014	—	—	—	—
	11/17/2008	—	—	—	—	5,366	215,713	—	—
	2/22/2008	—	—	—	—	3,334	134,027	—	—
	2/22/2008	—	—	—	—	30,000(4)	1,206,000	—	—
	10/03/2007	40,000	—	$32.95	10/3/2013	—	—	—	—
Luis Spinelli	11/20/2009	—	24,000	$26.16	11/20/2016	—	—	—	—
	11/20/2009	—	—	—	—	12,000	482,400	—	—
	11/17/2008	—	11,800	$23.16	11/17/2014	—	—	—	—
	11/17/2008	—	—	—	—	4,466	179,533	—	—
	2/22/2008	—	—	—	—	1,667	67,013	—	—
	2/22/2008	—	—	—	—	15,000(4)	603,000	—	—
	10/3/2007	15,000	—	$32.95	10/3/2013	—	—	—	—
	3/30/2006	10,000	—	$35.01	3/30/2012	—	—	—	—
	4/7/2005	12,000	—	$33.71	4/7/2011	—	—	—	—

(1) The grants vest in three equal annual installments beginning on November 20, 2010.

(2) The exercise prices indicated are the prices originally recorded by the Company at grant and have not been adjusted to reflect any new measurement date as a result of the Company's historical stock option review.

(3) Market Value is determined by multiplying the number of shares by $40.20, the closing price of the Company's common stock on October 1, 2010, the last trading date of the fiscal year.

(4) The performance-based restricted stock units vesting determination date was November 14, 2010. The performance based restricted stock units were to vest in an amount which is 0-300% of the target, subject to the achievement of certain performance metrics. The amount reflected in the table is the maximum amount or 300% of the target, although none of the performance-based restricted stock units vested in November, 2010.

Fiscal 2010 Non-Qualified Deferred Compensation

The following table presents information regarding the non-qualified deferred compensation activity for each Named Executive Officer during fiscal 2010:

Name	Executive Contributions in Last FY ($)(1)	Executive Deferrals Including Company Contribution in Last FY ($)	Registrant Contributions in Last FY ($)(2)	Aggregate Earnings in Last FY ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance of Last FYE ($)(3)
John Ambroseo	301,558	311,735	10,177	347,431	—	4,166,126
SRP(4)	—	—	—	92,453	—	1,035,897
Helene Simonet	25,515	29,699	4,184	11,886	—	739,888
SRP(4)	—	—	—	912	—	118,095
Mark Sobey	3,231	4,184	953	864		13,821
Bret DiMarco	7,500	8,925	1,425	1,151	—	24,166
Luis Spinelli	54,011	54,011	—	21,693	—	493,809
SRP(4)	—	—	—	15,269	—	382,269

(1) Amounts in this column consist of salary and/or bonus earned during fiscal 2010, which is also reported in the Summary Compensation Table.

(2) Amounts reflect Company contribution payments in excess of the Internal Revenue Code Sections 401(a)(17) and 402(g) qualified plan limits made to the non-qualified "Deferred Compensation Plan" for plan year 2009 made in fiscal 2010. Amounts reported in this column are also reported in the "All Other Compensation" column of the Summary Compensation Table.

(3) The deferred compensation in a participant's account is fully vested and is credited with positive or negative investment results based on the plan investment options selected by the participant.

(4) Amounts represent account balances and earnings from the Supplementary Retirement Plan (SRP) which was suspended. Deferrals (both executive and Company) into this plan have been suspended. The Deferred Compensation Plan is the only non-qualified deferred compensation plan currently available for executive officers.

Potential Payments upon Termination or Change of Control

The following table shows the potential payments and benefits that we (or our successor) would be obligated to make or provide upon termination of employment of each our Named Executive Officers pursuant to the terms of our Change of Control Severance Plan in effect as of October 1, 2010. The Change of Control Plan was amended and restated in December, 2010 to, among other things, eliminate the tax "gross-up" provisions for the chief executive officer. Other than this plan, there are no other employment agreements or other contractual obligations triggered upon a change of control. For purposes of this table, it is assumed that each Named Executive Officer's employment terminated at the close of business on October 1, 2010 (the last business day before the end of our fiscal year end on October 2, 2010). These payments are conditioned upon the execution of a form release of claims by the Named Executive Officer in favor of us. The amounts reported below do not include the nonqualified deferred compensation distributions that would be made to the Named Executive Officers following a termination of employment (for those amounts and descriptions, see the prior table). There can be no assurance that a triggering event would produce the same or similar results as those estimated below if such event occurs on any other date or at any other price, of if any other assumption used to estimate potential payments and benefits is not correct. Due to the number of factors that affect the nature and amount of any potential payments or benefits, any actual payments and benefits may be different. The Total Benefit per individual in the table below is does not add to the total of the individual components due to rounding within each component.

Named Executive Officer	Multiplier for Base Salary and Bonus	Nature of Benefit	Termination for Cause	Any Other Termination
John Ambroseo	2.99X	Salary Severance	—	$1,734,200
		Bonus Severance	—	$1,734,200
		Equity Compensation Acceleration(1)	—	$7,199,423
		Tax Gross Up(2)	—	$3,050,449
		Health Insurance(3)	—	$73,446
		Total Benefit		$13,791,718
Helene Simonet	2X	Salary Severance	—	$740,000
		Bonus Severance	—	$518,000
		Equity Compensation Acceleration(1)	—	$3,210,451
		Health Insurance(3)	—	$33,405
		Total Benefit		$4,501,856
Mark Sobey	2X	Salary Severance	—	$600,000
		Bonus Severance	—	$360,000
		Equity Compensation Acceleration(1)	—	$1,798,560
		Health Insurance(3)	—	$48,964
		Total Benefit		$2,807,524
Bret DiMarco	2X	Salary Severance	—	$600,000
		Bonus Severance	—	$300,000
		Equity Compensation Acceleration(1)	—	$2,514,086
		Health Insurance(3)	—	$48,964
		Total Benefit		$3,463,050
Luis Spinelli	2X	Salary Severance	—	$512,000
		Bonus Severance	—	$256,000
		Equity Compensation Acceleration(1)	—	$1,665,139
		Health Insurance(3)	—	$48,964
		Total Benefit		$2,482,103

(1) Equity Compensation Acceleration is the in-the-money value of unvested stock options, time-based restricted stock units (RSUs) and performance-based restricted stock units, in each case as of October 1, 2010 at the closing stock price on that date ($40.20). The value of accelerated stock options are thus calculated by multiplying the number of unvested shares subject to acceleration by the difference between the exercise price and the closing stock price on October 1, 2010; the value of accelerated restricted stock is calculated by multiplying the number of unvested shares subject to acceleration by the closing stock price on October 1, 2010. This assumes immediate release and vesting of the performance-based restricted stock units at the maximum, or 300% of target, achievement. As discussed above, none of these performance-based restricted stock units vested in November 2010 and the grants were canceled. The amounts reflected for Equity Compensation Acceleration do not reflect any applicable taxes, just gross proceeds. Since the table assumes a triggering event on October 1, 2010, only those stock options and restricted stock/RSU grants outstanding as of that date are included in the table.

(2) Estimated reimbursement (by way of a tax "gross-up") for a 20% excise tax that would be due under Section 4999 of the Internal Revenue Code of 1986 on a portion of the amounts reported. This reimbursement provision was eliminated as part of the amendment and restatement of the change of control plan in December, 2010.

(3) Health Insurance is an estimate of the cost of covering the individual and his or her covered dependents for three years, in the case of the chief executive officer and for two years for the other Named Executive Officers.

The change in control plan provides for the payment of specified compensation and benefits upon certain terminations of the employment of the participants following a change in control of the Company. The Board has evaluated the economic and social impact of an acquisition or other change of control on its key employees. The Board recognizes that the potential of such an acquisition or change of control can be a distraction to its key employees and can cause them to consider alternative employment opportunities. The Board has determined that it is in the best interests of Coherent and its stockholders to assure that Coherent will have the continued dedication and objectivity of its key employees. The Board believes that the change of control plan will enhance the ability of our key employees to assist the Board in objectively evaluating potential acquisitions or other changes of control.

Furthermore, the Board believes a change of control plan aids us in attracting and retaining the highly qualified, high performing individuals who are essential to our success. The plan's assurance of fair treatment will ensure that key employees will be able to maintain productivity, objectivity and focus during the period of significant uncertainty that is inherent in an acquisition or other change of control. A change in control of Coherent is defined under the change of control plan as an occurrence of a business combination, an acquisition by any person directly or indirectly of fifty percent or more of the combined voting power of our common stock or a change in the composition of the Board where less than fifty percent are incumbent directors.

The change of control plan provides that if within 24 months after a change in control the executive's employment is terminated other than by reason of his or her death, disability, retirement or for cause, or the executive officer terminates his or her employment for "good reason," the executive will receive a lump sum severance payment equal to 2.99 (in the case of Dr. Ambroseo) or 2.0 (in the case of Ms. Simonet, Dr. Sobey and Messrs. Spinelli and DiMarco) times the executive's annual base salary and annual bonus (assuming achievement of all performance requirements thereof). "Good reason" is defined in each Agreement as any of the following that occurs after a change in control of the Company: certain reductions in compensation; certain material changes in employee benefits and perquisites; a change in the site of employment; reduction in the executive's duties and responsibilities; the Company's failure to obtain the written assumption by its successor of the obligations set forth in the Agreement; attempted termination of employment on grounds insufficient to constitute a basis of termination for cause under the terms of the change of control plan; or the Company's breach of any of the provisions of the change of control plan. Under the terms of the plan, the executives will also have acceleration of all vesting conditions for equity grants and a payment in lieu of health care for the executive (and his or her covered family members) will be provided on the same terms for two years and, in the case of Dr. Ambroseo, three years.

EQUITY COMPENSATION PLAN INFORMATION

The following table provides information as of October 2, 2010 about the Company's equity compensation plans under which shares of our common stock may be issued to employees, consultants or members of our Board:

Plan category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted-average exercise price of outstanding options, warrants and rights[1]	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders	2,374,122[2]	$23.11	2,820,811[3][4]
Equity compensation plans not approved by security holders	—	—	—
Total	2,374,122	$23.11	2,820,811

(1) These weighted average exercise prices do not reflect the shares that will be issued upon the payment of outstanding awards of RSUs.

(2) This number does not include any options which may be assumed by us through mergers or acquisitions, however, we do have the authority, if necessary, to reserve additional shares of common stock under these plans to the extent necessary for assuming such options.

(3) This number of shares includes 300,745 shares of common stock reserved for future issuance under the Employee Stock Purchase Plan, 132,000 shares reserved for future issuance under the 1998 Director Plan and 2,388,066 shares reserved for future issuance under the 2001 Stock Plan.

(4) The 1998 Director Plan provides for annual increases to the number of shares available for issuance under the 1998 Director Plan so that the total number of shares reserved is not less than 150,000 shares.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

Review, Approval or Ratification of Related Person Transactions

In accordance with the charter for the Audit Committee of the Board, the members of the Audit Committee, all of whom are independent directors, review and approve in advance any proposed related person transactions. Additionally, from time to time the Board may directly consider these transactions. For purposes of these procedures, the individuals and entities that are considered "related persons" include:

- Any of our directors, nominees for director and executive officers;
- Any person known to be the beneficial owner of five percent or more of our common stock (a "5% Stockholder"); and
- Any immediate family member, as defined in Item 404(a) of Regulation S-K, of a director, nominee for director, executive officer and 5% Stockholder. We will report all such material related person transactions under applicable accounting rules, federal securities laws and SEC rules and regulations.

Related Person Transactions

We have entered into indemnification agreements with each of our executive officers and directors. Such indemnification agreements require us to indemnify these individuals to the fullest extent permitted by law. We also intend to execute these agreements with our future directors and officers.

REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

The Audit Committee is responsible for overseeing our accounting and financial reporting processes and audits of our financial statements. As set forth in its charter, the Audit Committee acts only in an oversight capacity and relies on the work and assurances of both management, which has primary responsibilities for our financial statements and reports, as well as the independent registered public accounting firm that is responsible for expressing an opinion on the conformity of our audited financial statements to generally accepted accounting principles.

The Audit Committee met eleven (11) times either in person or by telephone during fiscal 2010. In the course of these meetings, the Audit Committee met with management, the internal auditors and our independent auditors and reviewed the results of the internal and external audit examinations, evaluations of our internal controls and the overall quality of our financial reporting.

The Audit Committee believes that a candid, substantive and focused dialogue with the internal auditors and the independent registered public accounting firm is fundamental to the Audit Committee's oversight responsibilities. To support this belief, the Audit Committee periodically meets separately with the internal auditors and the independent auditors, without management present. In the course of its discussions in these meetings, the Audit Committee asked a number of questions intended to bring to light any areas of potential concern related to our financial reporting and internal controls. These questions include:

- Are there any significant accounting judgments, estimates or adjustments made by management in preparing the financial statements that would have been made differently had the auditors themselves prepared and been responsible for the financial statements?

- Based on the auditors' experience, and their knowledge of our business, do our financial statements fairly present to investors, with clarity and completeness, our financial position and performance for the reporting period in accordance with generally accepted accounting principles and SEC disclosure requirements?

- Based on the auditors' experience, and their knowledge of our business, have we implemented internal controls and internal audit procedures that are appropriate for our business?

The Audit Committee approved the engagement of Deloitte & Touche LLP as our independent registered public accounting firm for fiscal 2010 and reviewed with the internal auditors and independent registered public accounting firm their respective overall audit scope and plans. In approving Deloitte & Touche LLP, the Audit Committee considered the qualifications of Deloitte & Touche LLP and discussed with Deloitte & Touche LLP their independence, including a review of the audit and non-audit services provided by them to us. The Audit Committee also discussed with Deloitte & Touche LLP the matters required to be discussed by Statement on Auditing Standards No. 61, as amended, (AICPA, *Professional Standards,* Vol. 1 AU section 380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T, and it received the written disclosures and the letter from Deloitte & Touche LLP required by the applicable requirements of the Public Company Accounting Oversight Board regarding Deloitte & Touche LLP's communications with Audit Committee concerning independence and has discussed Deloitte & Touche LLP's independence with Deloitte & Touche LLP.

Management has reviewed the audited financial statements for fiscal 2010 with the Audit Committee, including a discussion of the quality and acceptability of the financial reporting, the reasonableness of significant accounting judgments and estimates and the clarity of disclosures in the financial statements. In connection with this review and discussion, the Audit Committee asked a number of follow-up questions of management and the independent registered public accounting firm to help give the Audit Committee comfort in connection with its review.

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board (and the Board approved) that the audited financial statements be included in the annual report on Form 10-K for the fiscal year ended October 2, 2010, for filing with the SEC.

Respectively submitted by
THE AUDIT COMMITTEE

Susan James, Chair
Garry Rogerson
Lawrence Tomlinson

OTHER MATTERS

We know of no other matters to be submitted to the meeting. If any other matters properly come before the meeting, it is the intention of the persons named in the enclosed form Proxy to vote the shares they represent as the Board may recommend.

BY ORDER OF THE BOARD OF DIRECTORS

Dated: February 25, 2011

/s/ John R. Ambroseo

John R. Ambroseo
President and Chief Executive Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Fiscal Year Ended October 2, 2010

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission File Number: 001-33962

COHERENT, INC.

Delaware (State or other jurisdiction of incorporation or organization)	**94-1622541** (I.R.S. Employer Identification No.)
5100 Patrick Henry Drive, Santa Clara, California (Address of principal executive offices)	**95054** (Zip Code)

Registrant's telephone number, including area code: **(408) 764-4000**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, $0.01 par value	The NASDAQ Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§229.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files. Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of "large accelerated filer", "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

As of December 1, 2010, 25,045,744 shares of common stock were outstanding. The aggregate market value of the voting shares (based on the closing price reported on the NASDAQ Global Select Market on April 2, 2010, of Coherent, Inc., held by nonaffiliates was $601,999,488. For purposes of this disclosure, shares of common stock held by persons who own 5% or more of the outstanding common stock and shares of common stock held by each officer and director have been excluded in that such persons may be deemed to be "affiliates" as that term is defined under the Rules and Regulations of the Act. This determination of affiliate status is not necessarily conclusive.

DOCUMENT INCORPORATED BY REFERENCE

None.

This page intentionally left blank.

TABLE OF CONTENTS

This Annual Report contains forward-looking statements. These forward-looking statements include, without limitation, statements regarding future:

- net sales;
- bookings;
- results of operations;
- gross profits;
- access to new markets;
- research and development projects and expenses;
- selling, general and administrative expenses;
- optimization of financial returns;
- warranty reserves;
- legal proceedings;
- claims against third parties for infringement of our proprietary rights;
- claims by third parties against us for infringement of their proprietary rights;
- liquidity and sufficiency of existing cash, cash equivalents and short-term investments for near-term requirements;
- increased adoption of lasers;
- estimates and forecasts included within our accounting for goodwill and intangibles;
- success or impact of new product offerings;
- future demand for our products and laser technology;
- maintenance of customer relationships and the development of new relationships;
- capital spending as a percentage of net sales;
- development and acquisition of new technology and market share;
- write-downs for excess or obsolete inventory;
- adoption of/use of lasers in the manufacture of solar cells;
- development of highly differentiated products;
- operational efficiencies;
- competitors and competitive pressures;
- growth of applications for our products, new product introductions and increase of market share;
- obtaining components and materials in a timely manner;

- identifying alternative sources of supply for components;
- achieving adequate manufacturing yields;
- the impact of recent acquisitions;
- leveraging of power and energy management products into our next generation products;
- compliance with environmental regulations;
- enhancement of our market position;
- focus on organizational efficiency;
- impact on laser industry;
- participation in the bio-agent detection market;
- leveraging of our technology portfolio and application engineering;
- optimization of our leadership position in existing markets;
- maintenance of collaborative customer and industry relationships;
- enhancement of our market position through our existing technology, as well as developing new technologies;
- emphasis on supply chain management;
- use of financial market instruments;
- simplifications of our foreign legal structure and reduction of our presence in certain countries;
- growth rates in the scientific market;
- variations in our stock price;
- optimization of our product mix;
- footprint consolidation efforts, including the expected savings therefrom and timing thereof; and
- focus on long-term improvement of adjusted earnings before interest, taxes, depreciation and amortization (EBITDA) as a percentage of net sales.

In addition, we include forward-looking statements under the "Our Strategy" and "Future Trends" headings set forth below in "Business" and under the "Bookings" heading set forth below in "Management's Discussion and Analysis of Financial Condition and Results of Operations."

You can identify these and other forward-looking statements by the use of the words such as "may," "will," "could," "would," "should," "expects," "plans," "anticipates," "estimates," "intends," "potential," "projected," "continue," "our observation," or the negative of such terms, or other comparable terminology. Forward-looking statements also include the assumptions underlying or relating to any of the foregoing statements.

Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth below in "Business," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and under the heading "Risk Factors." All forward-looking statements included in this document are based on information available to us on the date hereof. We undertake no obligation to update these forward-looking statements as a result of events or circumstances or to reflect the occurrence of unanticipated events or non-occurrence of anticipated events.

PART I

ITEM 1. BUSINESS

GENERAL

Business Overview

Our fiscal year ends on the Saturday closest to September 30. Fiscal years 2010, 2009 and 2008 ended on October 2, October 3, and September 27, respectively, and are referred to in this annual report as fiscal 2010, fiscal 2009 and fiscal 2008 for convenience. Fiscal year 2009 included 53 weeks; fiscal years 2010 and 2008 included 52 weeks.

We are one of the world's leading suppliers of photonics-based solutions in a broad range of commercial and scientific research applications. We design, manufacture, service and market lasers and related accessories for a diverse group of customers. Since inception in 1966, we have grown through internal expansion and through strategic acquisitions of complementary businesses, technologies, intellectual property, manufacturing processes and product offerings.

We are organized into two operating segments: Commercial Lasers and Components ("CLC") and Specialty Lasers and Systems ("SLS"). This segmentation reflects the go-to-market strategies for various products and markets. While both segments deliver cost-effective photonics solutions, CLC focuses on higher volume products that are offered in set configurations. The product architectures are designed for easy exchange at the point of use such that substantially all product service and repairs are based upon advanced replacement and depot (i.e., factory) repair. CLC's primary markets include materials processing and original equipment manufacturer ("OEM") components and instrumentation. SLS develops and manufactures configurable, advanced performance products largely serving the microelectronics, OEM components and instrumentation and scientific research and government programs markets. The size and complexity of many of the SLS products require service to be performed at the customer site by factory-trained field service engineers.

Effective as of the beginning of the first quarter of fiscal 2009, we moved our diode pumped solid state ("DPSS") Germany and Crystal product families from the CLC segment into the SLS segment. This concentrated all DPSS product families in the SLS segment. All reporting has been aligned to reflect the revised reportable operating segments (CLC and SLS) and prior periods have been restated. See additional discussion in Note 18 "Segment and Geographic Information" of our Notes to Consolidated Financial Statements.

Income (loss) from operations is the measure of profit and loss that our chief operating decision maker ("CODM") uses to assess performance and make decisions. Income (loss) from operations represents the sales less the cost of sales and direct operating expenses incurred within the operating segments as well as allocated expenses such as shared sales and manufacturing costs. We do not allocate to our operating segments certain operating expenses, which we manage separately at the corporate level. These unallocated costs include stock- based compensation and corporate functions (certain advanced research and development, management, finance, legal and human resources) and are included in Corporate and other. Management does not consider unallocated Corporate and other costs in its measurement of segment performance.

We were originally incorporated in California on May 26, 1966 and reincorporated in Delaware on October 1, 1990.

Additional information about Coherent, Inc. (referred to herein as the Company, we, our, or Coherent) is available on our web site at www.coherent.com. We make available, free of charge on our web site, access to our annual report on Form 10-K, our quarterly reports on Form 10-Q, our current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as soon as reasonably practicable after we file or furnish them electronically with the Securities and Exchange Commission ("SEC"). Information contained on our web site is not part of this annual report or our other filings with the SEC. Any product, product name, process, or technology described in these materials is the property of Coherent, Inc.

INDUSTRY BACKGROUND

The word "laser" is an acronym for "light amplification by stimulated emission of radiation." A laser emits an intense coherent beam of light with some unique and highly useful properties. Most importantly, a laser is orders of magnitude brighter than any lamp. As a result of its coherence, the beam can be focused to a very small and intense spot, useful for applications requiring very high power densities including cutting and other materials processing procedures. The laser's high spatial resolution is also useful for microscopic imaging and inspection applications. Laser light can be monochromatic—all the beam energy is confined to a narrow wavelength band. Some lasers can be used to create ultrafast output—a series of pulses with pulse durations as short as attoseconds (i.e., 10^{-18} seconds).

There are many types of lasers and one way of classifying them is by the material or medium used to create the lasing action. This can be in the form of a gas, liquid, semiconductor or solid state crystal. We manufacture all of these types of lasers. Lasers can also be classified by their output wavelength: ultraviolet, visible, infrared or wavelength tunable. We also manufacture all of these laser types. There are also many options in terms of pulsed output versus continuous wave, pulse duration, output power, beam dimensions, etc. In fact, each application has its specific requirements in terms of laser performance. The broad technical depth at Coherent enables us to offer a diverse set of product lines characterized by lasers targeted at growth opportunities and key applications. In all cases, we aim to be the supplier of choice by offering a high-value combination of superior technical performance and high reliability.

Photonics has taken its place alongside electronics as a critical enabling technology for the twenty-first century. Photonics based solutions are entrenched in broad industries that include industrial automation, textile processing, microelectronics, flat panel displays and medical diagnostics, with adoption continuing in ever more diverse applications. Growth in these applications stems from two sources. First, there are many applications where the laser is displacing conventional technology because it can do the job faster, better or more economically. Second, there are new applications where the laser is the enabling tool that makes the work possible (e.g. the production of sub 50 micron microvias).

Key laser applications include: micro and nanotechnologies; solar cell production; semiconductor inspection; microlithography; measurement, test and repair of electronic circuits; flat panel display manufacturing; medical and bio-instrumentation; industrial process and quality control; materials processing; imaging and printing; graphic arts and display; and, research and development. For example, ultraviolet ("UV") lasers are enabling the move towards miniaturization, which drives innovation and growth in many markets. The short wavelength of lasers that produce light in the UV spectral region makes it possible to manufacture extremely small structures with maximum precision—consistent with the latest state-of-the-art technology.

OUR STRATEGY

We strive to develop innovative and proprietary products and solutions that meet the needs of our customers and that are based on our core expertise in lasers and optical technologies. In pursuit of our strategy, we intend to:

- **Leverage our technology portfolio and application engineering to lead the proliferation of photonics into broader markets**—We will continue to identify opportunities in which our technology portfolio and application engineering can be used to offer innovative solutions and gain access to new markets. We plan to utilize our expertise to expand into new markets, such as laser based processing development tools for solar manufacturing and high power materials processing solutions.

- **Optimize our leadership position in existing markets**—There are a number of markets where we have historically been at the forefront of technological development and product deployment and from which we have derived a substantial portion of our revenues. We plan to optimize our financial returns from these markets.

- **Maintain and develop additional strong collaborative customer and industry relationships**—We believe that the Coherent brand name and reputation for product quality, technical performance and customer satisfaction will help us to further develop our loyal customer base. We plan to maintain our current customer relationships and develop new ones with customers who are industry leaders and work together with these customers to design and develop innovative product systems and solutions as they develop new technologies.

- **Develop and acquire new technologies and market share**—We will continue to enhance our market position through our existing technologies and develop new technologies through our internal research and development efforts, as well as through the acquisition of additional complementary technologies, intellectual property, manufacturing processes and product offerings.

- **Streamline our manufacturing structure and improve our cost structure**—We will focus on optimizing the mix of products that we manufacture internally and externally. We will utilize vertical integration where our internal manufacturing process is considered proprietary and seek to leverage external sources when the capabilities and cost structure are well developed and on a path towards commoditization.

- **Focus on long-term improvement of adjusted EBITDA, in dollars and as a percentage of net sales**—We define adjusted EBITDA as earnings before interest, taxes, depreciation, amortization, stock compensation expenses and certain other non-operating income and expense items. Key initiatives to reach our goals for EBITDA improvements include our program of consolidating manufacturing locations, rationalizing our supply chain and selective outsourcing of manufacturing operations.

APPLICATIONS

Our products address a broad range of applications that we group into the following markets: Microelectronics, Scientific Research and Government Programs, OEM Components and Instrumentation and Materials Processing.

Microelectronics

Nowhere is the trend towards miniaturization more prevalent than in the Microelectronics market where smart phones, tablets, personal computers ("PC's") and televisions ("TV's") are driving advances in displays, integrated circuits and printed circuit boards ("PCB's"). In response to market demands and expectations, semiconductor and device manufacturers are continually seeking to improve their process and design technologies in order to manufacture smaller, more powerful and more reliable devices at lower cost. New laser applications and new laser technologies are a key element in delivering higher resolution and higher precision at lower manufacturing cost.

We support four major markets in the microelectronics industry: (1) semiconductor front-end, (2) advanced packaging and interconnects, (3) flat panel display manufacturing, and (4) solar cell production and other emerging processes.

Microelectronics—semiconductor front-end

The term "front-end" refers to the production of semiconductor devices which occurs prior to packaging.

As semiconductor device geometries decrease in size, devices become increasingly susceptible to smaller defects during each phase of the manufacturing process and these defects can negatively impact yield. One of the semiconductor industry's responses to the increasing vulnerability of semiconductor devices to smaller defects has been to use defect detection and inspection techniques that are closely linked to the manufacturing process. For example, automated laser-based inspection systems are now used to detect and locate defects as small as 0.01 micron, which may not be observable by conventional optical microscopes.

Detecting the presence of defects is only the first step in preventing their recurrence. After detection, defects must be examined in order to identify their size, shape and the process step in which the defect occurred. This examination is called defect classification. Identification of the sources of defects in the lengthy and complex semiconductor manufacturing process has become essential for maintaining high yield production. Semiconductor manufacturing has become an around-the-clock operation and it is important for products used for inspection, measurement and testing to be reliable and to have long lifetimes. Our Azure, Paladin, Sapphire, and Excimer lasers are used to detect and characterize defects in semiconductor chips.

Microelectronics—advanced packaging and interconnects

After a wafer is patterned, there are then a host of other processes, referred to as back-end processing, which finally result in a packaged encapsulated silicon chip. Ultimately, these chips are then assembled into finished products. The advent of high-speed logic and high-memory content devices has caused chip manufacturers to look for alternative technologies to improve performance and lower process costs. In terms of materials, this search includes new types of wafers based on low-k materials and thinner silicon. Our AVIA and Matrix lasers are providing economic methods of cutting and scribing these wafers while delivering higher yields than traditional mechanical methods. Our DIAMOND carbon dioxide ("CO_2") lasers are used for singulating packages and printed circuit boards into individual components for final assembly. Our Talisker lasers are used in a broad range of applications requiring high precision and low heat damage, such as in thin wafer cutting and drilling.

These same trends are also driving integration and miniaturization, blurring the traditional lines between formerly discrete applications such as assembly and PCB fabrication. Lasers are playing several enabling roles in this integration and miniaturization. For instance, lasers are now the only economically practical method for drilling microvias in chip assemblies and in both rigid and flexible printed circuit boards. These microvias are tiny interconnects that are essential for enabling high-density circuitry commonly used in mobile handsets and advanced computing systems. Our AVIA and DIAMOND lasers are the lasers of choice in this application. The ability of these lasers to operate at very high repetition rates translates into faster drilling speeds and increased throughput in Microvia processing applications.

Other applications have developed as well. For instance, the high density of the latest circuit boards is reaching the limits of conventional printing technologies, causing wider adoption of laser direct write methods. Our Paladin laser is used for this application.

Microelectronics—flat panel display manufacturing

The high-volume consumer market is driving the production of flat panel displays ("FPDs") in applications such as mobile telephones, tablets, laptop computers, television monitors, digital cameras, personal digital assistants ("PDAs") and car navigation systems. There are several types of established and emerging displays based on quite different technologies, including plasma ("PDP"), liquid crystal ("LCD") and organic polymers ("OLED"). Lasers have found applications in each of these technologies given that the laser provides higher process speed, better yield, lower cost and/or superior display brightness and resolution.

Several display types require a high-density pattern of silicon Thin Film Transistors ("TFTs"). If this silicon is polycrystalline, the performance is greatly enhanced. In the past, these polysilicon layers could only be produced on expensive special glass at high temperatures. However, excimer based processes, such as excimer laser annealing ("ELA") and sequential lateral solidification, have allowed high-volume production of low-temperature polysilicon ("LTPS") on conventional glass substrates. Our excimer lasers provide an invaluable solution for both ELA and sequential lateral solidification because they are the only industrial-grade excimer lasers with the high pulse energy these methods require. The current state-of-the-art product for this application is our excimer VYPER laser.

Our AVIA and DIAMOND lasers are also used in other production processes for FPDs. These processes include drilling, cutting, patterning, marking and yield improvement.

Lasers have also become a valuable tool in high-brightness (HB) LED manufacturing, improving LED performance and yield. LED has seen rapid growth in the last year due to wide spread adoption as the light source in all categories of LCD displays, from phones all the way to full size TV's. Our lasers are used in the back-end processing of HB-LEDs.

Microelectronics—solar cell production

Numerous areas of microelectronics can be grouped as "emerging technologies." Some of these are transitioning to volume production in the present timeframe while others are more forward-looking.

Today's higher energy costs have led to heightened interest in solar panels. The recent growth and interest in solar cell technology coupled with the intense focus on improving cell efficiency, is driving the adoption of laser technology in the manufacturing of solar cells. Our lasers, such as AVIA, Paladin, Matrix and Talisker, are already being used in the production of solar panels for cell isolation and transparent conductive oxide ("TCO") scribing purposes.

We have introduced a number of complete solutions for certain processes in the manufacturing of solar cells including the Coherent Equinox laser system and the Aethon laser system. These systems are based on Coherent lasers and can be used in a production or process development environment.

Scientific Research and Government Programs

We are widely recognized as a technology innovator and the scientific market has historically provided an ideal "test market" for our leading-edge innovations. These have included ultrafast lasers, DPSS lasers, continuous-wave ("CW") systems, excimer gas lasers and water-cooled ion gas lasers. Our portfolio of lasers that address the scientific research market is broad and includes our Chameleon, COMPexPro, Evolution, Legend, Libra, MBD, MBR, Micra, Mira and Verdi lasers. Many of the innovations and products pioneered in the scientific marketplace have become commercial successes for both our OEM customers and us.

Subsequently, we have a large installed base of scientific lasers which are used in a wide range of applications spanning virtually every branch of science and engineering. These applications include biology and life science, engineering, physical chemistry and physics. Most of these applications require the use of ultrafast lasers that enable the generation of pulses as short as few attoseconds (10^{-18} seconds). Because of these very short pulse durations, ultrafast lasers enable the study of fundamental physical and chemical processes with temporal resolution unachievable with any other tool. These lasers also deliver very high peak power and large bandwidths, which can be used to generate many exotic effects. Some of these are now finding their way into mainstream applications, such as microscopy or materials processing.

OEM Components and Instrumentation

Instrumentation is one of our more mature commercial applications. Representative applications within this market include bio-instrumentation, graphic arts and display, machine vision, and medical OEMs. We also support the laser-based instrumentation market with a range of laser-related components, including diode lasers for optical pumping. Some of our OEM component business includes sales to other, less integrated laser manufacturers participating in OEM markets such as materials processing, scientific, and medical.

Bio-instrumentation

Bio-instrumentation applications for lasers include bio-agent detection for point source and standoff detection of pathogens or other bio-toxins; confocal microscopy for biological imaging that allows researchers and clinicians to visualize cellular and subcellular structures and processes with an incredible amount of detail; DNA sequencing that provides automation and data acquisition rates that would be impossible by any other method; drug discovery—genomic and proteomic analyses that enable drug discovery to proceed at very high throughput rates; and flow cytometry for analyzing single cells or populations of cells in a heterogeneous mixture, including blood samples. Specifically, our Sapphire, Compass and Coherent CUBE lasers are used in several bio-instrumentation applications.

Medical Therapy

We sell a variety of components and lasers to medical laser companies in end-user applications such as ophthalmology, aesthetic, surgical, therapeutic and dentistry. Our DIAMOND series CO_2 lasers are widely used in ophthalmic, aesthetic and surgical markets. Our Compass and Sapphire series of lasers are used in the retinal scanning market in diagnostic imaging systems as well as new ground breaking in-vivo imaging applications. In addition, we have a leading position in Lasik and photorefractive keratectomy ("PRK") surgery methods with our ExciStar XS excimer laser platform.

The unique ability of our optically pumped semiconductor lasers ("OPSL") technology to match a wavelength to an application has led to the development of a high-power yellow (577nm) laser for the treatment of eye related diseases, such as Age Related Macular Degeneration and retinal diseases associated with diabetes. The 577nm wavelength was designed to match the peak in absorption of oxygenated hemoglobin thereby allowing treatment to occur at a lower power level, and thus reducing stress and heat-load placed on the eye with traditional green-based (530nm) solid state lasers. This technology is finding traction with both medical OEMs and ophthalmologists.

Materials Processing

Lasers are widely accepted today in many important industrial manufacturing applications including cutting, welding, joining, drilling, perforating, and marking of metals and nonmetals. We supply high-power lasers for metal processing and low-to-medium power lasers for laser marking, nonmetals processing and precision micromachining.

Our high power Industrial laser systems are used for cladding and hardening of metals, joining materials, and other materials processing applications. Other applications include welding of plastics and direct metal welding. In April 2007, we acquired Nuvonyx, Inc., a technology leader in high-power laser diode components, arrays, and industrial laser systems for materials processing and defense applications. The Nuvonyx products, now integrated within our Semiconductor business, provide high power arrays with powers in excess of 50 Kilowatts through its proprietary cooling and stacking technologies. Our HighLight product is a direct diode system for metal processing based on the Nuvonyx technology. Complementing our progress into higher powered lasers, in fiscal 2009, we introduced the DIAMOND E 1000, the highest power, completely sealed CO_2 laser for use in materials processing.

We also participate in the low to medium power area, including such applications as the cutting and joining of plastics using both our DIAMOND CO_2 lasers and Highlight FAP semiconductor lasers; the cutting, perforating and scoring of paper and packaging materials; and various cutting and patterning applications in the textile industry. In the specific area of textiles and clothing, our DIAMOND lasers service older applications, such as cutting complex shapes in leather for footwear, as well as newer applications such as creating detailed fade patterns on designer denims.

During 2010 we acquired Beam Dynamics, Inc., a manufacturer of flexible laser cutting tools for the materials processing market. These tools, when combined with Coherent's medium to high power CO2 lasers, offer a unique blend of performance and precision in a small lightweight tool for cutting of metals and non-metals. Enabled with the DIAMOND E1000, the new METABEAM 1000 offers the industry's most compact 1kW tool, with tools footprints at least 50% smaller than competitive designs. Operating costs, due to the sealed nature of the DIAMOND series of CO2 lasers are 75% less than similar, but larger tools.

Laser marking and coding are generally considered part of the precision materials processing applications market for which we remain a leading supplier. One such area where applications are growing rapidly is the displacement of ink-jet coding due to both aesthetic and environmental pressures. The optimum choice of laser depends on the material being marked, whether it is a surface mark (engraved) or a sub-surface mark, and the specific economics of the application. We provide lasers for all-important marking applications. Our DIAMOND C and GEM Series of CO2 lasers provide many systems manufacturers with a reliable cost effective source for marking and engraving on non-metals. In addition, our Matrix product line of reliable, compact and low-cost diode pumped solid state lasers provides an ideal solution for marking of other materials in high volume manufacturing.

FUTURE TRENDS

Microelectronics

After several years of process development, lasers are now used in mass production applications because these laser-based fabrication and testing methods are faster, deliver superior end products, increase yields, and/or cut production costs. We anticipate this trend to continue, driven primarily by the increasing sophistication of consumer electronic goods and their convergence via the internet, resulting in increasing demand for better displays, more bandwidth and memory, while at the same time consuming less power. Although this market follows the macro-economic trends and carries inherit risks, we believe that Coherent is very well positioned to continue to capitalize on the current market trends and that we will see continued increased adoption of solid-state, CO_2 and excimer lasers, as all these lasers enable performance improvements and reduced process costs. In particular, we expect future demands in the flat panel display for excimer laser-based tools, since these are the best commercial technology which can be used in the recrystalization of Silicon to enhance display brightness.

Lasers have emerged as an essential technology in the manufacturing of solar cells. We expect that this trend will continue over the next few years as solar cell manufacturing capacity increases. There will be a need for laser sources and systems in both process development and production tools as the need for higher solar cell efficiency increases.

Scientific research and government programs

The scientific market has benefited from stimulus funding during fiscal 2010, with applications in ultrashort pulses and in bio-research being the drivers of this anticipated expansion. We anticipate an increasingly competitive market and a flattening of demand; however we expect to retain and improve our market share through new product development and maintain our service commitment to this area.

OEM components and instrumentation

The instrumentation market is seeing a gradual migration from the use of mature laser technologies, such as water-cooled ion gas lasers, to new technologies, primarily based on solid state and semiconductors. Using our unique portfolio of solid-state and semiconductor lasers, and our patented OPSL technology, we are able to both assist and stimulate this transition as well as to be the technology of choice for developing applications such as security and clinical diagnostics. Our OPSL technology resulted in the first truly continuous solid-state UV laser which enables the use of UV in a clinical as well as a research environment. Furthermore we anticipate greater future opportunities in bio-instrumentation, including DNA sequencing, drug discovery, flow cytometry, and microscopy, based on our product enhancements and evolving market developments. Our newer laser technologies are the basis of a number of clinical procedures. In the area of photocoagulation, the Genesis OPSL yellow lasers are being used as the wavelength is particularly suitable for the treatment of blood vessels. In aesthetic laser surgery, we are an OEM supplier of CO_2 lasers to the major manufacturers of aesthetic equipment used in the latest procedures for skin enhancement.

Materials processing

The market for low to medium power lasers used in industrial materials processing has experienced a nice rebound and is expected to continue for the foreseeable future. Key design wins as well as more favorable markets continue to support our growth in this area. These lasers represent a cost-effective manufacturing solution for cutting, joining, marking and engraving of non-metal materials including marking/coding, flat bed cutting, engraving, as well as the production of capital equipment for apparel and leather goods manufacturing. Several factors are enabling us to gain market share in the materials processing market. First, we have developed an expanded portfolio of lasers with a broad spectrum of wavelengths, enabling optimum marking solutions for virtually every metal and non-metal material type. At the same time, the reliability of these products has been achieved at even higher levels, lowering the cost of ownership.

MARKET APPLICATIONS

We design, manufacture and market lasers, laser tools, precision optics and related accessories for a diverse group of customers. The following table lists our major markets and the Coherent technologies serving these markets.*

Market	Application	Technology
Microelectronics	Advanced packaging and interconnects	CO_2 DPSS Fiber
	Flat panel display	CO_2 DPSS Excimer Ultrafast
	Semiconductor front-end	DPSS OPSL
	Solar cell production and other emerging processes	DPSS Fiber
Scientific research and government programs	All scientific applications	DPSS Excimer OPSL Ultrafast
OEM components and instrumentation	Bio-Instrumentation	DPSS OPSL Semiconductor Ultrafast
	Graphic arts and display	OPSL
	Medical therapy (OEM)	CO_2 DPSS Excimer OPSL Semiconductor
Materials processing	Heavy manufacturing	CO_2 Fiber Semiconductor
	Laser marking and coding	CO_2 DPSS
	Light manufacturing and cutting	CO_2 DPSS Excimer Semiconductor

*Coherent sells its laser measurement and control products into a number of these applications.

In addition to products we provide, we invest routinely in the core technologies needed to create substantial differentiation for our products in the marketplace. Our semiconductor and crystal facilities all maintain an external customer base providing value-added solutions. We direct significant engineering efforts to produce unique solutions targeted for internal consumption. These investments, once integrated into our broader product portfolio, provide our customers with uniquely differentiated solutions and the opportunity to substantially enhance the performance, reliability and capability of the products we offer.

TECHNOLOGIES

Diode-pumped solid-state ("DPSS") lasers

DPSS lasers use semiconductor lasers to pump a crystal to produce a laser beam. By changing the energy, optical components and the types of crystals used in the laser, different wavelengths and types of laser light can be produced.

The efficiency, reliability, longevity and relatively low cost of DPSS lasers make them ideally suited for a wide range of OEM and end-user applications, particularly those requiring 24-hour operations. Our DPSS systems are compact and self-contained sealed units. Unlike conventional tools and other lasers, our DPSS lasers require minimal maintenance since they do not have internal controls or components that require adjusting and cleaning to maintain consistency. They are also less affected by environmental changes in temperature and humidity, which can alter alignment and inhibit performance in many systems.

We manufacture a variety of types of DPSS lasers for different applications including semiconductor inspection; advanced packaging and interconnects; laser pumping; spectroscopy; bio-agent detection; DNA sequencing; drug discovery; flow cytometry; forensics; computer-to-plate printing; entertainment lighting (display); medical; rapid prototyping and marking, welding, engraving, cutting and drilling.

Fiber lasers

Fiber lasers use semiconductor lasers to pump a doped optical fiber to produce a laser beam. In fiscal 2008, we launched our first product based on fiber laser technology, the Talisker. This is an industrial ultrafast laser system which incorporates fiber laser technologies as a key part of the laser design. The Talisker is a new laser platform based on a fiber oscillator and crystal amplifier and is illustrative of our strategy of developing and incorporating fiber lasers where they can generate unique and cost-effective performance. We expect the Talisker platform will lead to a series of new ultrafast lasers for a number of commercial markets including microelectronics and medical. In fiscal 2009, we demonstrated a 1KW fiber laser product based on our high power diode laser system, the Highlight 1000F. This prototype demonstrated the platform for a scalable, kilowatt class fiber laser based on a bar pumping design. Due to packaging efficiency, diode bars reduce the overall cost of a fiber laser.

Fiber laser technology continues to be an important investment and product development area and we anticipate more products that incorporate fiber as the active gain medium. Earlier this year, we acquired the business assets of Stocker-Yale, Inc. which included a fiber manufacturing facility capable of producing both active and passive fibers.

Gas lasers (CO_2, Excimer, Ion)

The breadth of our gas laser portfolio is industry leading, encompassing CO_2, excimer and ion technologies. Gas lasers derive their name from the use of one or more gases as a lasing medium. They collectively span an extremely diverse and useful emission range, from the very deep ultraviolet to the far infrared. This diverse range of available wavelengths, coupled with high optical output power, and an abundance of other attractive characteristics, makes gas lasers extremely useful and popular for a variety of microelectronics, scientific, and materials processing applications.

Optically Pumped Semiconductor Lasers ("OPSL")

Our OPSL platform is a surface emitting semiconductor laser that is energized or pumped by a semiconductor laser. The use of optical pumping circumvents inherent power scaling limitations of electrically pumped lasers, enabling very high powered devices. A wide range of wavelengths can be achieved by varying the semiconductor materials used in the device and changing the frequency of the laser beam using techniques common in solid state lasers. The platform leverages high reliability technologies developed for telecommunications and produces a compact, rugged, high power, single-mode laser.

Our OPSL products are well suited to a wide range of applications, including the bio-instrumentation and graphic arts and display markets. In fiscal 2009, our Genesis yellow laser continued to make progress in ophthalmology and we have expanded our offerings in the area of entertainment lighting using a variety of products across the visible spectrum. We also continued to expand our ultraviolet version of the OPSL platform called the Genesis, which was developed for the bio-instrumentation market.

Semiconductor lasers

High power edge emitting semiconductor diode lasers use the same principles as widely-used CD and DVD lasers, but produce significantly higher power levels. The advantages of this type of laser include smaller size, longer life, enhanced reliability and greater efficiency. We manufacture a wide range of discrete semiconductor laser products with wavelengths ranging from 650nm to 1000nm and output powers ranging from 1W to over 100W, with highly integrated products in the kW range. These products are available in a variety of industry standard form factors including the following: bare die, packaged and fiber coupled single emitters and bars, monolithic stacks, and fully integrated modules with microprocessor controlled units that contain power supplies and active coolers.

Our semiconductor lasers are used internally as the pump lasers in DPSS, fiber and OPSL products that are manufactured by us, as well as a wide variety of external medical, OEM, military and industrial applications, including aesthetic (hair removal, cosmetic dentistry), graphic arts, counter measures, rangefinders, target designators, and plastic welding.

Ultrafast ("UF") Lasers

Ultrafast lasers are lasers generating light pulses with durations of a few femtoseconds (10^{-15} seconds) to a few tens of picoseconds (10^{-11} seconds). These types of lasers are primarily used for scientific research and also are finding use in sophisticated materials processing applications. Ultrafast lasers are usually pumped by a green DPSS laser. UF laser oscillators generate a train of pulses at 50-100 MHz, with peak powers of tens of Kilowatts, and UF laser amplifiers generate pulses at 10-500 kHz, with peak powers up to several Terawatts.

The extremely short duration of UF laser pulses enables temporally resolving fast events like the dynamics of atoms or electrons. In addition, the high peak power enables so-called non-linear effects where several photons can be absorbed by a molecule at the same time. This type of process enables applications like multi-photon excitation microscopy or UF ablation of materials with minimal thermal damage.

SALES AND MARKETING

We market our products domestically through a direct sales force. Our foreign sales are made principally to customers in Europe, Japan and other Asia-Pacific countries. We sell internationally through direct sales personnel located in Canada, France, Germany, Italy, Japan, the Netherlands, the People's Republic of China, South Korea, and the United Kingdom, as well as through independent representatives in certain jurisdictions around the world. Foreign sales accounted for 67% of our total net sales in fiscal 2010, 66% of our total net sales in fiscal 2009 and 68% of our total net sales in fiscal 2008. In fiscal 2010, sales to Asian markets grew at a faster rate than sales to other geographic regions. Sales made to independent representatives and distributors are generally priced in U.S. dollars. A large portion of foreign sales that we make directly to customers are priced in local currencies and are therefore subject to currency exchange fluctuations. Foreign sales are also subject to other normal risks of foreign operations such as protective tariffs, export and import controls and political instability. Our products are broadly distributed and no one customer accounted for more than 10% of total net sales during fiscal 2010, 2009 or 2008.

We maintain a customer support and field service staff in major markets within the United States, Europe, Japan, the People's Republic of China, Korea and other Asia-Pacific countries. This organization works closely with customers, customer groups and independent representatives in servicing equipment, training customers to use our products and exploring additional applications of our technologies.

We typically provide parts and service warranties on our lasers, laser-based systems, optical and laser components and related accessories and services. Warranties on some of our products and services may be shorter or longer than one year. Warranty reserves, as reflected on our consolidated balance sheets, have generally been sufficient to cover product warranty repair and replacement costs. The weighted average warranty period covered is approximately 15 months.

RESEARCH AND DEVELOPMENT

We are committed to the development of new products, as well as the improvement and refinement of existing products, including better cost-of-ownership. Our development efforts are focused on designing and developing products, services and solutions that anticipate customers' changing needs and emerging technological trends. Our efforts are also focused on identifying the areas where we believe we can make valuable contributions. Research and development expenditures for fiscal 2010 were $72.4 million, or 12.0% of net sales compared to $61.4 million, or 14.1% of net sales for fiscal 2009 and $74.3 million, or 12.4% of net sales for fiscal 2008. We work closely with customers, both individually and through our sponsored seminars, to develop products to meet customer application and performance needs. In addition, we are working with leading research and educational institutions to develop new photonics based solutions.

MANUFACTURING

Strategies

One of our core manufacturing strategies is to tightly control our supply of key parts, components, sub-assemblies and outsourcing partners. We primarily utilize vertical integration when we have proprietary internal capabilities that are not available from external sources cost-effectively. We believe this is essential to maintain high quality products and enable rapid development and deployment of new products and technologies. We provide customers with 24-hour technical expertise and quality that is International Organization for Standardization ("ISO") certified at our principal manufacturing sites.

Committed to quality and customer satisfaction, we design and produce many of our own components and sub-assemblies in order to retain quality control. We have also outsourced certain components, sub-assemblies and finished goods where we can maintain our high quality standards while improving our cost structure. We have consolidated and closed certain of our manufacturing facilities in order to reduce our footprint, realize synergies, and improve our cost structure and operating leverage. In fiscal 2007, we completed the transfer of production of laser power supplies from Auburn, California to a global electronics contract manufacturer. During fiscal 2008, we consolidated our Munich DPSS manufacturing into our Lübeck, Germany site. The transfer was completed in the fourth quarter of fiscal 2008. In the first quarter of fiscal 2009, we announced the consolidation of the remainder of our Munich facility (primarily Excimer laser manufacturing) into our Göttingen site. The transfer was completed in the third quarter of fiscal 2009. In fiscal 2009, we outsourced one of our laser product lines to a contract manufacturer located in Asia and outsourced our laser optics manufacturing to an optics manufacturer located in North America. The supply from these strategic contract manufacturers is covered by long term supply agreement contracts. During the second quarter of fiscal 2009, we announced the consolidation of our St. Louis, Missouri facility into our Santa Clara, California site. The transfer was completed in the fourth quarter of fiscal 2009. During the second quarter of fiscal 2009, we announced our plans to close our Tampere, Finland facility and establish manufacturing capabilities at our Sunnyvale, California site. The closing of our Finland facility is expected to be completed during the third quarter of fiscal 2011. During the first quarter of fiscal 2010, we announced the acquisition of certain assets of StockerYale and our plans to vacate its Montreal facility. We completed the outsourcing and transfer of the Montreal operations during the third quarter of fiscal 2010.

We have designed and implemented proprietary manufacturing tools, equipment and techniques in an effort to provide products that differentiate us from our competitors. These proprietary manufacturing techniques are utilized in a number of our product lines including our gas laser production, crystal growth, beam alignment as well as the wafer growth for our semiconductor and optically pumped semiconductor laser product family.

Raw materials or sub-components required in the manufacturing process are generally available from several sources. However, we currently purchase several key components and materials, including exotic materials and crystals, used in the manufacture of our products from sole source or limited source suppliers. We also purchase assemblies and turnkey solutions from contract manufacturers based on our proprietary designs. We rely on our own production and design capability to manufacture and specify certain strategic components, crystals, semiconductor lasers, lasers and laser based systems.

For a discussion of the importance to our business of, and the risks attendant to sourcing, see "Risk Factors—We depend on sole source or limited source suppliers, both internal and external, for some of our key components and materials, including exotic materials and crystals, in our products, which make us susceptible to supply shortages or price fluctuations that could adversely affect our business" in Item 1A, which is incorporated herein by reference.

Operations

Our products are manufactured at our sites in Santa Clara and Sunnyvale, California; Wilsonville, Oregon; East Hanover, New Jersey; Bloomfield, Connecticut; Lübeck, Germany; Göttingen, Germany; Glasgow, Scotland; Salem, New Hampshire and Tampere, Finland. In addition, we also use contract manufacturers for the production of certain assemblies and turnkey solutions. Our ion gas lasers, a portion of our DPSS lasers that are used in microelectronics, scientific research and materials processing applications, semiconductor lasers, and ultrafast scientific lasers are manufactured at our Santa Clara, California site. Our laser diode module products, laser instrumentation products, test and measurement equipment products are manufactured in Wilsonville, Oregon. We manufacture exotic crystals in East Hanover, New Jersey and both active and passive fibers are manufactured in our New Hampshire facility. Our CO_2 gas lasers are manufactured in Bloomfield, Connecticut. We manufacture a portion of our DPSS lasers used in microelectronics and OEM components and instrumentation applications in Lübeck, Germany. Our excimer gas laser products are manufactured in Göttingen, Germany. We manufacture the fiber lasers and a portion of our DPSS lasers used in microelectronics and scientific research applications in Glasgow, Scotland. Our facilities in Tampere, Finland and Sunnyvale, California grow the aluminum-free materials that are incorporated into our semiconductor lasers. Effective the third quarter of fiscal 2011, we expect that the entire demand for this material will be grown in our Sunnyvale, California facility.

INTELLECTUAL PROPERTY

We rely on a combination of patent, copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. As of October 2, 2010, we held approximately 395 U.S. and foreign patents, which expire from 2010 through 2027 (depending on the payment of maintenance fees) and we have approximately 132 additional pending patent applications that have been filed. The issued patents cover various products in all of the major markets that we serve.

For a discussion of the importance to our business of, and the risks attendant to intellectual property rights, see "Risk Factors—Risks Associated with Our Industry, Our Business and Market Conditions" 'We may not be able to protect our proprietary technology which could adversely affect our competitive advantage' and 'We may, in the future, be subject to claims or litigation from third parties, for claims of infringement of their proprietary rights or to determine the scope and validity of our proprietary rights or the proprietary rights of competitors. These claims could result in costly litigation and the diversion of our technical and management personnel. Adverse resolution of litigation may harm our operating results or financial condition' in Item 1A, which is incorporated herein by reference.

COMPETITION

Competition in the various photonics markets in which we provide products is very intense. We compete against a number of companies including CVI Melles Griot, Cymer, Inc., GSI Group, Inc., IPG Photonics Corporation, JDS Uniphase Corporation, Newport Corporation, Rofin-Sinar Technologies, Inc., and Trumpf GmbH, as well as other smaller companies. We compete globally based on our broad product offering, reliability, cost, and performance advantages for the widest range of commercial and scientific research applications. Other considerations by our customers include warranty, global service and support and distribution.

BACKLOG

At fiscal 2010 year-end, our backlog of orders scheduled for shipment (generally within one year) was $262.0 million compared to $164.3 million at fiscal 2009 and $183.5 million at fiscal 2008 year-ends. Orders used to compute backlog are generally cancelable without substantial penalties. Historically, the rate of cancellation experienced by us has not been significant.

SEASONALITY

We have historically experienced decreased bookings and revenue in the first fiscal quarter compared to other quarters in our fiscal year due to the impact of time off and business closures at many of our customers due to year-end holidays. This historical pattern should not be considered a reliable indicator of the Company's future net sales or financial performance.

EMPLOYEES

As of fiscal 2010 year-end, we had 2,006 employees. Approximately 341 of our employees are involved in research and development; 1,154 of our employees are involved in operations, manufacturing, service and quality assurance; and 511 of our employees are involved in sales, marketing, finance, legal and other administrative functions. Our success will depend in large part upon our ability to attract and retain employees. We face competition in this regard from other companies, research and academic institutions, government entities and other organizations. We consider our relations with our employees to be good.

ACQUISITIONS

On April 29, 2010, we acquired Beam Dynamics, Inc. for $5.9 million in cash and $0.3 million in deferred compensation related to an employment contract, which will be recognized in expense as earned. Beam Dynamics manufactures flexible laser cutting tools for the materials processing market. Beam Dynamics has been included in our Commercial Lasers and Components segment.

On October 13, 2009, we acquired all the assets and certain liabilities of StockerYale, Inc. ("StockerYale")'s laser module product line in Montreal and its specialty fiber product line in Salem, New Hampshire for $15.0 million in cash. StockerYale designs, develops and manufactures low power laser modules, light emitting diode (LED) systems and specialty optical fiber products. These assets and liabilities have been included in our Commercial Lasers and Components segment.

We consummated no acquisitions in fiscal 2009 or 2008.

Please refer to "Note 4. Business Combinations" of Notes to Consolidated Financial Statements under Item 15 of this Annual Report on Form 10-K for further discussion of the acquisitions completed during fiscal 2010.

RESTRUCTURINGS AND CONSOLIDATION

During the first quarter of fiscal 2010, we acquired the assets and certain liabilities of StockerYale, Inc's laser module product line in Montreal, Canada and began to transition those activities to other Coherent facilities in Salem, Massachusetts, Wilsonville, Oregon and Sunnyvale, California. The transfer is scheduled to be completed by the end of March 2011. The current year severance related costs are primarily comprised of severance pay, outplacement services, medical and other related benefits for employees being terminated due to the transition of activities out of Montreal, Canada, and Tampere, Finland.

During the second quarter of fiscal 2009, we announced our plans to close our facilities in Tampere, Finland and St. Louis, Missouri. The closure of our St. Louis, Missouri and Yokohama, Japan sites were completed in the fourth quarter of fiscal 2009. The closure of our Finland site was scheduled for completion by the end of fiscal 2010, but we have delayed the closure due to a significant increase in demand for products manufactured in Finland. We currently anticipate exiting the facility in the third quarter of fiscal 2011. These closure plans have resulted in charges primarily for employee termination and other exit related costs associated with a plan approved by management.

During fiscal 2008, we consolidated our German DPSS manufacturing into our Lübeck, Germany site. The transfer was completed in our fourth quarter of fiscal 2008. On October 13, 2008, we announced the consolidation of the remainder of our Munich facility into our Göttingen site. The transfer was completed in our third quarter of fiscal 2009. The consolidation and transfers have resulted in charges primarily for employee terminations, other exit related costs associated with a plan approved by management and a grant repayment liability.

On April 16, 2008, we announced that we entered into an agreement to sell certain assets of our Auburn Optics ("Auburn") manufacturing operation to Research Electro-Optics, Inc. ("REO"), a privately held optics manufacturing and technology company. We also entered into a strategic supply agreement with REO. REO is providing optical manufacturing capabilities for us, including fabrication and coating of optical components. The transition of the optics manufacturing assets from Auburn to REO was substantially completed in second quarter of fiscal 2009. The transition has resulted in charges primarily for employee terminations, supplier qualification, moving costs for related equipment, and other exit related costs associated with a plan approved by management.

GOVERNMENT REGULATION

Environmental regulation

Our operations are subject to various federal, state and local environmental protection regulations governing the use, storage, handling and disposal of hazardous materials, chemicals, various radioactive materials and certain waste products. In the United States, we are subject to the federal regulation and control of the Environmental Protection Agency. Comparable authorities are involved in other countries. We believe that compliance with federal, state and local environmental protection regulations will not have a material adverse effect on our capital expenditures, earnings and competitive and financial position.

Although we believe that our safety procedures for using, handling, storing and disposing of such materials comply with the standards required by federal and state laws and regulations, we cannot completely eliminate the risk of accidental contamination or injury from these materials. In the event of such an accident involving such materials, we could be liable for damages and such liability could exceed the amount of our liability insurance coverage and the resources of our business.

We may face potentially increasing complexity in our product designs and procurement operations as we adjust to requirements relating to the materials composition of products entering specific markets. Such regulations went into effect in the European Union ("EU") in 2006, and China in 2007. We could face significant costs and liabilities in connection with product take-back legislation. Beginning in 2006, the EU Waste Electrical and Electronic Equipment Directive made producers of electrical goods financially responsible for specified collection, recycling, treatment and disposal of past and future covered products. In addition, the EU has added the Registration, Evaluation and Authorization of Chemicals Regulation, otherwise known as the REACH Regulation, which further regulates substances and products imported, manufactured or sold within the EU. Similar laws are now pending in various jurisdictions around the world, including the United States.

We further discuss the impact of environmental regulation under "Risk Factors—Compliance or the failure to comply with current and future environmental regulations could cause us significant expense."

SEGMENT INFORMATION

We are organized into two operating segments: Commercial Lasers and Components ("CLC") and Specialty Lasers and Systems ("SLS"). This segmentation reflects the go-to-market strategies for various products and markets. While both segments work to deliver cost-effective photonics solutions, CLC focuses on higher volume products that are offered in set configurations. The product architectures are designed for easy exchange at the point of use such that product service and repairs are based upon advanced replacement and depot (i.e., factory) repair. CLC's primary markets include OEM components and instrumentation and materials processing. SLS develops and manufacturers configurable, advanced-performance products largely serving the microelectronics and scientific research markets. The size and complexity of many of the SLS products require service to be performed at the customer site by factory-trained field service engineers.

We have identified CLC and SLS as operating segments for which discrete financial information was available. Both units have engineering, marketing, product business management and product line management. A small portion of our outside revenue is attributable to projects and recently developed products for which a segment has not yet been determined. The associated direct and indirect costs are presented in the category of Corporate and other, along with other corporate costs.

Effective as of the beginning of the first quarter of fiscal 2009, in order to align all of our diode-pumped solid state ("DPSS") technology into the same reportable operating segment, management moved the DPSS Germany and Crystal product families from the CLC segment into the SLS segment. This allows for leverage and efficiencies in many parts of the business. Crystal is primarily an internal supplier that supports the DPSS product family. This concentrates all DPSS product families in the SLS segment effective as of the first quarter of fiscal 2009. All reporting has been aligned to reflect the revised reportable operating segments (CLC and SLS) and prior periods have been restated.

FINANCIAL INFORMATION ABOUT FOREIGN AND DOMESTIC OPERATIONS AND EXPORT SALES

Financial information relating to foreign and domestic operations for fiscal years 2010, 2009 and 2008, is set forth in Note 18, "Segment and Geographic Information" of our Notes to Consolidated Financial Statements.

ITEM 1A. RISK FACTORS

BUSINESS ENVIRONMENT AND INDUSTRY TRENDS

Risks Associated with Our Industry, Our Business and Market Conditions

Our operating results, including net sales, net income (loss) and adjusted EBITDA percentage in dollars and as a percentage of net sales, as well as our stock price have varied in the past, and our future operating results will continue to be subject to quarterly and annual fluctuations based upon numerous factors, including those listed in this section and throughout this report. Our stock price will continue to be subject to daily variations as well. In addition, our future operating results and stock price may not follow any past trends or meet our guidance and expectations.

Our net sales and operating results, such as adjusted EBITDA percentage, net income (loss) and operating expenses, and our stock price has varied in the past and may vary significantly from quarter to quarter and from year to year in the future. We believe a number of factors, many of which are outside of our control, could cause these variations and make them difficult to predict, including:

- general economic uncertainties in the macroeconomic and local economies facing us, our customers and the markets we serve;
- access to applicable credit markets by us, our customers and their end customers;
- fluctuations in demand for our products or downturns in the industries that we serve;
- the ability of our suppliers, both internal and external, to produce and deliver components and parts, including sole or limited source components, in a timely manner, in the quantity, quality and prices desired;
- timing or cancellation of customer orders and shipment scheduling;
- fluctuations in our product mix;

- currency fluctuations;
- commodity pricing;
- introductions of new products and product enhancements by our competitors, entry of new competitors into our markets, pricing pressures and other competitive factors;
- our ability to develop, introduce, manufacture and ship new and enhanced products in a timely manner without defects;
- our ability to manage our capacity and that of our suppliers;
- our increased reliance on domestic and foreign contract manufacturing;
- delay of achievement of our footprint consolidation effort;
- the rate of market acceptance of our new products;
- the ability of our customers to pay for our products;
- expenses associated with acquisition-related activities;
- seasonal sales trends;
- delays or reductions in customer purchases of our products in anticipation of the introduction of new and enhanced products by us or our competitors;
- our ability to control expenses;
- the level of capital spending of our customers;
- potential excess and/or obsolescence of our inventory;
- costs and timing of adhering to current and developing governmental regulations and reviews relating to our products and business;
- costs related to acquisitions of technology or businesses;
- impairment of goodwill, intangible assets and other long term assets;
- our ability to meet our expectations and forecasts and those of public market analysts and investors;
- costs and expenses from litigation;
- the availability of research funding by the United States and foreign governments with regard to our customers in the scientific business, such as universities;
- continued spending by the United States government on defense-related projects where we are a subcontractor;
- government support of the alternative energy industries, such as solar;
- maintenance of supply relating to products sold to the government on terms which we would prefer not to accept;
- changes in policy, interpretations, or challenges to the allowability of costs incurred under government cost accounting standards;

- the future impact of legislation, rulemaking, and changes in accounting, tax, defense procurement, or export policies; and

- distraction of management related to acquisition or divestment activities.

In addition, we often recognize a substantial portion of our sales in the last month of our fiscal quarters. Our expenses for any given quarter are typically based on expected sales and if sales are below expectations in any given quarter, the adverse impact of the shortfall on our operating results may be magnified by our inability to adjust spending quickly enough to compensate for the shortfall. We also base our manufacturing on our forecasted product mix for the quarter. If the actual product mix varies significantly from our forecast, we may not be able to fill some orders during that quarter, which would result in delays in the shipment of our products. Accordingly, variations in timing of sales, particularly for our higher priced, higher margin products, can cause significant fluctuations in quarterly operating results.

Due to these and other factors, we believe that quarter-to-quarter and year-to-year comparisons of our historical operating results may not be meaningful. You should not rely on our results for any quarter or year as an indication of our future performance. Our operating results in future quarters and years may be below public market analysts' or investors' expectations, which would likely cause the price of our stock to fall. In addition, over the past several years, the stock market has experienced extreme price and volume fluctuations that have affected the stock prices of many technology companies. There has not always been a direct correlation between this volatility and the performance of particular companies subject to these stock price fluctuations. Further, over the last twelve months, equity markets around the world have significantly fluctuated across most sectors. These factors, as well as general economic and political conditions or investors' concerns regarding the credibility of corporate financial statements, may have a material adverse effect on the market price of our stock in the future.

We are exposed to risks associated with worldwide economic conditions and related uncertainties.

Volatility and disruption in the capital and credit markets, depressed consumer confidence, negative economic conditions, volatile corporate profits and reduced capital spending could negatively impact demand for our products. In particular, it is difficult to develop and implement strategy, sustainable business models and efficient operations, as well as effectively manage supply chain relationships in the face of such conditions including uncertainty regarding the ability of some of our suppliers to continue operations and provide us with uninterrupted supply flow. Our ability to maintain our research and development investments in our broad product offerings may be adversely impacted in the event that our sales decline and do not increase in the future. Spending and the timing thereof by consumers and businesses has a significant impact on our results and, where such spending is delayed or canceled, it could cause a material negative impact on our operating results. The current global economic conditions remain uncertain and challenging. Weakness in our end markets could negatively impact our revenue, gross margin and operating expenses, and consequently have a material adverse effect on our business, financial condition and results of operations.

The recent financial turmoil affecting the banking system and financial markets and the possibility that additional financial institutions may consolidate or go out of business have resulted in continued tightening in the credit markets, and lower levels of liquidity in some financial markets. There could be a number of follow-on effects from the tightened credit environment on our business, including the insolvency of key suppliers or their inability to obtain credit to finance development and/or manufacture products resulting in product delays; inability of customers to obtain credit to finance purchases of our products and/or customer insolvencies; and failure of financial institutions negatively impacting our treasury functions. In the event our customers are unable to obtain credit or otherwise pay for our shipped products it could significantly impact our ability to collect on our outstanding accounts receivable. Other income and expense also could vary materially from expectations depending on gains or losses realized on the sale or exchange of financial instruments; impairment charges resulting from revaluations of debt and equity securities and other investments; interest rates; cash balances; and changes in fair value of derivative instruments. Volatility in the financial markets and any overall economic uncertainty increase the risk that the actual amounts realized in the future on our financial instruments could differ significantly from the fair values currently assigned to them. Uncertainty about current global economic conditions could also continue to increase the volatility of our stock price.

In addition, political and social turmoil related to international conflicts and terrorist acts may put further pressure on economic conditions in the United States and abroad. Unstable economic, political and social conditions make it difficult for our customers, our suppliers and us to accurately forecast and plan future business activities. If such conditions persist, our business, financial condition and results of operations could suffer. Additionally, unstable economic conditions can provide significant pressures and burdens on individuals, thus fostering an atmosphere of greater potential exposure for inappropriate business conduct. See "Part I, Item 4. CONTROLS AND PROCEDURES—Inherent Limitations over Internal Control."

Our cash and cash equivalents and short-term investments are managed through various banks around the world and volatility in the capital and credit market conditions could cause financial institutions to fail or materially harm service levels provided by such banks, both of which could have an adverse affect on our ability to timely access funds.

World capital and credit markets have been and continue to experience extreme volatility and disruption. In some cases, the markets have exerted downward pressure on stock prices and credit capacity for certain issuers, as well as pressured the solvency of some financial institutions. These financial institutions, including banks, have had difficulty timely performing regular services and in some cases have failed or otherwise been largely taken over by governments. We maintain our cash, cash equivalents and short-term investments with a number of financial institutions around the world. Should some or all of these financial institutions fail or otherwise be unable to timely perform requested services, we would likely have a limited ability to timely access our cash deposited with such institutions, or, in extreme circumstances the failure of such institutions could cause us to be unable to access cash for the foreseeable future. If we are unable to quickly access our funds, we may need to increase our use of our existing credit lines or access more expensive credit, if available. If we are unable to access our cash or if we access existing or additional credit or are unable to access additional credit, it could have a negative impact on our operations, including our reported net income.

We are exposed to credit risk and fluctuations in the market values of our investment portfolio.

Although we have not recognized any material losses on our cash, cash equivalents and short-term investments, future declines in their market values could have a material adverse effect on our financial condition and operating results. Given the global nature of our business, we have investments both domestically and internationally. There has recently been growing pressure on the creditworthiness of sovereign nations, particularly in Europe, which results in corresponding pressure on the valuation of the securities issued by such nations. Additionally, our overall investment portfolio is often concentrated in certificates of deposit and money market funds. We maintain a certain mix of government-issued securities. Credit ratings and pricing of these investments can be negatively impacted by liquidity, credit deterioration or losses, financial results, or other factors. Additionally, liquidity issues or political actions by sovereign nations could result in decreased values for our investments in certain government securities. As a result, the value or liquidity of our cash, cash equivalents and short-term investments could decline and result in a material impairment, which could have a material adverse effect on our financial condition and operating results. See "Item 7A. Quantitative and Qualitative Disclosures about Market Risk."

If our goodwill or intangible assets become impaired, we may be required to record a significant charge to earnings.

Under accounting principles generally accepted in the United States, we review our intangible assets for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. Goodwill is required to be tested for impairment at least annually. Factors that may be considered a change in circumstances indicating that the carrying value of our goodwill or other intangible assets may not be recoverable include declines in our stock price and market capitalization or future cash flows projections. We recorded a material charge during the first quarter of fiscal 2009 related to the impairment of goodwill in our CLC operating segment. A decline in our stock price, or any other adverse change in market conditions, particularly if such change has the effect of changing one of the critical assumptions or estimates we used to calculate the estimated fair value of our reporting units, could result in a change to the estimation of fair value that could result in an impairment charge. Any such material charges, whether related to goodwill or purchased intangible assets, may have a material negative impact on our financial and operating results.

We depend on sole source or limited source suppliers, both internal and external, for some of our key components and materials, including exotic materials and crystals, in our products, which make us susceptible to supply shortages or price fluctuations that could adversely affect our business.

We currently purchase several key components and materials used in the manufacture of our products from sole source or limited source suppliers, both internal and external. Some of these suppliers are relatively small private companies that may discontinue their operations at any time and which may be particularly susceptible to prevailing economic conditions. We typically purchase our components and materials through purchase orders or agreed upon terms and conditions and we do not have guaranteed supply arrangements with many of these suppliers. We may fail to obtain these supplies in a timely manner in the future. We may experience difficulty identifying alternative sources of supply for certain components used in our products. We would experience further delays while identifying, evaluating and testing the products of these potential alternative suppliers. Furthermore, financial or other difficulties faced by these suppliers or significant changes in demand for these components or materials could limit their availability. Additionally, we continue to consolidate our supply base or move supplier locations. When we transition locations we may increase our inventory of such products as a "safety stock" during the transition, which may cause the amount of inventory reflected on our balance sheet to increase.

Any interruption or delay in the supply of any of these components or materials, or the inability to obtain these components and materials from alternate sources at acceptable prices and within a reasonable amount of time, or our failure to properly manage these moves, would impair our ability to meet scheduled product deliveries to our customers and could cause customers to cancel orders.

We have historically relied exclusively on our own production capability to manufacture certain strategic components, crystals, semiconductor lasers, lasers and laser-based systems. Because we manufacture, package and test these components, products and systems at our own facilities, and such components, products and systems are not readily available from other sources, any interruption in manufacturing would adversely affect our business. In addition, our failure to achieve adequate manufacturing yields of these items at our manufacturing facilities may materially and adversely affect our operating results and financial condition.

Our future success depends on our ability to increase our sales volumes and decrease our costs to offset potential declines in the average selling prices ("ASPs") of our products and, if we are unable to realize greater sales volumes and lower costs, our operating results may suffer.

Our ability to increase our sales volume, and therefore, our future success depends on the continued growth of the markets for lasers, laser systems and related accessories, as well as our ability to identify, in advance, emerging markets for laser-based systems. We cannot assure you that we will be able to successfully identify, on a timely basis, new high-growth markets in the future. Moreover, we cannot assure you that new markets will develop for our products or our customers' products, or that our technology or pricing will enable such markets to develop. Future demand for our products is uncertain and will depend to a great degree on continued technological development and the introduction of new or enhanced products. If this does not continue, sales of our products may decline and our business will be harmed.

We have historically been the photonics industry's high quality supplier of laser systems. We have in the past experienced decreases in the ASPs of some of our products. As competing products become more widely available, the ASPs of our products may decrease. If we are unable to offset any decrease in our ASPs by increasing our sales volumes, our net sales will decline. In addition, to maintain our gross margins, we must continue to reduce the cost of manufacturing our products while maintaining their high quality. From time to time, our products, like many complex technological products, may fail in greater frequency than anticipated. This can lead to further charges, which can result in higher costs, lower gross margins and lower operating results. Furthermore, as ASPs of our current products decline, we must develop and introduce new products and product enhancements with higher margins. If we cannot maintain our gross margins, our operating results could be seriously harmed, particularly if the ASPs of our products decrease significantly.

Our future success depends on our ability to develop and successfully introduce new and enhanced products that meet the needs of our customers.

Our current products address a broad range of commercial and scientific research applications in the photonics markets. We cannot assure you that the market for these applications will continue to generate significant or consistent demand for our products. Demand for our products could be significantly diminished by disrupting technologies or products that replace them or render them obsolete. Furthermore, the new and enhanced products generally continue to be smaller in size and have lower ASPs, and therefore, we have to sell more units to maintain revenue levels. Accordingly, we must continue to invest in research and development in order to develop competitive products.

During fiscal years 2010, 2009 and 2008, our research and development expenses have been in the range of 12% to 14% of net sales. Our future success depends on our ability to anticipate our customers' needs and develop products that address those needs. Introduction of new products and product enhancements will require that we effectively transfer production processes from research and development to manufacturing and coordinate our efforts with those of our suppliers to achieve volume production rapidly. If we fail to transfer production processes effectively, develop product enhancements or introduce new products in sufficient quantities to meet the needs of our customers as scheduled, our net sales may be reduced and our business may be harmed.

We face risks associated with our foreign operations and sales that could harm our financial condition and results of operations.

For fiscal 2010, fiscal 2009 and fiscal 2008, 67%, 66% and 68%, respectively, of our net sales were derived from customers outside of the United States. We anticipate that foreign sales, particularly in Asia, will continue to account for a significant portion of our revenues in the foreseeable future. A global economic slowdown could have a negative effect on various foreign markets in which we operate. Such a slowdown may cause us to reduce our presence in certain countries, which may negatively affect the overall level of business in such countries. Our foreign sales are primarily through our direct sales force. Additionally, some foreign sales are made through foreign distributors and resellers. Our foreign operations and sales are subject to a number of risks, including:

- longer accounts receivable collection periods;
- the impact of recessions and other economic conditions in economies outside the United States;
- unexpected changes in regulatory requirements;
- certification requirements;
- environmental regulations;
- reduced protection for intellectual property rights in some countries;
- potentially adverse tax consequences;
- political and economic instability;
- import/export regulations, tariffs and trade barriers;
- cultural and management differences;
- preference for locally produced products; and
- impairment of our shipping and other logistics.

Our business could also be impacted by international conflicts, terrorist and military activity, civil unrest and pandemic illness which could cause a slowdown in customer orders or cause customer order cancellations.

We are also subject to the risks of fluctuating foreign currency exchange rates, which could materially adversely affect the sales price of our products in foreign markets, as well as the costs and expenses of our foreign subsidiaries. While we use forward exchange contracts and other risk management techniques to hedge our foreign currency exposure, we remain exposed to the economic risks of foreign currency fluctuations.

We may not be able to protect our proprietary technology which could adversely affect our competitive advantage.

Maintenance of intellectual property rights and the protection thereof is important to our business. We rely on a combination of patent, copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. We cannot assure you that our patent applications will be approved, that any patents that may be issued will protect our intellectual property or that any issued patents will not be challenged by third parties. Other parties may independently develop similar or competing technology or design around any patents that may be issued to us. We cannot be certain that the steps we have taken will prevent the misappropriation of our intellectual property, particularly in foreign countries where the laws may not protect our proprietary rights as fully as in the United States. Further, we may be required to enforce our intellectual property or other proprietary rights through litigation, which, regardless of success, could result in substantial costs and diversion of management's attention. Additionally, there may be existing patents of which we are unaware that could be pertinent to our business and it is not possible for us to know whether there are patent applications pending that our products might infringe upon since these applications are often not publicly available until a patent is issued or published.

We may, in the future, be subject to claims or litigation from third parties, for claims of infringement of their proprietary rights or to determine the scope and validity of our proprietary rights or the proprietary rights of competitors. These claims could result in costly litigation and the diversion of our technical and management personnel. Adverse resolution of litigation may harm our operating results or financial condition.

In recent years, there has been significant litigation in the United States involving patents and other intellectual property rights. This has also been seen in our industry as well, for example in the litigation brought by IMRA America, Inc. against IPG Photonics Corporation. From time to time, like many other technology companies, we have received communications from other parties asserting the existence of patent rights, copyrights, trademark rights or other intellectual property rights which such third parties believe may cover certain of our products, processes, technologies or information. In the future, we may be a party to litigation to protect our intellectual property or as a result of an alleged infringement of others' intellectual property whether through direct claims or by way of indemnification claims of our customers, as, in some cases, we contractually agree to indemnify our customers against third-party infringement claims relating to our products. These claims and any resulting lawsuit, if successful, could subject us to significant liability for damages or invalidation of our proprietary rights. These lawsuits, regardless of their success, would likely be time-consuming and expensive to resolve and would divert management time and attention. Any potential intellectual property litigation could also force us to do one or more of the following:

- stop manufacturing, selling or using our products that use the infringed intellectual property;
- obtain from the owner of the infringed intellectual property right a license to sell or use the relevant technology, although such license may not be available on reasonable terms, or at all; or
- redesign the products that use the technology.

If we are forced to take any of these actions or are otherwise a party to lawsuits of this nature, we may incur significant losses for which we do not have insurance and our business may be seriously harmed. We do not have insurance to cover potential claims of this type.

We are exposed to lawsuits in the normal course of business which could have a material adverse effect on our business, operating results, or financial condition.

We are exposed to lawsuits in the normal course of our business, including product liability claims, if personal injury, death or commercial losses occur from the use of our products. While we typically maintain customary levels of business insurance, including directors' and officers' policies, litigation can be expensive, lengthy, and disruptive to normal business operations, including the potential impact of indemnification obligations for individuals named in any such lawsuits. We may not, however, be able to secure insurance coverage on terms acceptable to us in the future. Moreover, the results of complex legal proceedings are difficult to predict. An unfavorable resolution of a particular lawsuit, including a recall or redesign of products if ultimately determined to be defective, could have a material adverse effect on our business, operating results, or financial condition.

We depend on skilled personnel to operate our business effectively in a rapidly changing market, and if we are unable to retain existing or hire additional personnel when needed, our ability to develop and sell our products could be harmed.

Our ability to continue to attract and retain highly skilled personnel will be a critical factor in determining whether we will be successful in the future. Recruiting and retaining highly skilled personnel in certain functions continues to be difficult. At certain locations where we operate, the cost of living is extremely high and it may be difficult to retain key employees and management at a reasonable cost. We may not be successful in attracting, assimilating or retaining qualified personnel to fulfill our current or future needs. Our failure to attract additional employees and retain our existing employees could adversely affect our growth and our business.

Our future success depends upon the continued services of our executive officers and other key engineering, sales, marketing, manufacturing and support personnel, any of whom may leave, which could harm our business and our results of operations.

The long sales cycles for our products may cause us to incur significant expenses without offsetting revenues.

Customers often view the purchase of our products as a significant and strategic decision. As a result, customers typically expend significant effort in evaluating, testing and qualifying our products before making a decision to purchase them, resulting in a lengthy initial sales cycle. While our customers are evaluating our products and before they place an order with us, we may incur substantial sales and marketing and research and development expenses to customize our products to the customer's needs. We may also expend significant management efforts, increase manufacturing capacity and order long lead-time components or materials prior to receiving an order. Even after this evaluation process, a potential customer may not purchase our products. As a result, these long sales cycles may cause us to incur significant expenses without ever receiving revenue to offset such expenses.

The markets in which we sell our products are intensely competitive and increased competition could cause reduced sales levels, reduced gross margins or the loss of market share.

Competition in the various photonics markets in which we provide products is very intense. We compete against a number of large public and private companies, including CVI Melles Griot, Cymer, Inc., GSI Group, Inc., IPG Photonics Corporation, JDS Uniphase Corporation, Newport Corporation, Rofin-Sinar Technologies, Inc., and Trumpf GmbH, as well as other smaller companies. Some of our competitors are large companies that have significant financial, technical, marketing and other resources. These competitors may be able to devote greater resources than we can to the development, promotion, sale and support of their products. Some of our competitors are much better positioned than we are to acquire other companies in order to gain new technologies or products that may displace our product lines. Any of these acquisitions could give our competitors a strategic advantage. Any business combinations or mergers among our competitors, forming larger competitors with greater resources, could result in increased competition, price reductions, reduced margins or loss of market share, any of which could materially and adversely affect our business, results of operations and financial condition.

Additional competitors may enter the markets in which we serve, both foreign and domestic, and we are likely to compete with new companies in the future. We may encounter potential customers that, due to existing relationships with our competitors, are committed to the products offered by these competitors. Further, our current or potential customers may determine to develop and produce products for their own use which are competitive to our products. As a result of the foregoing factors, we expect that competitive pressures may result in price reductions, reduced margins, loss of sales and loss of market share. In addition, in markets where there are a limited number of customers, competition is particularly intense.

Some of our laser systems are complex in design and may contain defects that are not detected until deployed by our customers, which could increase our costs and reduce our revenues.

Laser systems are inherently complex in design and require ongoing regular maintenance. The manufacture of our lasers, laser products and systems involves a highly complex and precise process. As a result of the technological complexity of our products, changes in our or our suppliers' manufacturing processes or the inadvertent use of defective materials by us or our suppliers could result in a material adverse effect on our ability to achieve acceptable manufacturing yields and product reliability. To the extent that we do not achieve and maintain our projected yields or product reliability, our business, operating results, financial condition and customer relationships would be adversely affected. We provide warranties on a majority of our product sales, and reserves for estimated warranty costs are recorded during the period of sale. The determination of such reserves requires us to make estimates of failure rates and expected costs to repair or replace the products under warranty. We typically establish warranty reserves based on historical warranty costs for each product line. If actual return rates and/or repair and replacement costs differ significantly from our estimates, adjustments to cost of sales may be required in future periods which could have an adverse effect on our results of operations.

Our customers may discover defects in our products after the products have been fully deployed and operated under the end user's peak stress conditions. In addition, some of our products are combined with products from other vendors, which may contain defects. As a result, should problems occur, it may be difficult to identify the source of the problem. If we are unable to identify and fix defects or other problems, we could experience, among other things:

- loss of customers;
- increased costs of product returns and warranty expenses;
- damage to our brand reputation;
- failure to attract new customers or achieve market acceptance;
- diversion of development and engineering resources; and
- legal actions by our customers and/or their end users.

The occurrence of any one or more of the foregoing factors could seriously harm our business, financial condition and results of operations.

If we fail to accurately forecast component and material requirements for our products, we could incur additional costs and incur significant delays in shipments, which could result in a loss of customers.

We use rolling forecasts based on anticipated product orders and material requirements planning systems to determine our product requirements. It is very important that we accurately predict both the demand for our products and the lead times required to obtain the necessary components and materials. We depend on our suppliers for most of our product components and materials. Lead times for components and materials that we order vary significantly and depend on factors including the specific supplier requirements, the size of the order, contract terms and current market demand for components. For substantial increases in our sales levels of certain products, some of our suppliers may need at least nine months lead-time. If we overestimate our component and material requirements, we may have excess inventory, which would increase our costs. If we underestimate our component and material requirements, we may have inadequate inventory, which could interrupt and delay delivery of our products to our customers. Any of these occurrences would negatively impact our net sales, business or operating results.

Our increased reliance on contract manufacturing and other outsourcing may adversely impact our financial results and operations due to our decreased control over the performance and timing of certain aspects of our manufacturing.

Our manufacturing strategy includes partnering with contract manufacturers to outsource non-core subassemblies and less complex turnkey products, including some performed at international sites located in Asia and Eastern Europe. Additionally, we have outsourced the manufacture of certain of our optics components to a third party. Our ability to resume internal manufacturing operations for certain products and components in a timely manner may be eliminated. The cost, quality, performance and availability of contract manufacturing operations are and will be essential to the successful production and sale of many of our products. Our financial condition or results of operation could be adversely impacted if any contract manufacturer or other supplier is unable for any reason, including as a result of the impact of worldwide economic conditions, to meet our cost, quality, performance, and availability standards. We may not be able to provide contract manufacturers with product volumes that are high enough to achieve sufficient cost savings. If shipments fall below forecasted levels, we may incur increased costs or be required to take ownership of the inventory. Also, our ability to control the quality of products produced by contract manufacturers may be limited and quality issues may not be resolved in a timely manner, which could adversely impact our financial condition or results of operations.

If we fail to effectively manage our footprint consolidation effort, our business could be disrupted, which could harm our operating results.

We have previously announced our intent to reduce our global operating footprint. If we are not able to effectively and timely transition the activities from one site to another or effectively close these facilities (including the manufacture of any applicable increased safety stock) there could be an adverse impact on our results of operations.

If we fail to manage our growth or, alternatively, our spending during downturns, effectively, our business could be disrupted, which could harm our operating results.

Our ability to successfully offer our products and implement our business plan in evolving markets requires an effective planning and management process. In economic downturns, we must effectively manage our spending and operations to ensure our competitive position during the downturn, as well as our future opportunities when the economy improves, remain intact. The failure to effectively manage our spending and operations could disrupt our business and harm our operating results. The growth in sales, combined with the challenges of managing geographically dispersed operations, can place a significant strain on our management systems and resources, and our anticipated growth in future operations could continue to place such a strain. The failure to effectively manage our growth could disrupt our business and harm our operating results.

Historically, acquisitions have been an important element of our strategy. However, we may not find suitable acquisition candidates in the future and we may not be able to successfully integrate and manage acquired businesses. Any acquisitions we make could disrupt our business and harm our financial condition.

We have in the past made strategic acquisitions of other corporations and entities, as well as asset purchases, and we continue to evaluate potential strategic acquisitions of complementary companies, products and technologies. In the event of any future acquisitions, we could:

- issue stock that would dilute our current stockholders' percentage ownership;

- pay cash that would decrease our working capital;
- incur debt;
- assume liabilities; or
- incur expenses related to impairment of goodwill and amortization.

Acquisitions also involve numerous risks, including:

- problems combining the acquired operations, systems, technologies or products;
- an inability to realize expected operating efficiencies or product integration benefits;
- difficulties in coordinating and integrating geographically separated personnel, organizations, systems and facilities;
- difficulties integrating business cultures;
- unanticipated costs or liabilities, including the costs associated with improving the internal controls of the acquired company;
- diversion of management's attention from our core businesses;
- adverse effects on existing business relationships with suppliers and customers;
- potential loss of key employees, particularly those of the purchased organizations;
- incurring unforeseen obligations or liabilities in connection with acquisitions; and
- the failure to complete acquisitions even after signing definitive agreements which, among other things, would result in the expensing of potentially significant professional fees and other charges in the period in which the acquisition or negotiations are terminated.

We cannot assure you that we will be able to successfully integrate any businesses, products, technologies or personnel that we might acquire in the future or achieve the anticipated benefits of such transactions, which may harm our business.

We use standard laboratory and manufacturing materials that could be considered hazardous and we could be liable for any damage or liability resulting from accidental environmental contamination or injury.

Although most of our products do not incorporate hazardous or toxic materials and chemicals, some of the gases used in our excimer lasers and some of the liquid dyes used in some of our scientific laser products are highly toxic. In addition, our operations involve the use of standard laboratory and manufacturing materials that could be considered hazardous. Also, if a facility fire were to occur at our Tampere, Finland or our Sunnyvale, California sites and were to spread to a reactor used to grow semiconductor wafers, it could release highly toxic emissions. We believe that our safety procedures for handling and disposing of such materials comply with all federal, state and offshore regulations and standards. However, the risk of accidental environmental contamination or injury from such materials cannot be entirely eliminated. In the event of such an accident involving such materials, we could be liable for damages and such liability could exceed the amount of our liability insurance coverage and the resources of our business which could have an adverse effect on our financial results or our business as a whole.

Compliance or the failure to comply with current and future environmental regulations could cause us significant expense.

We are subject to a variety of federal, state, local and foreign environmental regulations relating to the use, storage, discharge and disposal of hazardous chemicals used during our manufacturing process or requiring design changes or recycling of products we manufacture. If we fail to comply with any present and future regulations, we could be subject to future liabilities, the suspension of production or a prohibition on the sale of products we manufacture. In addition, such regulations could restrict our ability to expand our facilities or could require us to acquire costly equipment, or to incur other significant expenses to comply with environmental regulations, including expenses associated with the recall of any non-compliant product and the management of historical waste.

From time to time new regulations are enacted, and it is difficult to anticipate how such regulations will be implemented and enforced. We continue to evaluate the necessary steps for compliance with regulations as they are enacted. These regulations include, for example, the Registration, Evaluation, Authorization and Restriction of Chemical substances ("REACH"), the Restriction on the Use of Certain Hazardous Substances in Electrical and Electronic Equipment Directive ("RoHS") and the Waste Electrical and Electronic Equipment Directive ("WEEE") enacted in the European Union which regulate the use of certain hazardous substances in, and require the collection, reuse and recycling of waste from, certain products we manufacture. This and similar legislation that has been or is in the process of being enacted in Japan, China, Korea and various states of the United States may require us to re-design our products to ensure compliance with the applicable standards, for example by requiring the use of different types of materials. These redesigns or alternative materials may detrimentally impact the performance of our products, add greater testing lead-times for product introductions or have other similar effects. We believe we comply with all such legislation where our products are sold and we will continue to monitor these laws and the regulations being adopted under them to determine our responsibilities. In addition, we are monitoring legislation relating to the reduction of carbon emissions from industrial operations to determine whether we may be required to incur any additional material costs or expenses associated with our operations. We are not currently aware of any such material costs or expenses. Our failure to comply with any of the foregoing regulatory requirements or contractual obligations could result in our being directly or indirectly liable for costs, fines or penalties and third-party claims, and could jeopardize our ability to conduct business in the United States and foreign countries.

If our operations, logistics or facilities or those of our suppliers and contract manufacturers were to experience catastrophic loss, our operations would be seriously harmed.

Our operations, logistics and facilities and those of our suppliers and contract manufacturers could be subject to a catastrophic loss from fire, flood, earthquake, volcanic eruption, work stoppages, acts of war, pandemic illnesses, energy shortages, theft of assets, other natural disasters or terrorist activity. A substantial portion of our research and development activities, manufacturing, our corporate headquarters and other critical business operations are located near major earthquake faults in Santa Clara, California, an area with a history of seismic events. Any such loss or detrimental impact to any of our operations, logistics or facilities could disrupt our operations, delay production, shipments and revenue and result in large expenses to repair or replace the facility. While we have obtained insurance to cover most potential losses, after reviewing the costs and limitations associated with earthquake insurance, we have decided not to procure such insurance. We believe that this decision is consistent with decisions reached by numerous other companies located nearby. We cannot assure you that our existing insurance coverage will be adequate against all other possible losses.

Provisions of our charter documents and Delaware law, and our Change-of-Control Severance Plan may have anti-takeover effects that could prevent or delay a change in control.

Provisions of our certificate of incorporation and bylaws may discourage, delay or prevent a merger or acquisition or make removal of incumbent directors or officers more difficult. These provisions may discourage takeover attempts and bids for our common stock at a premium over the market price. These provisions include:

- the ability of our Board of Directors to alter our bylaws without stockholder approval;
- limiting the ability of stockholders to call special meetings; and
- establishing advance notice requirements for nominations for election to our Board of Directors or for proposing matters that can be acted on by stockholders at stockholder meetings.

We are subject to Section 203 of the Delaware General Corporation Law, which prohibits a publicly-held Delaware corporation from engaging in a merger, asset or stock sale or other transaction with an interested stockholder for a period of three years following the date such person became an interested stockholder, unless prior approval of our board of directors is obtained or as otherwise provided. These provisions of Delaware law also may discourage, delay or prevent someone from acquiring or merging with us without obtaining the prior approval of our board of directors, which may cause the market price of our common stock to decline. In addition, we have adopted a change of control severance plan, which provides for the payment of a cash severance benefit to each eligible employee based on the employee's position. If a change of control occurs, our successor or acquirer will be required to assume and agree to perform all of our obligations under the change of control severance plan which may discourage potential acquirors or result in a lower stock price.

Changes in tax rates, tax liabilities or tax accounting rules could affect future results.

As a global company, we are subject to taxation in the United States and various other countries and jurisdictions. Significant judgment is required to determine worldwide tax liabilities. Our future tax rates could be affected by changes in the composition of earnings in countries or states with differing tax rates, changes in the valuation of our deferred tax assets and liabilities, or changes in the tax laws. In addition, we are subject to regular examination of our income tax returns and other tax-related filings by the Internal Revenue Service ("IRS") and other tax authorities. From time to time the United States, foreign and state governments make substantive changes to tax rules and the application of rules to companies, including the recent announcement from the United States government potentially impacting our ability to defer taxes on international earnings. We regularly assess the likelihood of favorable or unfavorable outcomes resulting from these examinations to determine the adequacy of our provision for income taxes. Although we believe our tax estimates are reasonable, there can be no assurance that any final determination will not be materially different than the treatment reflected in our historical income tax provisions and other tax-related accruals, which could materially and adversely affect our operating results and financial condition.

Compliance with changing regulation of corporate governance and public disclosure may create uncertainty regarding compliance matters.

Federal securities laws, rules and regulations, as well as the rules and regulations of self-regulatory organizations such as NASDAQ and the NYSE, require companies to maintain extensive corporate governance measures, impose comprehensive reporting and disclosure requirements, set strict independence and financial expertise standards for audit and other committee members and impose civil and criminal penalties for companies and their chief executive officers, chief financial officers and directors for securities law violations. These laws, rules and regulations have increased and will continue to increase the scope, complexity and cost of our corporate governance, reporting and disclosure practices, which could harm our results of operations and divert management's attention from business operations. Changing laws, regulations and standards relating to corporate governance and public disclosure may create uncertainty regarding compliance matters. New or changed laws, regulations and standards are subject to varying interpretations in many cases. As a result, their application in practice may evolve over time. We are committed to maintaining high standards of ethics, corporate governance and public disclosure. Complying with evolving interpretations of new or changed legal requirements may cause us to incur higher costs as we revise current practices, policies and procedures, and may divert management time and attention from revenue generating to compliance activities. If our efforts to comply with new or changed laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to practice, our reputation may also be harmed.

Governmental regulations, including duties, affecting the import or export of products could negatively affect our revenues.

The United States and many foreign governments impose tariffs and duties on the import and export of products, including some of those which we sell. In particular, given our worldwide operations, we pay duties on certain products when they are imported into the United States for repair work as well as on certain of our products which are manufactured by our foreign subsidiaries. These products can be subject to a duty on the product value. Additionally, the United States and various foreign governments have imposed tariffs, controls, export license requirements and restrictions on the import or export of some technologies, especially encryption technology. From time to time, government agencies have proposed additional regulation of encryption technology, such as requiring the escrow and governmental recovery of private encryption keys. Governmental regulation of encryption technology and regulation of imports or exports, or our failure to obtain required import or export approval for our products, could harm our international and domestic sales and adversely affect our revenues. From time to time our duty calculations and payments are audited by government agencies. For example, after our fiscal 2010 year-end, we received notice that the United States Customs and Border Protection Agency will be performing an audit on the classification and valuation of certain of our imported goods for purposes of duty calculation. We believe that we have complied with the applicable classification and valuation requirements. In the event any government agency disagrees with our determination of product values or classifications, we could be required to pay additional duties on such products, which could have an adverse effect on our operating results.

In addition, compliance with the directives of the Directorate of Defense Trade Controls ("DDTC") may result in substantial expenses and diversion of management. Any failure to adequately address the directives of DDTC could result in civil fines or suspension or loss of our export privileges, any of which could have a material adverse effect on our business or financial position, results of operations, or cash flows.

We may experience difficulties with our enterprise resource planning ("ERP") system and other IT systems. System failure or malfunctioning may result in disruption of operations and the inability to process transactions, and this could adversely affect our ability to timely or accurately provide our financial results.

System failure or malfunctioning could disrupt our ability to timely and accurately process and report key components of our results of operations, financial position and cash flows. Any disruptions or difficulties that may occur in connection with our ERP system or other systems could also adversely affect our ability to complete important business processes such as the evaluation of our internal controls and attestation activities pursuant to Section 404 of the Sarbanes-Oxley Act of 2002. If we encounter unforeseen problems with regard to our ERP system or other systems, our business and resulting financial reporting could be adversely affected.

If our security measures are breached and unauthorized access is obtained to a customer's data or our data, our service may be perceived as not being secure, customers may curtail or stop using our service and we may incur significant legal and financial exposure and liabilities.

Our operations include the storage of customers' proprietary information, and security breaches could expose us to a risk of loss of this information, litigation and possible liability. If our security measures are breached as a result of third-party action, employee error, malfeasance or otherwise, and, as a result, someone obtains unauthorized access to our data or our customers' data, our reputation could be damaged, our business may suffer and we could incur significant liability. Additionally, third parties may attempt to fraudulently induce employees or customers into disclosing sensitive information such as user names, passwords or other information in order to gain access to our data or our customers' data, which could result in significant legal and financial exposure and a loss of confidence in the security of our service that would harm our future business prospects. Because the techniques used to obtain unauthorized access, or to sabotage systems, change frequently and generally are not recognized until launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. If an actual or perceived breach of our security occurs, the market perception of the effectiveness of our security measures could be harmed and we could lose sales and customers.

We employ technology licensed from third parties for use in or with our solutions, and the loss or inability to maintain these licenses or errors in the software we license could result in increased costs, or reduced service levels, which would adversely affect our business.

Our hosted solutions incorporate certain technology obtained under licenses from other companies, such as Oracle and Salesforce.com. We anticipate that we will continue to license technology and development tools from third parties in the future. Although we believe that there are commercially reasonable software alternatives to the third-party software we currently license, this may not always be the case, or we may license third-party software that is more difficult or costly to replace than the third party software we currently license. In addition, integration of our products with new third-party software may require significant work and require substantial allocation of our time and resources. Also, to the extent that our products depend upon the successful operation of third-party products in conjunction with our products, any undetected errors in these third-party products could prevent the implementation or impair the functionality of our products, delay new product introductions and injure our reputation. Our use of additional or alternative third-party software would require us to enter into license agreements with third parties, which could result in higher costs.

Our market is unpredictable and characterized by rapid technological changes and evolving standards demanding a significant investment in research and development, and, if we fail to address changing market conditions, our business and operating results will be harmed.

The photonics industry is characterized by extensive research and development, rapid technological change, frequent new product introductions, changes in customer requirements and evolving industry standards. Because this industry is subject to rapid change, it is difficult to predict its potential size or future growth rate. Our success in generating revenues in this industry will depend on, among other things:

- maintaining and enhancing our relationships with our customers;
- the education of potential end-user customers about the benefits of lasers and laser systems; and
- our ability to accurately predict and develop our products to meet industry standards.

For our fiscal years 2010, 2009 and 2008, our research and development costs were $72.4 million (12.0% of net sales), $61.4 million (14.1% of net sales) and $74.3 million (12.4% of net sales), respectively. We cannot assure you that our expenditures for research and development will result in the introduction of new products or, if such products are introduced, that those products will achieve sufficient market acceptance or to generate sales to offset the costs of development. Our failure to address rapid technological changes in our markets could adversely affect our business and results of operations.

We participate in the microelectronics market, which requires significant research and development expenses to develop and maintain products and a failure to achieve market acceptance for our products could have a significant negative impact on our business and results of operations.

The microelectronics market is characterized by rapid technological change, frequent product introductions, the volatility of product supply and demand (particularly in the semiconductor industry), changing customer requirements and evolving industry standards. The nature of this market requires significant research and development expenses to participate, with substantial resources invested in advance of material sales of our products to our customers in this market. In the event either our customers' or our products fail to gain market acceptance, or the microelectronics market fails to grow, it would likely have a significant negative effect on our business and results of operations.

Continued volatility in the semiconductor manufacturing industry could adversely affect our business, financial condition and results of operations.

A portion of our net sales in the microelectronics market depend on the demand for our products by semiconductor equipment companies. The semiconductor market has historically been characterized by sudden and severe cyclical variations in product supply and demand, which have often severely affected the demand for semiconductor manufacturing equipment, including laser-based tools and systems. The timing, severity and duration of these market cycles are difficult to predict, and we may not be able to respond effectively to these cycles. The continuing uncertainty in this market severely limits our ability to predict our business prospects or financial results in this market.

During industry downturns, our revenues from this market may decline suddenly and significantly. Our ability to rapidly and effectively reduce our cost structure in response to such downturns is limited by the fixed nature of many of our expenses in the near term and by our need to continue our investment in next-generation product technology and to support and service our products. In addition, due to the relatively long manufacturing lead times for some of the systems and subsystems we sell to this market, we may incur expenditures or purchase raw materials or components for products we cannot sell. Accordingly, downturns in the semiconductor capital equipment market may materially harm our operating results. Conversely, when upturns in this market occur, we must be able to rapidly and effectively increase our manufacturing capacity to meet increases in customer demand that may be extremely rapid, and if we fail to do so we may lose business to our competitors and our relationships with our customers may be harmed.

Failure to maintain effective internal controls may cause a loss of investor confidence in the reliability of our financial statements or to cause us to delay filing our periodic reports with the SEC and adversely affect our stock price.

The SEC, as directed by Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring public companies to include a report of management on internal control over financial reporting in their annual reports on Form 10-K that contain an assessment by management of the effectiveness of the Company's internal control over financial reporting. In addition, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Although we test our internal control over financial reporting in order to ensure compliance with the Section 404 requirements, our failure to maintain adequate internal controls over financial reporting could result in an adverse reaction in the financial marketplace due to a loss of investor confidence in the reliability of our financial statements or a delay in our ability to timely file our periodic reports with the SEC, which ultimately could negatively impact our stock price.

ITEM 1B. UNRESOLVED STAFF COMMENTS

Not Applicable.

ITEM 2. PROPERTIES

Our corporate headquarters is located in Santa Clara, California. At fiscal 2010 year-end, our primary locations were as follows (all square footage is approximate) (unless otherwise indicated, each property is utilized jointly by our two segments):

	Description	Use	Term
Santa Clara, CA	8.5 acres of land, 200,000 square foot building	Corporate headquarters, manufacturing, R&D	Owned
Santa Clara, CA(3)	90,120 square foot building	Office, manufacturing	Leased through July 2020
Sunnyvale, CA (1)(3)	24,000 square foot building	Office, manufacturing, R&D	Leased through December 2018
Bloomfield, CT(1)	62,705 square foot building	Office, manufacturing, R&D	Lease through December 2012
East Hanover, NJ(2)	30,000 square foot building	Office, manufacturing, R&D	Leased through October 2011
Wilsonville, OR(1)	41,250 square foot building	Office, manufacturing, R&D	Leased through December 2018
Salem, NH(1)(3)	44,153 square foot building	Office, manufacturing, R&D	Leased through October 2019
Montreal, Canada(1)(3)	50,973 square foot building	Office, manufacturing,	Leased through March 2011
Tampere, Finland(1)(3)(4)	5 acres of land, 40,970 square foot building	Office, manufacturing, R&D	Leased through January 2011
Dieburg, Germany	31,306 square foot building	Office	Leased through December 2012
Göttingen, Germany(2)	7.6 acres of land, several buildings totaling 119,500 square feet	Office, manufacturing, R&D	Owned
Lübeck, Germany(2)	47,638 square foot building	Office, manufacturing, R&D	Leased through December 2012
Lübeck, Germany(2)	22,583 square foot building	Office, manufacturing, R&D	Leased through December 2012 with option to purchase building
Tokyo, Japan	17,602 square foot building	Office	Leased through June 2012
Glasgow, Scotland(2)	2 acres of land, 30,000 square foot building	Office, manufacturing, R&D	Owned

(1) This facility is utilized primarily by our CLC operating segment.

(2) This facility is utilized primarily by our SLS operating segment.

(3) Portions of this property are not fully utilized.

(4) Subsequent to year end, we extended the lease through April 2011.

We maintain other sales and service offices under varying leases expiring from 2011 through 2019 in the United States, Japan, Korea, China, Germany, France, Italy, the United Kingdom and the Netherlands.

We consider our facilities to be both suitable and adequate to provide for current and near term requirements.

ITEM 3. LEGAL PROCEEDINGS

We are subject to legal claims and litigation arising in the ordinary course of business, such as product liability, employment or intellectual property claims, including, but not limited to, the matters described below. The outcome of any such matters is currently not determinable. Although we do not expect that such legal claims and litigation will ultimately have a material adverse effect on our consolidated financial position or results of operations, an adverse result in one or more matters could negatively affect our results in the period in which they occur.

Derivative Lawsuits

Between February 15, 2007 and March 2, 2007, three purported shareholder derivative lawsuits were filed in the United States District Court for the Northern District of California against certain of the Company's current and former officers and directors. The Company is named as a nominal defendant. The complaints generally allege that the defendants breached their fiduciary duties and violated the securities laws in connection with the granting of stock options, the accounting treatment for such grants, the issuance of allegedly misleading public statements and stock sales by certain of the individual defendants. On May 30, 2007, these lawsuits were consolidated under the caption In re Coherent, Inc. Shareholder Derivative Litigation, Lead Case No. C-07-0955-JF (N.D. Cal.). On June 25, 2007, plaintiffs filed an amended consolidated complaint. The consolidated complaint asserts causes of action for alleged violations of federal securities laws, violations of California securities laws, breaches of fiduciary duty and/or aiding and abetting breaches of fiduciary duty, abuse of control, gross mismanagement, constructive fraud, corporate waste, unjust enrichment, insider selling and misappropriation of information. The consolidated complaint seeks, among other relief, disgorgement and damages in an unspecified amount, an accounting, rescission of allegedly improper stock option grants, punitive damages and attorneys' fees and costs.

The Company's Board of Directors appointed a Special Litigation Committee ("SLC") comprised of independent director Sandeep Vij to investigate and evaluate the claims asserted in the derivative litigation and to determine what action(s) should be taken with respect to the derivative litigation. On September 8, 2009, Coherent, Inc., by and through the SLC, plaintiffs, and certain of Coherent's former and current officers and directors filed with the court a Stipulation of Settlement reflecting the terms of a settlement that would resolve all claims alleged in the consolidated complaint. The terms of the settlement include a financial benefit to Coherent of over $6 million, which is comprised of a cash payment of $5.25 million to the Company and the waiver by certain former officers and directors of potential claims relating to expired stock options valued at $762,305. The settlement terms also include the implementation and/or agreement to maintain certain corporate governance changes, and a payment by the Company to plaintiffs' counsel of $3 million in attorneys' fees and expenses.

On September 14, 2009, the United States District Court for the Northern District of California issued an order granting preliminary approval of the settlement. On November 20, 2009, the court held a hearing for final approval of the settlement, and on November 24, 2009, the court entered an Order and Final Judgment, which approved the settlement and dismissed the action with prejudice. Coherent received the cash payment of $2.25 million on December 11, 2009.

Income Tax Audits

The Internal Revenue Service ("IRS") has reviewed and accepted the examination report for the audits of our 2003 and 2004 U.S. federal income tax returns and this matter is now closed. We had previously agreed to various adjustments proposed by the IRS in its Notices of Proposed Adjustments ("NOPAs") to these returns and there were no additional adjustments prior to the IRS concluding the audits and accepting the examination report. The IRS has indicated that it may consider an audit of our 2005 and 2006 tax returns. The IRS is also auditing the research and development credits generated in the years 1999 through 2001 and carried forward to future tax years. We received a NOPA from the IRS in October 2008 to decrease the amount of research and development credits generated in years 2000 and 2001. We responded to this NOPA and we are disputing the adjustment with the IRS through the appeals process available to us and we have an opening conference scheduled in December 2010. We believe that we have provided adequate reserves for any adjustments related to these credits that may be determined under the IRS appeals process and therefore we do not anticipate any material impact to our financial statements.

In the third quarter of fiscal 2010, the German tax authorities had concluded the audit of our subsidiary in Göttingen for the tax years 1999 through 2001. As a result of the audit settlement, there was a release of income tax reserves under ASC 740, "Income Taxes," (formerly FIN 48) net of the tax audit assessment and the amount was not material. After fiscal 2010 year-end, the German tax authorities also concluded and issued an assessment for the audit of this subsidiary for the tax years 2002 through 2005. Since the written tax audit assessment was received after fiscal 2010 year-end, there was no adjustment to the ASC 740 net tax reserves in fiscal 2010. The reserve will be released in fiscal year 2011 and the impact of the net tax expense will not be material.

ITEM 4. (REMOVED AND RESERVED)

PART II

ITEM 5. MARKET FOR THE REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock is quoted on the NASDAQ Global Market under the symbol "COHR." The following table sets forth the high and low sales prices for each quarterly period during the past two fiscal years as reported on the Nasdaq Global Select Market or its predecessor, the Nasdaq National Market.

	Fiscal			
	2010		2009	
	High	Low	High	Low
First quarter	$30.20	$23.33	$35.55	$20.66
Second quarter	$33.02	$26.35	$22.30	$14.51
Third quarter	$38.24	$31.92	$21.22	$16.83
Fourth quarter	$40.20	$32.83	$25.51	$18.89

The number of stockholders of record as of December 1, 2010 was 1,190. No cash dividends have been declared or paid since Coherent was founded and we have no present intention to declare or pay cash dividends.

On April 29, 2010, we announced that the Board of Directors had authorized the repurchase of up to $50 million of our common stock. During the year ended October 2, 2010, we repurchased and retired 1,195,919 shares of outstanding common stock at an average price of $36.21 per share for a total of $43.3 million, excluding expenses. Such repurchases were accounted for as a reduction in additional paid in capital. At October 2, 2010, $6.7 million remains authorized for repurchase under our current stock repurchase program. The timing and size of any purchases will be subject to market conditions. The program is authorized for 12 months.

In February 2008, the Board of Directors authorized the Company to repurchase up to $225 million of its common stock through a modified "Dutch Auction" tender offer and an additional $25 million of its common stock, following the completion or termination of the tender offer, under its stock repurchase program, terminating no later than February 11, 2009. On March 17, 2008, we completed our tender offer, repurchased and retired 7,972,313 shares of outstanding common stock for a total of $228.2 million. The repurchases were accounted for as a reduction in additional paid in capital.

COMPANY STOCK PRICE PERFORMANCE

The following graph shows a five-year comparison of cumulative total stockholder return, calculated on a dividend reinvestment basis and based on a $100 investment, from October 1, 2005 through October 2, 2010 comparing the return on our common stock with the Russell 2000 Index, the Standard and Poors Technology Index and the Nasdaq Composite Index. No dividends have been declared or paid on our common stock during such period. The stock price performance shown on the following graph is not necessarily indicative of future price performance.

COMPARISON OF FIVE-YEAR CUMULATIVE TOTAL RETURN AMONG COHERENT, INC., THE RUSSELL 2000 INDEX, THE S&P TECHNOLOGY INDEX AND THE NASDAQ COMPOSITE INDEX.

Comparison of Cumulative Five Year Total Return



$160
$140
$120
$100
$80
$60
$40
10/1/05
9/30/06
9/29/07
9/27/08
10/3/09
10/2/10
Coherent, Inc.
Russell 2000 Index
S&P Technology Index
Nasdaq Composite Index

Company Name / Index	Base Period	INDEXED RETURNS				
		Years Ending				
	10/1/05	9/30/06	9/29/07	9/27/08	10/3/09	10/2/10
Coherent, Inc.	100	118.37	109.56	119.50	78.45	137.30
Russell 2000 Index	100	109.92	123.49	109.51	91.72	108.78
S&P Technology Index	100	103.26	127.35	97.58	98.06	111.96
NASDAQ Composite Index	100	106.39	127.37	96.70	100.00	112.86

The information contained above under the caption "Company Stock Price Performance" shall not be deemed to be "soliciting material" or to be "filed" with the SEC, nor will such information be incorporated by reference into any future SEC filing except to the extent that we specifically incorporate it by reference into such filing.

ITEM 6. SELECTED FINANCIAL DATA

The information set forth below is not necessarily indicative of results of future operations and should be read in conjunction with Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and Notes to Consolidated Financial Statements.

We derived the selected consolidated financial data as of fiscal 2010 and 2009 year-end and for fiscal 2010, 2009 and 2008 from our audited consolidated financial statements, and accompanying notes, contained in this annual report. The consolidated statements of operations data for fiscal 2007 and 2006 and the consolidated balance sheet data as of fiscal 2008, 2007 and 2006 year-end are derived from our consolidated financial statements which are not included in this report.

Consolidated financial data	Fiscal 2010(1)	Fiscal 2009(2)	Fiscal 2008(3)	Fiscal 2007(4)	Fiscal 2006(5)
	(in thousands, except per share data)				
Net sales	$605,067	$435,882	$599,262	$601,153	$584,652
Gross profit	$260,811	$161,110	$251,906	$250,008	$256,113
Net income(loss)	$36,916	$(35,319)	$23,403	$15,951	$45,394
Net income (loss) per share(6):					
Basic	$1.49	$(1.45)	$0.85	$0.51	$1.47
Diluted	$1.47	$(1.45)	$0.83	$0.50	$1.44
Shares used in computation(6):					
Basic	24,718	24,281	27,505	31,398	30,973
Diluted	25,091	24,281	28,054	32,024	31,567
Total assets	$803,104	$753,604	$806,383	$947,600	$1,082,524
Long-term obligations	$33	$6	$15	$21	$201,023
Other long-term liabilities	$79,688	$91,685	$94,606	$47,848	$37,419
Stockholders' equity	$591,463	$575,571	$598,435	$770,986	$717,504

(1) Includes restructuring expenses of $5.8 million after tax primarily related to the closure of our Finland site and the consolidation of our Montreal, Canada site into our Portland, Oregon site and a net benefit after tax of $1.4 million related to a receipt from the settlement of litigation resulting from our internal stock option investigation.

(2) Includes $19.3 million in after-tax expense related to the impairment of goodwill, restructuring expenses of $11.5 million after tax primarily related to the consolidation of our Munich site into our Gottingen and Lubeck, Germany sites and our Finland site, the exit of our Auburn, California facility, the exit of our St. Louis, Missouri facility and headcount reductions due to the evolving global economic conditions, $0.8 million in after-tax costs related to our stock option investigation and litigation and a tax charge of $3.8 million composed of the impact of a recently enacted change in state tax law and a valuation allowance in one of our European subsidiaries.

(3) Includes $5.5 million in after-tax costs related to our stock option investigation and litigation, restructuring expenses of $3.9 million after-tax related to the exit of our Auburn, California facility, the consolidation of our German DPSS manufacturing into one location in Germany and headcount reductions due to the evolving global economic situation, and a tax charge of $1.4 million in connection with a dividend from one of our European subsidiaries.

(4) Includes a $12.6 million loss on our sale of our Auburn campus in Auburn, California, $7.0 million in after-tax costs related to our stock option investigation and litigation, a $2.6 million after-tax charge to write off unamortized capitalized deferred issuance costs associated with our repayment of our convertible subordinated notes, a charge of $2.2 million for in-process research and development ("IPR&D") related to our purchase of Nuvonyx, $0.2 million after-tax costs related to the termination of the Excel merger agreement, a $3.6 million capital gain on the sale of our Condensa building in Santa Clara, California, and a $0.7 million after-tax gain from the sale of substantially all of the net assets of our Coherent Imaging Optics Limited (COIL) subsidiary to CVI Laser.

(5) Includes a $11.7 million tax benefit primarily resulting from the consolidation of two wholly owned Japanese entities in which the income of one of the Japanese subsidiaries and a portion of the income of its German parent that were previously treated as permanently reinvested were deemed distributed to the U.S. and the income and the associated tax credits were reported for U.S. tax purposes, a $3.5 million after-tax charge for acquisition related costs from the terminated merger agreement with Excel, an additional $1.5 million after tax in purchase price and related legal and other fees associated with the acquisition of the remaining interest of our Lambda Physik subsidiary, $0.6 million after-tax Excel pre-merger integration related costs, a facility closure charge of $0.4 million after tax and an after tax IPR&D charge of $0.4 million associated with the purchase of the assets of Iolon in the first quarter of fiscal 2006.

(6) See Note 2, "Significant Accounting Policies" in our Notes to Consolidated Financial Statements for an explanation of the determination of the number of shares used in computing net income (loss) per share.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our Consolidated Financial Statements and related notes included in Item 8, "Financial Statements and Supplementary Data" in this annual report. This discussion contains forward- looking statements, which involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward looking statements as a result of certain factors, including but not limited to those discussed in "Risk Factors" and elsewhere in this annual report. Please see the discussion of forward looking statements at the beginning of this annual report under "Special Note Regarding Forward Looking Statements."

KEY PERFORMANCE INDICATORS

The following is a summary of some of the quantitative performance indicators (as defined below) used to assess our results of operations and financial condition:

	Fiscal		
	2010	2009	2008
	(Dollars in thousands)		
Bookings	$695,954	$419,239	$594,049
Book-to-bill ratio	1.15	0.96	0.99
Net Sales—Commercial Lasers and Components	$208,691	$125,619	$198,748
Net Sales—Specialty Lasers and Systems	$396,276	$310,163	$400,414
Gross Profit as a Percentage of Net Sales—Commercial Lasers and Components	36.2%	26.4%	39.8%
Gross Profit as a Percentage of Net Sales—Specialty Lasers and Systems	47.0%	41.4%	43.7%
Research and Development Expenses as a Percentage of Net Sales	12.0%	14.1%	12.4%
Income (Loss) Before Income Taxes	$57,979	$(35,855)	$37,287
Net Cash Provided by Operating Activities	$78,813	$39,049	$68,362
Days Sales Outstanding in Receivables	65.6	61.3	58.0
Fourth Quarter Inventory Turns	3.9	2.9	2.9
Capital Spending as a Percentage of Net Sales	2.5%	5.0%	3.8%

Definitions and analysis of these performance indicators are as follows:

Bookings and Book-to-Bill Ratio

Bookings represent orders expected to be shipped within 12 months and services to be provided pursuant to service contracts. While we generally have not experienced a significant rate of cancellation, bookings are generally cancelable by our customers without substantial penalty and, therefore, we cannot assure all bookings will be converted to net sales.

The book-to-bill ratio is calculated as annual bookings divided by annual net sales. This is an indication of the strength of our business, with a ratio greater than 1.0 indicating that demand is for our products is greater than what we supply in the year.

Fiscal 2010 bookings reached a new record. Bookings increased 66.0% from fiscal 2009, with increases in all four markets led by a significant increase in the microelectronics market. Bookings increases by market compared to fiscal 2009 were microelectronics (140%), materials processing (69%), OEM components and instrumentation (51%) and scientific (10%).

Fiscal 2009 bookings were weak, decreasing 29.4% from fiscal 2008, particularly in the microelectronics and OEM components and instrumentation markets that were most impacted by the decline in consumer confidence and spending. As a result of the macroeconomic conditions in fiscal 2009, three of our markets experienced significant declines in bookings for the full fiscal year when compared to fiscal 2008: microelectronics (43%), materials processing (38%) and OEM components and instrumentation (35%). Scientific bookings increased 6% from fiscal 2008 to fiscal 2009.

Microelectronics

Record-setting bookings in fiscal 2010 increased 140% from fiscal 2009 and the book-to-bill ratio for the year was 1.26.

Of the markets that we participate in, none gets more attention from analysts and investors than semiconductor capital equipment even though it represents only a modest portion of our overall business. Our business in fiscal 2011 should be resilient due to prior design wins with a number of key customers that have signaled stable capital equipment spending for advanced node logic and memory applications. We are investing in new technologies that will support higher resolution, better throughput and enhanced yields.

There are several trends that will define the advanced packaging market for fiscal 2011, including the continued proliferation of mobile and tablet devices, accelerated migration towards laser-based direct imaging and via drilling systems and continued penetration of light-emitting diode (LED) devices for high-end displays. The growth outlook for mobile handsets and a projected increase in the number of tablets in 2011 bode well for our business in this market. One area that should benefit are lasers used in circuit board manufacturing, either for patterning through laser direct imaging or via drilling for high density interconnects. In 2010, we saw significant growth in lasers used for LED manufacturing. And while fab buildouts are continuing, the current glut in older generation LCD panel inventories has caused the market to pause. We anticipate that price incentives going into calendar year-end will clear the inventory and growth will return in the first half of calendar 2011.

We took advantage of flat panel display manufacturing opportunities in the fourth quarter of fiscal 2010 with a multi-unit order for LCD annealing systems for mobile and tablet displays and significant orders for lasers used in light guide plate manufacturing for LED-based displays. We have recently received a multi-unit order for OLED manufacturing totaling approximately $37 million. The order was largely for Vyper™ lasers, our most advanced excimer light source, and line beam optics. All systems covered by this order are scheduled to ship within fiscal 2011.

Growing pains persist in the solar market as most crystalline silicon manufacturers run at high capacity, but face dropping module prices. Interest remains high in techniques that improve efficiency and decrease cost. We are working with multiple customers on doping applications with many of them describing their work at the recent solar show in Valencia, Spain.

OEM Components and Instrumentation

Bookings in fiscal 2010 increased 51% from fiscal 2009 and the book- to-bill ratio for the year was 1.09. Orders of $165.3 million in the fourth quarter of fiscal 2010 set a new quarterly record.

We received a number of large and/or annual orders in the fourth quarter of fiscal 2010, which we interpret as confidence in the midterm business outlook. While all geographies contributed, our OEM customers have highlighted the rising importance of Asian customers to their business. This is consistent with developing economies and growing discretionary income that can be applied to aesthetic or vision correction procedures. We have seen similar trends in the diagnostic market.

Within in the product families, our OPS™ platform is doing well, especially within bioinstrumentation where form, function and reliability are critical. Demand for Existar™ excimer lasers used in refractive surgery is reflecting global trends including Asia. In addition, the machine vision business, whose products we acquired in the first quarter fiscal 2010 from StockerYale has shown solid demand.

Materials Processing

Although annual bookings increased significantly (69%) from fiscal 2009 and fiscal 2010's book-to-bill ratio was 1.10, bookings in the fourth quarter of fiscal 2010 decreased from the third quarter of fiscal 2010 due to the timing of several larger orders rather than a change in market sentiment, and seasonal softness in China that was offset by gains in Europe. The mix of low power applications and technologies remains relatively consistent with prior quarters.

Orders increased for high power products such as the E-1000 CO_2 laser and direct diode modules for use in cutting, welding and cladding. The development of our high power fiber laser product remains on track. We have completed several important program milestones including cutting metals with market-competitive speed and quality.

The laser tools business is tracking to expectations and, at the same time, is providing an interesting contrast to the laser OEM business. The most notable differences are the amount of content we deliver and our involvement in process development. The end user and laser OEM customer response has been positive, so we see limited risk to stand-alone laser sales. The response at tradeshows has been strong.

Scientific and Government Programs

Record-setting bookings in fiscal 2010 increased 10% from fiscal 2009 and the book-to-bill ratio for the year was 1.05.

The high order rate reflected pent-up demand from the third quarter of fiscal 2010 as well as lingering American Recovery and Reinvestment Act of 2009 (ARRA) funds in the United States. On the product front, we recognized record orders for Chameleon™ lasers for biological imaging applications and ultrafast amplifier systems for use in chemistry, physics and materials science research. We are also pleased with the acceptance of our OPS™ platform as a pump source for a growing number of applications. For the full year, we benefitted from stimulus funding in the U.S. and abroad and share gains, particularly in Asia. We estimate that ARRA contributed between $7 and $10 million in bookings.

Net Sales

Net sales include sales of lasers, laser tools, related accessories and service contracts. Net sales for fiscal 2010 increased 38.8% from fiscal 2009. Net sales for fiscal 2009 decreased 27.3% from fiscal 2008. For a more complete description of the reasons for changes in net sales refer to the "Results of Operations" section below.

Gross Profit as a Percentage of Net Sales

Gross profit as a percentage of net sales ("gross profit percentage") is calculated as gross profit for the period divided by net sales for the period. Gross profit percentage for CLC increased to 36.2% in fiscal 2010 from 26.4% in fiscal 2009 and decreased from 39.8% in fiscal 2008. Gross profit percentage for SLS increased to 47.0% in fiscal 2010 from 41.4% in fiscal 2009 and 43.7% in fiscal 2008. For a more complete description of the reasons for changes in gross profit refer to the "Results of Operations" section below.

Research and Development as a Percentage of Net Sales

Research and development as a percentage of net sales ("R&D percentage") is calculated as research and development expense for the period divided by net sales for the period. Management considers R&D percentage to be an important indicator in managing our business as investing in new technologies is a key to future growth. R&D percentage decreased to 12.0% from 14.1% in fiscal 2009 and 12.4% in fiscal 2008. R&D percentage decreased primarily due to higher sales volumes, partially offset by higher project development spending. For a more complete description of the reasons for changes in R&D spending refer to the "Results of Operations" section below.

Net Cash Provided by Operating Activities

Net cash provided by operating activities shown on our Consolidated Statements of Cash Flows primarily represents the excess of cash collected from billings to our customers and other receipts over cash paid to our vendors for expenses and inventory purchases to run our business. We believe that cash flows from operations is an important performance indicator because cash generation over the long term is essential to maintaining a healthy business and providing funds to help fuel growth. For a more complete description of the reasons for changes in Net Cash Provided by Operating Activities refer to the "Liquidity and Capital Resources" section below.

Days Sales Outstanding in Receivables

We calculate days sales outstanding ("DSO") in receivables as net receivables at the end of the period divided by net sales during the period and then multiplied by the number of days in the period, using 360 days for years. DSO in receivables indicates how well we are managing our collection of receivables, with lower DSO in receivables resulting in higher working capital availability. The more money we have tied up in receivables, the less money we have available for research and development, acquisitions, expansion, marketing and other activities to grow our business. Our DSO in receivables for fiscal 2010 increased 4.3 days from fiscal 2009 to 65.6 days. The increase in DSO in receivables is primarily due to slower collections, particularly in Japan, and a higher concentration of sales in the fourth quarter.

Annualized Inventory Turns

We calculate annualized inventory turns as cost of sales during the fourth quarter annualized and divided by net inventories at the end of the fourth quarter. This indicates how well we are managing our inventory levels, with higher inventory turns resulting in more working capital availability and a higher return on our investments in inventory. The more money we have tied up in inventory, the less money we have available for research and development, acquisitions, expansion, marketing and other activities to grow our business. Our annualized inventory turns for fiscal 2010 increased 0.5 days from fiscal 2009 to 3.4 days. The improvement in inventory turns is primarily due to higher revenues in fiscal 2010 compared to fiscal 2009 and efforts to control inventories such as site consolidations, increases in outsourcing and other inventory reduction programs.

Capital Spending as a Percentage of Net Sales

Capital spending as a percentage of net sales ("capital spending percentage") is calculated as capital expenditures for the period divided by net sales for the period. Capital spending percentage indicates the extent to which we are expanding or improving our operations, including investments in technology. Management monitors capital spending levels as this assists management in measuring our cash flows, net of capital expenditures. Our capital spending percentage decreased from 5.0% in fiscal 2009 to 2.5% in fiscal 2010 and increased from 3.8% in fiscal 2008 to 5.0% in fiscal 2009. The fiscal 2010 decrease was primarily due to higher sales volumes in fiscal 2010 net of fiscal 2009 spending for the purchase of assets in support of a more effective business model for our semiconductor business and building investments related to our facilities consolidation and relocation programs. The fiscal 2009 increase was primarily due to lower revenues in fiscal 2009 as well as the purchase of assets in support of a more effective business model for our semiconductor business and building investments related to our facilities consolidation and relocation programs. We expect capital spending for fiscal 2011 to be approximately 4% of net sales.

SIGNIFICANT EVENTS

On February 12, 2008, the Company announced that the Board of Directors had authorized the Company to repurchase up to $225 million of its common stock through a modified "Dutch Auction" tender offer and an additional $25 million of its common stock, following the completion or termination of the tender offer, under its stock repurchase program, terminating no later than February 11, 2009. On March 17, 2008, we completed our tender offer and repurchased and retired 7,972,313 shares of outstanding common stock at a price of $28.50 per share for a total of $228.2 million, including expenses. Such repurchases were accounted for as a reduction in additional paid in capital.

Effective March 31, 2008, we entered into a $40 million unsecured revolving credit account with Union Bank of California, which, as amended, expires on March 31, 2012. Our Union Bank of California agreement is subject to covenants related to financial ratios and tangible net worth.

On April 16, 2008, we announced that we entered into an agreement to sell certain assets of our Auburn Optics manufacturing operation to Research Electro-Optics, Inc. ("REO"), a privately held optics manufacturing and technology company. We also entered into a strategic supply agreement with REO. REO is providing optical manufacturing capabilities for us, including fabrication and coating of optical components. The transition of the optics manufacturing assets from Auburn to REO was substantially completed by the end of the second quarter of fiscal 2009.

During the first quarter of fiscal 2009, our stock price declined substantially, which combined with expectations of declines in forecasted operating results due to the slowdown in the global economy, led us to conclude that a triggering event for review for potential goodwill impairment had occurred. Accordingly, as of December 27, 2008, we performed an interim goodwill impairment evaluation. The performance of this test is a two-step process. Management reviewed the results of the Step 1 analysis and concluded that a Step 2 analysis was required only for the CLC reporting unit. Our preliminary analysis indicated that the entire balance of the goodwill in the CLC reporting unit at that date was impaired and we recorded a non-cash goodwill impairment charge of $19.3 million in the first quarter of fiscal 2009. The estimated fair value of our SLS reporting unit exceeded its carrying value so no further impairment analysis was required for this reporting unit.

In fiscal 2009, we initiated the planning phase of a multiyear project, with a targeted completion date of September 2010, to exit our epitaxial growth facility in Tampere, Finland and establish enhanced capabilities in Sunnyvale, California. We decided to delay the closure due to a significant increase in demand for our products manufactured in Finland and we currently anticipate exiting the facility in the third quarter of fiscal 2011. We completed the consolidation of the remainder of our Munich facility into our Göttingen site during third quarter of fiscal 2009. During the second quarter of fiscal 2009, we substantially completed the transition of our optics manufacturing assets from Auburn, California to REO, and announced that we would be exiting our facility in St. Louis, Missouri. We completed the exit from St. Louis, Missouri in the fourth quarter of fiscal 2009.

On October 13, 2009, we acquired all the assets and certain liabilities of StockerYale's laser module product line in Montreal and its specialty fiber product line in Salem, New Hampshire for $15.0 million in cash. StockerYale designs, develops and manufactures low power laser modules, light emitting diode (LED) systems and specialty optical fiber products. These assets and liabilities have been included in our Commercial Lasers and Components segment.

On April 29, 2010 we announced that our Board of Directors authorized the Company to repurchase up to $50 million of our common stock under a stock repurchase program. In the second half of fiscal 2010, we repurchased and retired 1,195,829 shares of outstanding common stock for a total of $43.3 million, excluding expenses. The timing and size of any future purchases will be subject to cash balances and general business and market conditions. The program is authorized for 12 months from the date of announcement.

On April 29, 2010, we acquired Beam Dynamics for $6.25 million, excluding transaction fees. Beam Dynamics manufactures flexible laser cutting tools for the materials processing market. These assets and liabilities have been included in our Commercial Lasers and Components segment.

On November 4, 2010, we announced that we entered into a definitive agreement to acquire the business assets of privately-held Hypertronics for approximately $15.0 million in an all cash transaction. The transaction is subject to a number of closing conditions and is expected to close during our second fiscal quarter of 2011.

RESULTS OF OPERATIONS—FISCAL 2010, 2009 AND 2008

Fiscal 2009 included 53 weeks; fiscal 2010 and 2008 included 52 weeks.

Consolidated Summary

The following table sets forth, for the years indicated, the percentage of total net sales represented by the line items reflected in our consolidated statement of operations:

	Fiscal		
	2010	**2009**	**2008**
	(As a percentage of net sales)		
Net sales	100.0%	100.0%	100.0%
Cost of sales	56.9%	63.0%	58.0%
Gross profit	43.1%	37.0%	42.0%
Operating expenses:			
Research and development	12.0%	14.1%	12.4%
In-process research and development	—%	—%	—%
Selling, general and administrative	20.4%	24.8%	24.5%
Impairment of goodwill	—%	4.4%	—%
Amortization of intangible assets	1.3%	1.7%	1.4%
Total operating expenses	33.7%	45.0%	38.3%
Income (loss) from operations	9.4%	(8.0)%	3.7%
Other income (net)	0.2%	(0.2)%	2.5%
Income (loss) before income taxes	9.6%	(8.2)%	6.2%
Provision for (benefit from) income taxes	3.5%	(0.1)%	2.3%
Net income (loss)	6.1%	(8.1)%	3.9%

Refer to Item 6 "Selected Financial Data" for a description of significant events that impacted the results of operations for fiscal years 2010, 2009 and 2008.

Net Sales

Market Application

The following table sets forth, for the periods indicated, the amount of net sales and their relative percentages of total net sales by market application (dollars in thousands):

	Fiscal 2010		Fiscal 2009		Fiscal 2008	
	Amount	Percentage of total net sales	Amount	Percentage of total net sales	Amount	Percentage of total net sales
Consolidated:						
Microelectronics	$230,763	38.1%	$132,152	30.3%	$206,256	34.4%
Scientific and government programs	140,880	23.3%	122,863	28.2%	125,000	20.9%
OEM components and instrumentation	151,243	25.0%	119,795	27.5%	173,835	29.0%
Materials processing	82,181	13.6%	61,072	14.0%	94,171	15.7%
Total	$605,067	100.0%	$435,882	100.0%	$599,262	100.0%

During fiscal 2010, net sales increased by $169.2 million, or 39%, compared to fiscal 2009, including an increase of $6.1 million due to the impact of foreign currency exchange rates, with sales increasing in all four markets. Microelectronics sales increased $98.6 million, or 75%, primarily due to higher sales in advanced packaging, flat panel display, semiconductor and solar applications. The increase in the OEM components and instrumentation market of $31.5 million, or 26%, during fiscal 2010 was primarily due to higher shipments for flow cytometry applications and for machine vision applications due to the acquisition of certain product lines from StockerYale in the first quarter of fiscal 2010. Materials processing sales increased $21.1 million, or 35%, during fiscal 2010 primarily due to higher shipments for marking applications. The increase in scientific and government program market sales of $18.0 million, or 15%, during fiscal 2010 was due to higher demand for advanced research applications used by university and government research groups in part due to Federal stimulus money.

During fiscal 2009, net sales decreased by $163.4 million, or 27%, compared to fiscal 2008, including a decrease of $7.0 million due to the impact of foreign currency exchange rates, with sales decreasing in all four markets. Microelectronics sales decreased $74.1 million, or 36%, primarily due to lower sales in advanced packaging, flat panel display and semiconductor applications. A drop in consumer confidence and spending continued to impact this market negatively during fiscal 2009. The decrease in the OEM components and instrumentation market of $54.0 million, or 31%, during fiscal 2009 was primarily due to reduced consumer spending for medical applications, decreased shipments for bioinstrumentation applications, lower shipments for military applications (primarily due to the sales of assets and outsourcing of our optics manufacturing) and lower shipments for graphic arts and display applications. Materials processing sales decreased $33.1 million, or 35%, during fiscal 2009 primarily due to lower laser shipments to customers providing consumer-based applications. The decrease in scientific and government program market sales of $2.1 million, or 2%, during fiscal 2009 was due to lower demand from university and government research groups.

In fiscal 2010, 2009 and 2008, no customers accounted for greater than 10% of net sales.

Segments

We are organized into two reportable operating segments: Commercial Lasers and Components ("CLC") and Specialty Lasers and Systems ("SLS"). CLC focuses on higher volume products that are offered in set configurations. CLC's primary markets include OEM components and instrumentation and materials processing. SLS develops and manufacturers configurable, advanced-performance products largely serving the microelectronics and scientific research markets.

The following table sets forth, for the periods indicated, the amount of net sales and their relative percentages of total net sales by segment (dollars in thousands):

	Fiscal 2010		Fiscal 2009		Fiscal 2008	
	Amount	Percentage of total net sales	Amount	Percentage of total net sales	Amount	Percentage of total net sales
Consolidated:						
Commercial Lasers and Components (CLC)	$208,691	34.5%	$125,619	28.8%	$198,748	33.2%
Specialty Lasers and Systems (SLS)	396,276	65.5%	310,163	71.2%	400,414	66.8%
Corporate and other	100	—%	100	—%	100	—%
Total	$605,067	100.0%	$435,882	100.0%	$599,262	100.0%

Net sales for fiscal 2010 increased $169.2 million, or 39%, compared to fiscal 2009, with increases of $86.1 million, or 28%, in our SLS segment and increases of $83.1 million, or 66%, in our CLC segment. Net sales for fiscal 2009 decreased $163.4 million, or 27%, compared to fiscal 2008, with decreases of $90.3 million, or 23%, in our SLS segment and decreases of $73.1 million, or 37%, in our CLC segment.

The increase in our CLC segment sales from fiscal 2009 to fiscal 2010 was primarily due to higher advanced packaging, materials processing, flat panel display and instrumentation application sales. The decrease in our CLC segment sales from fiscal 2008 to fiscal 2009 was primarily due to lower sales in advanced packaging, materials processing and semiconductor applications sales.

The increase in our SLS segment sales from fiscal 2009 to fiscal 2010 was primarily due to higher sales for advanced packaging, semiconductor, solar, scientific and flat panel display applications. The decrease in our SLS segment sales from fiscal 2008 to fiscal 2009 was primarily due to lower revenue for bio-instrumentation, medical, microelectronics and semiconductor applications.

Gross Profit

Consolidated

Our gross profit rate increased by 6.1% to 43.1% in fiscal 2010 from 37.0% in fiscal 2009. The increase in the gross profit rate was primarily due to higher sales volumes and a lower manufacturing cost structure as well as lower restructuring costs. The improvement includes lower other costs primarily due to lower need for inventory provisions for excess and obsolete items (2.3%), the benefit of a lower manufacturing cost structure (1.8%), lower restructuring costs (1.4%) and lower warranty and installation costs (0.7%) due to the benefit of increasing volumes net of the cost resulting from replacement of non-compliant vendor components.

Our gross profit rate decreased by 5.0% to 37.0% in fiscal 2009 from 42.0% in fiscal 2008. The decrease in the gross profit rate was primarily due to higher other costs (1.8%) due to the need for higher inventory provisions and the impact of lower sales volumes, unfavorable impact of fixed manufacturing costs on lower sales volumes net of the benefit of a weakened Euro and favorable product mix in the instrumentation market partially offset by the less favorable microelectronics market mix (1.8%) and the incremental impact of restructuring activities (1.5%) partially offset by lower stock-based compensation expense (0.2%).

Our gross profit rate has been and will continue to be affected by a variety of factors including market mix, manufacturing efficiencies, excess and obsolete inventory write-downs, warranty costs, pricing by competitors or suppliers, new product introductions, production volume, customization and reconfiguration of systems, commodity prices and foreign currency fluctuations.

Commercial Lasers and Components

Our CLC gross profit rate increased by 9.8% to 36.2% in fiscal 2010 from 26.4% in fiscal 2009. The increase in gross profit rate was primarily due to lower other costs (4.3%) primarily due to lower need for inventory provisions and the impact of higher sales volumes, lower restructuring costs (1.9%), the impact of increased volumes and cost reduction efforts (1.9%) and lower warranty and installation costs (1.6%) due to the benefit of increasing volumes net of the cost resulting from replacement of non-compliant vendor components.

Our CLC gross profit rate decreased by 13.4% to 26.4% in fiscal 2009 from 39.8% in fiscal 2008. The decrease in gross profit rate was primarily due to higher product costs primarily due to the impact of lower volumes and unfavorable product mix with a higher proportion of net sales in lower margin markets (6.5%), higher other costs (3.3%) due to the need for higher inventory provisions, the incremental impact of restructuring activities (2.8%) and higher warranty and installation costs (0.8%).

Specialty Lasers and Systems

Our SLS gross profit rate increased by 5.6% to 47.0% in fiscal 2010 from 41.4% in fiscal 2009. The increase in gross profit rate was primarily due to the impact of increased volumes and cost reduction efforts as well as favorable product mix in the microelectronics and solar markets (2.5%), lower other costs (1.7%) due to lower need for inventory provisions and the impact of higher sales volumes and lower restructuring costs (1.3%). Although warranty and installation costs as a percentage of net sales were flat, the benefit of increasing volumes was offset by the cost resulting from replacement of non-compliant vendor components.

Our SLS gross profit rate decreased by 2.3% to 41.4% in fiscal 2009 from 43.7% in fiscal 2008. The decrease in gross profit rate was primarily due to higher other costs (1.3%) due to the need for higher inventory provisions and the impact of lower sales volumes, the incremental impact of restructuring activities (1.0%) and the impact of lower sales volumes net of a favorable product mix from the instrumentation market and less favorable mix from the microelectronics market and the benefit of a weakened Euro (0.2%) partially offset by lower warranty and installation costs (0.1%).

Operating Expenses

	Fiscal					
	2010		2009		2008	
	Amount	Percentage of total net sales	Amount	Percentage of total net sales	Amount	Percentage of total net sales
			(Dollars in thousands)			
Research and development	$72,354	12.0%	$61,417	14.1%	$74,287	12.4%
Selling, general and administrative	123,575	20.4%	108,098	24.8%	146,376	24.5%
Impairment of goodwill	—	—%	19,286	4.4%	—	—%
Amortization of intangible assets	8,002	1.3%	7,466	1.7%	8,651	1.4%
Total operating expenses	$203,931	33.7%	$196,267	45.0%	$229,314	38.3%

Research and development

Fiscal 2010 research and development ("R&D") expenses increased $10.9 million, or 18%, from fiscal 2009. The increase was primarily due to higher payroll spending ($4.2 million) due to higher performance-related compensation net of lower severance-related restructuring costs and the elimination of mandatory time off, higher project spending ($3.6 million), the acquisition of certain product lines from StockerYale in the first quarter of fiscal 2010 and Beam Dynamics in the third quarter of fiscal 2010 ($2.6 million), higher charges for increases in deferred compensation plan liabilities ($0.7 million) with the related earnings for increases in deferred compensation plan assets recorded in other income (expense), $0.3 million higher stock-based compensation expense and higher other spending ($0.2 million) partially offset by lower non-severance related restructuring costs ($0.7 million).

Fiscal 2009 R&D expenses decreased $12.9 million, or 17%, from fiscal 2008. The decrease was primarily due to lower payroll and bonus spending including mandatory time off in fiscal 2009 and the impact of lower headcount ($9.2 million), lower spending on projects ($4.3 million), the impact of foreign currency exchange rates ($2.1 million), lower stock-based compensation expense ($1.1 million) and a higher benefit due to decreases in deferred compensation plan liabilities ($0.5 million) with the related decreases in deferred compensation plan assets recorded in other income (expense), partially offset by lower net reimbursements from customers for development projects ($2.4 million) and higher restructuring costs ($1.9 million). On a segment basis, CLC spending decreased $6.2 million primarily due to lower project spending including lower payroll and bonus spending. SLS spending decreased $5.9 million primarily due to lower spending on projects, lower payroll and bonus spending and the impact of foreign currency exchange rates. Corporate and other spending decreased $0.8 million.

Selling, general and administrative

Fiscal 2010 selling, general and administrative ("SG&A") expenses increased $15.5 million, or 14%, from fiscal 2009. The increase was primarily due to $11.0 million higher payroll spending due to higher performance-related compensation spending and the elimination of mandatory time off net of savings from site consolidations and other restructuring activities, $4.3 million higher charges due to increases in deferred compensation plan liabilities with the related earnings for increases in deferred compensation plan assets recorded in other income (expense), the acquisition of certain product lines from StockerYale ($2.8 million), higher other spending ($1.2 million), $0.9 million higher stock-based compensation expense and the impact of foreign currency exchange rates ($0.6 million) partially offset by $3.3 million lower costs incurred for litigation resulting from our internal stock option investigation primarily due to a receipt from the settlement of the litigation and $2.0 million lower spending on facilities due to site consolidations. On a segment basis, CLC spending increased $6.1 million primarily due to higher payroll spending and the acquisition of certain product lines from StockerYale. SLS segment expenses increased $3.0 million primarily due to higher payroll spending net of savings from site consolidations. Spending for Corporate and other increased $6.4 million primarily due to higher charges due to increases in deferred compensation plan liabilities and higher performance-related compensation spending partially offset by lower costs incurred for litigation resulting from our internal stock option investigation.

Fiscal 2009 SG&A expenses decreased $38.3 million, or 26%, from fiscal 2008. The decrease was primarily due to $14.1 million lower payroll and bonus spending including the impact of lower headcount and mandatory time off in fiscal 2009, $7.9 million lower costs related to our restatement of financial statements and litigation resulting from our internal stock option investigation, the impact of foreign currency exchange rates ($4.2 million), $3.8 million lower stock-based compensation expense, $2.7 million lower spending on depreciation and equipment, $2.7 million lower spending on travel, demo depreciation and advertising, $2.4 million lower spending on legal and other consulting, a higher benefit due to decreases in deferred compensation plan liabilities ($1.9 million) with the related decreases in deferred compensation plan assets recorded in other income (expense) and lower other spending ($0.7 million), partially offset by $2.1 million higher restructuring costs. On a segment basis, SLS SG&A expenses decreased $12.2 million and CLC SG&A expenses decreased $7.1 million, both primarily due to lower payroll and bonus spending, the impact of foreign currency exchange rates, lower depreciation and lower spending on travel and advertising. Corporate and other spending decreased $19.0 million primarily due to lower costs related to our restatement of financial statements and litigation resulting from our internal stock option investigation, lower stock-based compensation expense, a higher benefit due to decreases in deferred compensation plan liabilities, lower payroll and bonus spending and lower spending on legal and other consulting.

Impairment of goodwill

Under generally accepted accounting principles, goodwill is tested for impairment on an annual basis and between annual tests in certain circumstances, and written down when impaired. During the first quarter of fiscal 2009, our stock price declined substantially, which combined with expectations of declines in forecasted operating results due to the slowdown in the global economy, led the Company to conclude that a triggering event for review for potential goodwill impairment had occurred. Accordingly, as of December 27, 2008, we performed an interim goodwill impairment evaluation which indicated that the goodwill was fully impaired. We recorded a non-cash goodwill impairment charge of $19.3 million in the CLC reporting unit in the first quarter of fiscal 2009.

Amortization of intangible assets

Amortization of intangible assets increased $0.5 million, or 7%, from fiscal 2009 to fiscal 2010 primarily due to the acquisition of certain product lines from StockerYale and the acquisition of Beam Dynamics partially offset by completion of amortization of certain intangibles related to prior acquisitions.

Amortization of intangible assets decreased $1.2 million, or 14%, from fiscal 2008 to fiscal 2009 primarily due to the completion of amortization of certain intangibles related to prior acquisitions.

Other income (expense), net

Other income (expense), net, increased $1.8 million from fiscal 2009 to fiscal 2010. The increase was primarily due to the recovery in the market value of our deferred compensation plan assets ($5.1 million) partially offset by lower benefit from Japan consumption tax savings ($2.5 million) as the benefit expired in the fourth quarter of fiscal 2009, lower interest income ($0.6 million) as a result of lower rates of return net of interest on tax refunds and the impact of higher average cash, cash equivalents and short-term investments balances and higher foreign currency exchange losses ($0.3 million).

Other income (expense), net, decreased $15.4 million from fiscal 2008 to fiscal 2009. The decrease was primarily due to lower interest income ($8.4 million) as a result of lower rates of return and lower average cash, cash equivalents and short-term investments balances, higher expense due to decreases in deferred compensation plan assets ($3.3 million) and higher foreign currency exchange losses ($3.1 million).

Income taxes

The effective tax rate on income before income taxes for fiscal 2010 of 36.3% was higher than the statutory rate of 35.0%. This was primarily due to stock compensation not deductible for tax purposes and an increase in valuation allowance against capital loss carryforwards, California research and development tax credits as a result of California legislation enacted in February 2009 and certain foreign net operating loss carryforwards. These increases are partially offset by the benefit of income subject to foreign tax rates that are lower than U.S. tax rates and research and development credits.

During fiscal 2010, we increased our valuation allowance on deferred tax assets by $0.6 million to $7.4 million, primarily due to a capital loss limitation true-up, the reduced ability to utilize California R&D tax credits as a result of the current apportionment factor and the reduced ability to utilize foreign net operating losses. During fiscal year 2009, we increased our valuation allowance on deferred tax assets to $6.8 million, primarily due to California R&D tax credits as a result of new California legislation and the reduced ability to utilize foreign net operating losses. During fiscal 2008, we decreased our valuation allowance on deferred tax assets to $1.7 million, primarily due to the expiration of federal and state capital loss carryforwards and the valuation allowance with respect to the loss from the disposal of our Auburn facility in California was also reduced with a corresponding increase in uncertain tax positions. In making the determination to record the valuation allowance, management considered the likelihood of future taxable income and feasible and prudent tax planning strategies to realize deferred tax assets. In the future, if we determine that we expect to realize deferred tax assets, an adjustment to the valuation allowance will affect income in the period such determination is made.

The "Worker, Homeownership and Business Assistance Act of 2009" was enacted on November 6, 2009. Under the Act, businesses with net operating losses for 2008 and 2009 may carry back those losses for up to five years. We elected to carry back the net operating loss generated in the tax year ended October 3, 2009 to the tax year ended September 30, 2006 and we received a refund of $2.7 million.

In September 2008, the state of California approved its budget which limited our ability to utilize available state net operating losses and tax credits. Under this tax law, the utilization of net operating losses was suspended for tax years 2008 and 2009 and the expiration date of net operating loss carryforwards was extended for a two-year period. Additionally, for tax years 2008 and 2009, taxpayers may only utilize available tax credits to reduce 50% of their current tax liability. The new law does not affect the amount of net operating loss or tax credit carryforwards that we expect to ultimately use to offset future California taxes. However, it did limit the amount of net operating losses and tax credits that we were able to utilize to reduce our taxes payable for fiscal year 2010. This amount is not considered material.

On October 8, 2010, the state of California approved its 2010-2011 budget that includes modifications to tax law provisions that were previously set to become effective with tax years beginning on or after January 1, 2011. We are assessing the effects of the change in the tax law and will recognize any impacts in fiscal year 2011.

The difference between the statutory rate of 35.0% and our effective tax rate of 1.5% on income (loss) before income taxes for fiscal 2009, which represents a current year benefit, was due primarily to permanent differences related to the non-deductibility of the goodwill impairment charge, an increase in valuation allowance against California research and development tax credits as a result of California legislation enacted in February 2009 and certain foreign net operating loss carryforwards, and deemed dividend inclusions under the Subpart F tax rules. These amounts are partially offset by permanent differences related to the benefit of foreign tax credits and the benefit of federal research and development tax credits, including additional credits reinstated from fiscal 2008 resulting from the enactment of the "Emergency Economic Stabilization Act of 2008."

The effective tax rate on income before income taxes for fiscal 2008 of 37.2% was higher than the statutory rate of 35.0%. This was primarily due to permanent differences related to foreign currency exchange gains on previously taxed income distributions from foreign subsidiaries and deemed dividend inclusions under the Subpart F rules, partially offset by the benefit of foreign tax credits and research and development tax credits.

FINANCIAL CONDITION

Liquidity and capital resources

Sources and Uses of Cash

Historically, our primary source of cash has been provided by operations. Other sources of cash in the past three fiscal years include proceeds received from the sale of our stock through our employee stock option and purchase plans, as well as through debt borrowings. Our historical uses of cash have primarily been for the repurchase of our common stock, capital expenditures, acquisitions of businesses and technologies and payments of principal and interest on outstanding debt obligations. Supplemental information pertaining to our historical sources and uses of cash is presented as follows and should be read in conjunction with our Consolidated Statements of Cash Flows and notes thereto (in thousands):

	Fiscal		
	2010	2009	2008
Net cash provided by operating activities	$78,813	$39,049	$68,362
Sales of shares under employee stock plans	33,438	4,674	16,509
Repurchase of common stock	(43,335)	—	(228,214)
Capital expenditures	(15,139)	(21,627)	(22,612)
Acquisition of businesses, net of cash acquired	(20,745)	—	—
Net payments on debt borrowings	(19)	(8)	(8)

Net cash provided by operating activities increased by $39.8 million in fiscal 2010 compared to fiscal 2009 and decreased by $29.3 million in fiscal 2009 compared to fiscal 2008. The increase in cash provided by operating activities in fiscal 2010 was primarily due to higher net income and higher cash flows due to new tax legislation which allows the carry back of net operating losses for up to five years partially offset by lower cash flows from increased working capital (accounts receivable and inventories, net of increases in accounts payable and accrued expenses) needed to support increased sales and projected sales volumes. The decrease in cash provided by operating activities in fiscal 2009 was primarily due to lower net income and lower net cash flows from deferred income taxes partially offset by higher cash flows as a result of declining balances of inventories and accounts receivable. We believe that our existing cash, cash equivalents and short term investments combined with cash to be provided by operating activities will be adequate to cover our working capital needs and planned capital expenditures for at least the next 12 months to the extent such items are known or are reasonably determinable based on current business and market conditions. However, we may elect to finance certain of our capital expenditure requirements through borrowings under our bank credit facilities or other sources of capital. We continue to follow our strategy to further strengthen our financial position by using available cash flow to fund operations.

We intend to continue pursuing acquisition opportunities at valuations we believe are reasonable based upon market conditions as demonstrated by our acquisition of businesses from StockerYale in the first quarter of fiscal 2010 and Beam Dynamics in the third quarter of fiscal 2010 as well as the pending acquisition of the business assets of Hypertronics in the first quarter of fiscal 2011 (see Note 19 "Subsequent Events" in the Notes to Consolidated Financial Statements). However, we cannot accurately predict the timing, size and success of our acquisition efforts or our associated potential capital commitments. Furthermore, we cannot assure you that we will be able to acquire businesses on terms acceptable to us. We expect to fund future acquisitions primarily through existing cash balances and cash flows from operations. If required, we will look for additional borrowings or consider the issuance of securities. The extent to which we will be willing or able to use our common stock to make acquisitions will depend on its market value from time to time and the willingness of potential sellers to accept it as full or partial payment.

On April 29, 2010, we announced that the Board of Directors had authorized us to repurchase up to $50 million of our common stock under our stock repurchase program. The program is authorized for 12 months. In fiscal 2010, we repurchased and retired 1,195,829 shares of outstanding common stock for a total of $43.3 million, excluding expenses.

During fiscal year 2008, we initiated restructuring plans to decrease costs by consolidating facilities and reducing our workforce. As of October 2, 2010, we had made payments in connection with the restructuring plans in the amount of $25.2 million. We expect to complete payments for substantially all anticipated costs related to the restructuring plans by the third quarter of fiscal 2011.

Additional sources of cash available to us were international currency and domestic lines of credit and bank credit facilities totaling $56.1 million as of October 2, 2010, of which $54.1 million was unused and available. These credit facilities were used in Europe during fiscal 2010 as guarantees. Our domestic line of credit includes a $40 million unsecured revolving credit account with Union Bank of California, which expires on March 31, 2012 and is subject to covenants related to financial ratios and tangible net worth. No amounts have been drawn upon our domestic line of credit and $2.0 million has been used of the international currency lines as of October 2, 2010.

Our ratio of current assets to current liabilities was 4.1:1 at October 2, 2010, compared to 5.6:1 at October 3, 2009. The decrease in our ratio is primarily due to increases in other current liabilities and accounts payable. Our cash and cash equivalents, short-term investments, restricted cash, working capital and debt obligations are as follows (in thousands):

	Fiscal	
	2010	2009
Cash and cash equivalents	$245,380	$199,950
Short-term investments	17,391	43,685
Restricted cash, current	625	—
Working capital	410,597	396,428
Total debt obligations	51	15

Current Restricted Cash

As part of our purchase of Beam Dynamics, Inc. in the third quarter of fiscal 2010, $625,000 of the purchase price is held in escrow for 12 months and is included in current restricted cash on our consolidated balance sheets.

Contractual Obligations and Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements as defined by Regulation S-K of the Securities Act of 1933. The following summarizes our contractual obligations at October 2, 2010 and the effect such obligations are expected to have on our liquidity and cash flow in future periods (in thousands):

	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Long-term debt payments	$51	$18	$33	$—	$—
Operating lease payments	42,164	8,287	11,100	7,296	15,481
Asset retirement obligations	2,059	328	1,090	—	641
Purchase commitments with suppliers	37,591	37,581	10	—	—
Purchase obligations	3,584	3,584	—	—	—
Total	$85,449	$49,798	$12,233	$7,296	$16,122

Because of the uncertainty as to the timing of such payments, we have excluded cash payments related to our contractual obligations for our deferred compensation plans aggregating $24.3 million at October 2, 2010.

As of October 2, 2010, we recorded gross unrecognized tax benefits of $50.1 million and gross interest and penalties of $6.9 million. As of October 3, 2009, we recorded gross unrecognized tax benefits of $58.1 million and gross interest and penalties of $7.7 million. Both gross unrecognized tax benefits and gross interest and penalties are classified as non-current liabilities in the consolidated balance sheet. At this time, we are unable to make a reasonably reliable estimate of the timing of payments in individual years due to uncertainties in the timing of tax audit outcomes. As a result, these amounts are not included in the table above.

Changes in financial condition

Cash provided by operating activities in fiscal 2010 was $78.8 million, which included net income of $36.9 million, depreciation and amortization of $29.7 million, increases in net deferred tax assets of $13.3 million, stock-based compensation expense of $8.3 million and non-cash restructuring charges of $4.3 million partially offset by cash used by operating assets and liabilities of $13.2 million and $0.5 million other.

Cash used in investing activities in fiscal 2010 of $11.9 million included $20.7 million used to acquire certain assets of StockerYale and our acquisition of Beam Dynamics, $15.1 million used to acquire property and equipment and improve buildings, a $2 million investment in SiOnyx and a $0.6 million increase in restricted cash partially offset by $24.4 million of net proceeds from sales of available-for-sale securities and $2.1 million in proceeds from dispositions of property and equipment.

Cash used in financing activities in fiscal 2010 was $10.2 million, including $43.3 million used to repurchase our common stock and $0.3 million other partially offset by $33.4 million generated from our employee stock purchase plans.

Changes in exchange rates in fiscal 2010 resulted in a decrease in cash balances of $11.3 million.

RECENT ACCOUNTING PRONOUNCEMENTS

See Note 2. "Significant Accounting Policies" in the Notes to Consolidated Financial Statements for a full description of recent accounting pronouncements, including the respective dates of adoption or expected adoption and effects on our consolidated financial position, results of operations and cash flows.

APPLICATION OF CRITICAL ACCOUNTING POLICIES

Our discussion and analysis of financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America and pursuant to the rules and regulations of the SEC. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. We have identified the following as the items that require the most significant judgment and often involve complex estimation: revenue recognition, accounting for long-lived assets (including goodwill and intangible assets), inventory valuation, warranty reserves, stock-based compensation and accounting for income taxes.

Revenue Recognition

We recognize revenue when all four revenue recognition criteria have been met: persuasive evidence of an arrangement exists, the product has been delivered or the service has been rendered, the price is fixed or determinable and collection is probable. Revenue from product sales is recorded when all of the foregoing conditions are met and risk of loss and title passes to the customer. Our products typically include a warranty and the estimated cost of product warranty claims (based on historical experience) is recorded at the time the sale is recognized. Sales to customers are generally not subject to any price protection or return rights.

The vast majority of our sales are made to original equipment manufacturers (OEMs), distributors, resellers and end-users in the non-scientific market. Sales made to these customers do not require installation of the products by us and are not subject to other post-delivery obligations, except in occasional instances where we have agreed to perform installation or provide training. In those instances, we defer revenue related to installation services or training until these services have been rendered. We allocate revenue from multiple element arrangements to the various elements based upon relative fair values.

Should changes in conditions cause management to determine these criteria are not met for certain future transactions, revenue recognized for any reporting period could be adversely affected. Failure to obtain anticipated orders due to delays or cancellations of orders could have a material adverse effect on our revenue. In addition, pressures from customers to reduce our prices or to modify our existing sales terms may have a material adverse effect on our revenue in future periods.

Our sales to distributors, resellers and end-user customers typically do not have customer acceptance provisions and only certain of our sales to OEM customers have customer acceptance provisions. Customer acceptance is generally limited to performance under our published product specifications. For the few product sales that have customer acceptance provisions because of higher than published specifications, (1) the products are tested and accepted by the customer at our site or by the customer's acceptance of the results of our testing program prior to shipment to the customer, or (2) the revenue is deferred until customer acceptance occurs.

Sales to end-users in the scientific market typically require installation and, thus, involve post-delivery obligations; however our post-delivery installation obligations are not essential to the functionality of our products. We defer revenue related to installation services until completion of these services.

For most products, training is not provided; therefore, no post-delivery training obligation exists. However, when training is provided to our customers, it is typically priced separately and recognized as revenue as these services are provided.

Long-Lived Assets and Goodwill

We evaluate long-lived assets and amortizable intangible assets whenever events or changes in business circumstances or our planned use of assets indicate that their carrying amounts may not be fully recoverable or that their useful lives are no longer appropriate. Reviews are performed to determine whether the carrying values of the assets are impaired based on comparison to the undiscounted expected future cash flows identifiable to such long-lived and amortizable intangible assets. If the comparison indicates that impairment exists, the impaired asset is written down to its fair value.

We have determined that our reporting units are the same as our operating segments as each constitutes a business for which discrete financial information is available and for which segment management regularly reviews the operating results. We make this determination in a manner consistent with how the operating segments are managed. Based on this analysis, we have identified two reporting units which are our reportable segments: CLC and SLS.

Goodwill is tested for impairment on an annual basis and between annual tests in certain circumstances, and written down when impaired (see Note 8 "Goodwill and Intangible Assets" in the Notes to Consolidated Financial Statements). We perform our annual impairment tests at the beginning of the fourth quarter of each fiscal year using the opening balance sheet as of the first day of the fourth fiscal quarter, with any resulting impairment recorded in the fourth quarter of the fiscal year.

During the first quarter of fiscal 2009, our stock price declined substantially which, combined with expectations of declines in forecasted operating results due to the slowdown in the global economy, led the Company to conclude that a triggering event for review for potential goodwill impairment had occurred. Accordingly, as of December 27, 2008, we performed an interim goodwill impairment evaluation. Goodwill is tested for impairment by comparing the respective fair value with the respective carrying value of the reporting unit. If such comparison indicates a potential impairment, then the impairment is determined as the difference between the recorded value of goodwill and its fair value. The performance of this test is a two-step process.

Step 1 of the impairment test involves comparing the fair values of the applicable reporting units with their aggregate carrying values, including goodwill. If the carrying amount of a reporting unit exceeds the reporting unit's fair value, we perform Step 2 of the goodwill impairment test to determine the amount of impairment loss if any. Step 2 of the goodwill impairment test involves comparing the implied fair value of the affected reporting unit's goodwill against the carrying value of that goodwill.

We have historically relied on the Income approach to determine the fair value of our reporting units. In the first quarter of fiscal 2009, when we determined that a triggering event had occurred, we subsequently determined that it would be appropriate to rely on the following three valuation approaches to determine the fair value of both of our reporting units. (1) The Income approach utilizes the discounted cash flow model to provide an estimation of fair value based on the cash flows that a business expects to generate. These cash flows are based on forecasts developed internally by management which are then discounted at an after tax rate of return required by equity and debt market participants of a business enterprise. This rate of return or cost of capital is weighted based on the capitalization of comparable companies. (2) The Market approach determines fair value by comparing the reporting units to comparable companies in similar lines of business that are publicly traded. Total Enterprise Value (TEV) multiples such as TEV to revenues and TEV to earnings (if applicable) before interest and taxes of the publicly traded companies are calculated. These multiples are then applied to the reporting unit's operating results to obtain an estimate of fair value. (3) The Transaction approach estimates the fair value of the reporting unit based on market prices in actual transactions. A comparison is done between the reporting units and other similar businesses. Total Enterprise Value multiples for revenue and earnings as noted in the Market approach above are calculated from the comparable companies and then applied to the reporting unit's operating results to obtain an estimate of fair value. Each of these three approaches captures aspects of value in each reporting unit. The Income approach captures our expected future performance, the Market approach captures how investors view the reporting units through other competitors; and, the Transaction approach captures value through transactions for sales of similar types of companies. We believe these valuation approaches are proven valuation techniques and methodologies for our industry and are widely accepted by investors.

As none were perceived by us to deliver any greater indication of value than the other, we weighted each of the approaches equally. The sensitivity analysis performed by management determined that by changing the weighting placed on the three approaches, the result of the Step 1 test for both reporting units was not affected.

The valuation analysis requires significant judgments and estimates to be made by management in particular related to the forecast. The assumed growth rates and gross margins as well as period expenses were determined based on internally developed forecasts considering our future plans. The assumptions used were management's best estimates based on projected results and market conditions as of the date of testing. In order to test the sensitivity of these fair values, management further reviewed other scenarios relative to these assumptions to see if the resulting impact on fair values would have resulted in a different Step 1 conclusion for the CLC and SLS reporting units.

Based on these forecast scenarios, the fair value of both reporting units was re-calculated. In addition, this sensitivity analysis applied more conservative assumptions with regard to control premiums as well as multipliers used in the Market approach and the Transaction approach. In each of the sensitivity analyses performed, the CLC reporting unit failed and the SLS reporting unit passed. None of the outcomes of the sensitivity analyses performed would have impacted our Step 1 conclusions or the non-cash impairment charge for goodwill of $19.3 million recorded in the first quarter of fiscal 2009.

Sensitivity was also applied to the discount rate used in the Income approach for both the CLC and SLS reporting units. At December 27, 2008, the discount rate for the CLC reporting unit could have been reduced by more than 40% and still resulted in a failure. For the SLS reporting unit, the discount rate could have been increased by more than 40% and still resulted in no impairment.

During the second quarter of fiscal 2009, our expectations of declines in forecasted operating results due to the slowdown in the global economy and the further declines in our stock price led us to conclude that a triggering event for review for potential goodwill impairment had occurred. Accordingly, as of April 4, 2009, we performed an interim goodwill impairment evaluation. This interim impairment evaluation utilized the same valuation techniques used in our impairment valuation in the first quarter of fiscal 2009. A similar sensitivity analysis was also done at April 4, 2009 where we determined that the discount rate used in the Income approach for the SLS reporting unit could have been increased by approximately 20% and still resulted in no impairment. Based on the results of our Step 1 analysis, we determined that no additional goodwill impairment was indicated.

During the third and fourth quarters of fiscal 2009, and the first three quarters of fiscal 2010, we noted no indications of impairment or triggering events to cause us to review goodwill for potential impairment.

At October 2, 2010, we had $70.8 million of goodwill, $19.9 million of purchased intangible assets and $90.3 million of property and equipment on our consolidated balance sheet. We performed our annual goodwill impairment testing at the beginning of the fourth quarter using the opening balance sheet as of the first day of the fourth fiscal quarter and noted no impairment. As noted in the valuation analysis discussion above, such analysis requires significant judgments and estimates to be made by management in particular related to the forecast. The assumed growth rates and gross margins as well as period expenses were determined based on internally developed forecasts considering our future plans. The assumptions used were management's best estimates based on projected results and market conditions as of the date of testing. Utilizing the Income Approach, we noted no impairment. Based on our evaluation, the fair values of each of the two operating segments significantly exceeded their carrying value. In order to test the sensitivity of these fair values, management further reviewed other scenarios relative to these assumptions to see if the resulting impact on fair values would have resulted in a different conclusion for the CLC and SLS reporting units. Sensitivity was applied to the discount rate used in the Income approach for both the CLC and SLS reporting units. The discount rate for the CLC and SLS reporting units could have been increased by more than 25% and still resulted in no impairment. Based on the outcome of this testing and sensitivity analysis, we decided it would not be necessary to utilize all three testing methods for this annual test.

As no impairment indicators were present during the fourth quarter of fiscal 2010, we believe these values remain recoverable.

It is reasonably possible that the estimates of anticipated future net revenue, the remaining estimated economic life of the products and technologies, or both, could differ from those used to assess the recoverability of these assets. In addition, if the price of our common stock were to significantly decrease combined with any other adverse change in market conditions, thus indicating that the underlying fair value of our reporting units or other long-lived assets may have decreased, we may be required to assess the recoverability of such assets in the period such circumstances are identified. In that event, additional impairment charges or shortened useful lives of certain long-lived assets may be required. Such testing was done on our long-lived assets and intangibles in the Step 1 testing discussed above, and no impairment was noted.

Inventory Valuation

We record our inventory at the lower of cost (computed on a first-in, first-out basis) or market. We write-down our inventory to its estimated market value based on assumptions about future demand and market conditions. Inventory write-downs are generally recorded within guidelines set by management when the inventory for a device exceeds 12 months of its demand and when individual parts have been in inventory for greater than 12 months. If actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required which could materially affect our future results of operations. Due to rapidly changing forecasts and orders, additional write-downs for excess or obsolete inventory, while not currently expected, could be required in the future. In the event that alternative future uses of fully written down inventories are identified, we may experience better than normal profit margins when such inventory is sold. Differences between actual results and previous estimates of excess and obsolete inventory could materially affect our future results of operations. We write-down our demo inventory by amortizing the cost of demo inventory over a twenty month period starting from the fourth month after such inventory is placed in service.

Warranty Reserves

We provide warranties on certain of our product sales and allowances for estimated warranty costs are recorded during the period of sale. The determination of such allowances requires us to make estimates of product return rates and expected costs to repair or replace the products under warranty. We currently establish warranty reserves based on historical warranty costs for each product line. The weighted average warranty period covered is approximately 15 months. If actual return rates and/or repair and replacement costs differ significantly from our estimates, adjustments to cost of sales may be required in future periods.

Stock-Based Compensation

We account for stock-based compensation using fair value. We estimate the fair value of stock options granted using the Black-Scholes Merton model. We use historical data to estimate pre-vesting option forfeitures and record stock-based compensation expense only for those awards that are expected to vest. We amortize the fair value of stock options on a straight-line basis over the requisite service periods of the awards, which are generally the vesting periods. We value restricted stock units using the intrinsic value method. We amortize the value of restricted stock units on a straight-line basis over the restriction period.

U.S. GAAP requires the use of option pricing models that were not developed for use in valuing employee stock options. The Black-Scholes option-pricing model was developed for use in estimating the fair value of short-lived exchange traded options that have no vesting restrictions and are fully transferable. In addition, option-pricing models require the input of highly subjective assumptions, including the options expected life, the expected price volatility of the underlying stock and an estimate of expected forfeitures. Our computation of expected volatility considers historical volatility and market-based implied volatility. Our estimate of expected forfeitures is based on historical employee data and could differ from actual forfeitures.

See Note 14 "Employee Stock Option and Benefit Plans" in the notes to the Consolidated Financial Statements for a description of our stock-based employee compensation plans and the assumptions we use to calculate the fair value of stock-based employee compensation.

Income Taxes

As part of the process of preparing our consolidated financial statements, we are required to estimate our income tax provision (benefit) in each of the jurisdictions in which we operate. This process involves us estimating our current income tax provision (benefit) together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheets.

We record a valuation allowance to reduce our deferred tax assets to an amount that more likely than not will be realized. While we have considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance, in the event we were to determine that we would be able to realize our deferred tax assets in the future in excess of our net recorded amount, an adjustment to the allowance for the deferred tax asset would increase income in the period such determination was made. Likewise, should we determine that we would not be able to realize all or part of our net deferred tax asset in the future, an adjustment to the valuation allowance for the deferred tax asset would be charged to income in the period such determination was made.

Federal income taxes have not been provided for on a portion of the unremitted earnings of foreign subsidiaries because such earnings are intended to be permanently reinvested. The total amount of unremitted earnings of foreign subsidiaries for which we have not yet recorded federal income taxes was approximately $129.4 million at fiscal 2010 year-end. In addition to federal income taxes (which are not practicably determinable), withholding taxes of approximately $5.9 million would be payable upon repatriation of such earnings which would result in additional foreign tax credits.

The "Worker, Homeownership and Business Assistance Act of 2009" was enacted on November 6, 2009. Under the Act, businesses with net operating losses for 2008 and 2009 may carry back those losses for up to five years. We elected to carry back the net operating loss generated in the tax year ended October 3, 2009 to the tax year ended September 30, 2006 and we received a refund of $2.7 million.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk disclosures

We are exposed to market risk related to changes in interest rates and foreign currency exchange rates. We do not use derivative financial instruments for speculative or trading purposes.

Interest rate sensitivity

A portion of our investment portfolio is composed of fixed income securities. These securities are subject to interest rate risk and will fall in value if market interest rates increase. If market interest rates were to increase immediately and uniformly by 10% from levels at fiscal 2010 year-end, the fair value of the portfolio, based on quoted market prices in active markets involving similar assets, would decline by an immaterial amount. We have the ability to generally hold our fixed income investments until maturity and therefore we would not expect our operating results or cash flows to be affected to any significant degree by the effect of a sudden change in market interest rates on our securities portfolio. If necessary, we may sell short-term investments prior to maturity to meet our liquidity needs.

At fiscal 2010 year-end, the fair value of our available-for-sale debt securities was $17.4 million, all of which was classified as short-term investments. Gross unrealized gains and losses on available-for-sale debt securities were $82,000 and ($2,000), respectively, at fiscal 2010 year-end. At fiscal 2009 year-end, the fair value of our available-for-sale debt securities was $41.2 million, all of which was classified as short-term investments. Gross unrealized gains and losses on available-for-sale debt securities were $19,000 and ($2,000), respectively, at fiscal 2009 year-end.

Foreign currency exchange risk

We maintain operations in various countries outside of the United States and have foreign subsidiaries that manufacture and sell our products in various global markets. The majority of our sales are transacted in U.S. dollars. However, we do generate revenues in other currencies, primarily the Euro and the Japanese Yen. As a result, our earnings and cash flows are exposed to fluctuations in foreign currency exchange rates. We attempt to limit these exposures through financial market instruments. We utilize derivative instruments, primarily forward contracts with maturities of two months or less, to manage our exposure associated with anticipated cash flows and net asset and liability positions denominated in foreign currencies. Gains and losses on the forward contracts are mitigated by gains and losses on the underlying instruments. We do not use derivative financial instruments for trading purposes.

We do not anticipate any material adverse effect on our consolidated financial position, results of operations or cash flows resulting from the use of these instruments. There can be no assurance that these strategies will be effective or that transaction losses can be minimized or forecasted accurately. If a financial counterparty to any of our hedging arrangements experiences financial difficulties or is otherwise unable to honor the terms of the foreign currency hedge, we may experience material financial losses. In the current economic environment, the risk of failure of a financial party remains high.

A hypothetical 10% change in foreign currency rates would not have a material impact on our results of operations or financial position.

The following table provides information about our foreign exchange forward contracts at October 2, 2010. The table presents the weighted average contractual foreign currency exchange rates, the value of the contracts in U.S. dollars at the contract exchange rate as of the contract maturity date and fair value. The U.S. notional fair value represents the contracted amount valued at October 2, 2010 rates.

Forward contracts to sell (buy) foreign currencies for U.S. dollars (in thousands, except contract rates):

	Average Contract Rate	U.S. Notional Contract Value	U.S. Notional Fair Value
Euro	1.2854	$(25,686)	$(27,320)
British Pound Sterling	1.5401	$5,746	$5,902
Japanese Yen	83.3150	$(4,843)	$(4,845)
Korean Won	1,169.2000	$2,559	$2,625
Chinese Renminbi	6.7625	$1,139	$1,152

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

See Item 15 (a) for an index to the Consolidated Financial Statements and Supplementary Financial Information, which are attached hereto and incorporated by reference herein. The financial statements and notes thereto can be found beginning on page 62 of this annual report.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

ITEM 9A. CONTROLS AND PROCEDURES

Management's Evaluation of Disclosure Controls and Procedures

We have evaluated the effectiveness of the design and operation of our disclosure controls and procedures; as such term is defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as of the end of the period covered by this Annual Report ("Evaluation Date"). The controls evaluation was done under the supervision and with the participation of management, including our Chief Executive Officer and Chief Financial Officer. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded as of the Evaluation Date that our disclosure controls and procedures were effective in providing reasonable assurance that information required to be disclosed by us in reports that we file or submit under the Securities Exchange Act of 1934, as amended, is (i) recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms and (ii) accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures.

Management's Report on Internal Control Over Financial Reporting

Management, including our Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Company.

Management assessed the effectiveness of our internal control over financial reporting as of October 2, 2010, utilizing the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in Internal Control-Integrated Framework. Based on the assessment by management, we determined that our internal control over financial reporting was effective as of October 2, 2010. The effectiveness of our internal control over financial reporting as of October 2, 2010 has been audited by Deloitte & Touche LLP, our independent registered public accounting firm, as stated in their report which appears below.

Inherent Limitations Over Internal Controls

Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company's internal control over financial reporting includes those policies and procedures that:

(i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the Company's assets;

(ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that the Company's receipts and expenditures are being made only in accordance with authorizations of the Company's management and directors; and

(iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Management, including our CEO and CFO, does not expect that the Company's internal controls will prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of internal controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected. Also, any evaluation of the effectiveness of controls in future periods are subject to the risk that those internal controls may become inadequate because of changes in business conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the quarter ended October 2, 2010 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Coherent, Inc.:

We have audited the internal control over financial reporting of Coherent, Inc. and its subsidiaries (collectively, the "Company") as of October 2, 2010, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of October 2, 2010, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended October 2, 2010, of the Company and our report dated December 14, 2010, expressed an unqualified opinion on those consolidated financial statements.

/s/ DELOITTE & TOUCHE LLP

San Jose, California
December 14, 2010

ITEM 9B. OTHER INFORMATION

Not applicable.

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

Certain information responsive to this item was filed by the Company in Amendment No. 1 to Form 10-K/A filed on January 31, 2011; this information can be found in the Company's proxy statement included with this annual report.

Business Conduct Policy

We have adopted a worldwide Business Conduct Policy that applies to the members of our Board of Directors, executive officers and other employees. This policy is posted on our Website at *www.coherent.com* and may be found as follows:

1. From our main Web page, first click on "Company" and then on "corporate governance."
2. Next, click on "Business Conduct Policy."

We intend to satisfy the disclosure requirement under Item 5.05 of Form 8-K regarding an amendment to, or waiver from, a provision of this Business Conduct Policy by posting such information on our Website, at the address and location specified above.

Stockholders may request free printed copies of our worldwide Business Conduct Policy from:

Coherent, Inc.
Attention: Investor Relations
5100 Patrick Henry Drive
Santa Clara, California 95054

Executive Officers

The name, age, position and a brief account of the business experience of our executive officers as of November 30, 2010 are set forth below:

Name	Age	Office Held
John R. Ambroseo, PhD	49	President and Chief Executive Officer
Helene Simonet	58	Executive Vice President and Chief Financial Officer
Mark Sobey, PhD	50	Executive Vice President and General Manager, Specialty Laser Systems
Luis Spinelli	62	Executive Vice President and Chief Technology Officer
Bret M. DiMarco	42	Executive Vice President, General Counsel and Corporate Secretary

John R. Ambroseo. Dr. Ambroseo has served as our President and Chief Executive Officer as well as a member of the Board of Directors since October 2002. Dr. Ambroseo served as our Chief Operating Officer from June 2001 through September 2002. Dr. Ambroseo served as our Executive Vice President and as President and General Manager of the Coherent Photonics Group from September 2000 to June 2001. From September 1997 to September 2000, Dr. Ambroseo served as our Executive Vice President and as President and General Manager of the Coherent Laser Group. From March 1997 to September 1997, Dr. Ambroseo served as our Scientific Business Unit Manager. From August 1988, when Dr. Ambroseo joined us, until March 1997, he served as a Sales Engineer, Product Marketing Manager, National Sales Manager and Director of European Operations. Dr. Ambroseo received a Bachelor degree from SUNY-College at Purchase and a PhD in Chemistry from the University of Pennsylvania.

Helene Simonet. Ms. Simonet has served as our Executive Vice President and Chief Financial Officer since April 2002. Ms. Simonet served as Vice President of Finance of our former Medical Group and Vice President of Finance, Photonics Division from December 1999 to April 2002. Prior to joining Coherent, she spent over twenty years in senior finance positions at Raychem Corporation's Division and Corporate organizations, including Vice President of Finance of the Raynet Corporation. Ms. Simonet has both Master's and Bachelor degrees from the University of Leuven, Belgium.

Mark Sobey. Dr. Sobey was appointed Executive Vice President of Coherent and General Manager of Specialty Laser Systems (SLS) in April 2010. He has served as Senior Vice President and General Manager for the SLS Business Group, which primarily serves the Microelectronics and Research markets, since joining Coherent in July 2007. Prior to Coherent, Dr. Sobey has spent over 20 years in the Laser and Fiber Optics Telecommunications industries, including roles as Senior Vice President Product Management at Cymer from January 2006 through June 2007 and previously as Senior Vice President Global Sales at JDS Uniphase through October 2005. He received his PhD in Engineering and BSc in Physics, both from the University of Strathclyde in Scotland.

Luis Spinelli. Mr. Spinelli has served as our Executive Vice President and Chief Technology Officer since February 2004. Mr. Spinelli joined the Company in May 1985 and has since held various engineering and managerial positions, including Vice President, Advanced Research from April 2000 to September 2002 and Vice President, Corporate Research from September 2002 to February 2004. Mr. Spinelli has led the Advanced Research Unit from its inception in 1998, whose charter is to identify and evaluate new and emerging technologies of interest for us across a range of disciplines in the laser field. Mr. Spinelli holds a degree in Electrical Engineering from the University of Buenos Aires, Argentina with post-graduate work at the Massachusetts Institute of Technology.

Bret M. DiMarco. Mr. DiMarco has served as our Executive Vice President and General Counsel since June 2006 and our Corporate Secretary since February 2007. From February 2003 until May 2006, Mr. DiMarco was a member and from October 1995 until January 2003 was an associate at Wilson Sonsini Goodrich & Rosati, P.C., a law firm. Mr. DiMarco received a Bachelor degree from the University of California at Irvine and a Juris Doctorate degree from the Law Center at the University of Southern California. He is also an adjunct professor of law at the University of California Hastings College of the Law, teaching corporate law and mergers & acquisitions.

ITEM 11. EXECUTIVE COMPENSATION

Information responsive to this item was filed by the Company in Amendment No. 1 to Form 10-K/A filed on January 31, 2011; this information can be found in the Company's proxy statement included with this annual report.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Information responsive to this item was filed by the Company in Amendment No. 1 to Form 10-K/A filed on January 31, 2011; this information can be found in the Company's proxy statement included with this annual report.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Information responsive to this item was filed by the Company in Amendment No. 1 to Form 10-K/A filed on January 31, 2011; this information can be found in the Company's proxy statement included with this annual report.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Principal Accounting Fees and Services

The following table sets forth fees for services provided by Deloitte & Touche LLP, the member firms of Deloitte Touche Tohmatsu, and their respective affiliates (collectively, "Deloitte") during fiscal years 2010 and 2009:

	2010	2009
Audit fees(1)	$1,440,000	$1,693,202
Audit-related fees	—	—
Tax fees	—	—
All other fees(2)	2,000	72,375
Total	$1,442,000	$1,765,577

(1) Represents fees for professional services provided in connection with the integrated audit of our annual financial statements and internal control over financial reporting and review of our quarterly financial statements, advice on accounting matters that arose during the audit and audit services provided in connection with other statutory or regulatory filings.

(2) Represents the annual subscription for access to the Deloitte Accounting Research Tool, which is a searchable on-line accounting database ($2,000) in both fiscal years, and due diligence associated with our acquisition activities in fiscal 2009.

Pre-Approval of Audit and Non-Audit Services

The Audit Committee has determined that the provision of non-audit services by Deloitte is compatible with maintaining Deloitte's independence. In accordance with its charter, the Audit Committee approves in advance all audit and non-audit services to be provided by Deloitte. In other cases, the Chairman of the Audit Committee has the delegated authority from the Committee to pre-approve certain additional services, and such pre-approvals are communicated to the full Committee at its next meeting. During fiscal year 2010, 100% of the services were pre-approved by the Audit Committee in accordance with this policy.

STATEMENT OF MANAGEMENT RESPONSIBILITY

Management is responsible for the preparation, integrity, and objectivity of the Consolidated Financial Statements and other financial information included in the Company's 2010 Annual Report on Form 10-K. The Consolidated Financial Statements have been prepared in conformity with U.S. generally accepted accounting principles and reflect the effects of certain estimates and judgments made by management. It is critical for investors and other users of the Consolidated Financial Statements to have confidence that the financial information that we provide is timely, complete, relevant and accurate

Management, with oversight by the Company's Board of Directors, has established and maintains a corporate culture that requires that the Company's affairs be conducted to the highest standards of business ethics and conduct. Management also maintains a system of internal control that is designed to provide reasonable assurance that assets are safeguarded and that transactions are properly recorded and executed in accordance with management's authorization. This system is regularly monitored through direct management review, as well as extensive audits conducted by internal auditors throughout the organization.

Our Consolidated Financial Statements as of and for the year ended October 2, 2010 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm. Their audit was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and included an integrated audit under such standards.

The Audit Committee of the Board of Directors meets regularly with management, the internal auditors and the independent registered public accounting firm to review accounting, reporting, auditing and internal control matters. The Audit Committee has direct and private access to both internal and external auditors.

See Item 9A for Management's Report on Internal Control Over Financing Reporting.

We are committed to enhancing shareholder value and fully understand and embrace our fiduciary oversight responsibilities. We are dedicated to ensuring that our high standards of financial accounting and reporting as well as our underlying system of internal controls are maintained. Our culture demands integrity and we have the highest confidence in our processes, internal controls, and people, who are objective in their responsibilities and operate under the highest level of ethical standards.

/s/ JOHN R. AMBROSEO	/s/ HELENE SIMONET
John R. Ambroseo	Helene Simonet
President and Chief Executive Officer	*Executive Vice President and Chief Financial Officer*

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Coherent, Inc.:

We have audited the accompanying consolidated balance sheets of Coherent, Inc. and its subsidiaries (collectively, the "Company") as of October 2, 2010 and October 3, 2009, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended October 2, 2010. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of October 2, 2010 and October 3, 2009, and the results of its operations and its cash flows for each of the three years in the period ended October 2, 2010, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of October 2, 2010, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated December 14, 2010 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ DELOITTE & TOUCHE LLP

San Jose, California
December 14, 2010

COHERENT, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In thousands, except par value)

	October 2, 2010	October 3, 2009
ASSETS		
Current assets:		
Cash and cash equivalents	**$245,380**	$199,950
Restricted cash	**625**	—
Short-term investments	**17,391**	43,685
Accounts receivable—net of allowances of $1,655 in 2010 and $2,147 in 2009	**110,211**	74,235
Inventories	**113,858**	97,767
Prepaid expenses and other assets	**35,002**	38,969
Deferred tax assets	**20,050**	28,164
Total current assets	**542,517**	482,770
Property and equipment, net	**90,339**	98,792
Goodwill	**70,796**	66,967
Intangible assets, net	**19,931**	19,738
Other assets	**79,521**	85,337
Total assets	**$803,104**	$753,604
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Current portion of long-term obligations	**$18**	$9
Accounts payable	**39,737**	21,639
Income taxes payable	**4,267**	1,953
Other current liabilities	**87,898**	62,741
Total current liabilities	**131,920**	86,342
Long-term obligations	**33**	6
Other long-term liabilities	**79,688**	91,685
Commitments and contingencies (Note 12)		
Stockholders' equity:		
Common stock, par value $.01:		
Authorized—500,000 shares;		
Outstanding—24,554 shares in 2010 and 24,455 shares in 2009	**245**	244
Additional paid-in capital	**186,078**	188,918
Accumulated other comprehensive income	**62,084**	80,269
Retained earnings	**343,056**	306,140
Total stockholders' equity	**591,463**	575,571
Total liabilities and stockholders' equity	**$803,104**	$753,604

See accompanying Notes to Consolidated Financial Statements.

COHERENT, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share data)

	Year Ended		
	October 2, 2010	**October 3, 2009**	**September 27, 2008**
Net sales	**$605,067**	$435,882	$599,262
Cost of sales	**344,256**	274,772	347,356
Gross profit	**260,811**	161,110	251,906
Operating expenses:			
Research and development	**72,354**	61,417	74,287
Selling, general and administrative	**123,575**	108,098	146,376
Impairment of goodwill	—	19,286	—
Amortization of intangible assets	**8,002**	7,466	8,651
Total operating expenses	**203,931**	196,267	229,314
Income (loss) from operations	**56,880**	(35,157)	22,592
Other income (expense):			
Interest and dividend income	**1,871**	2,485	10,876
Interest expense	**(256)**	(228)	(152)
Other—net	**(516)**	(2,955)	3,971
Total other income (expense), net	**1,099**	(698)	14,695
Income (loss) before income taxes	**57,979**	(35,855)	37,287
Provision for (benefit from) income taxes	**21,063**	(536)	13,884
Net income (loss)	**$36,916**	$(35,319)	$23,403
Net income (loss) per share:			
Basic	**$1.49**	$(1.45)	$0.85
Diluted	**$1.47**	$(1.45)	$0.83
Shares used in computation:			
Basic	**24,718**	24,281	27,505
Diluted	**25,091**	24,281	28,054

See accompanying Notes to Consolidated Financial Statements.

COHERENT, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

Three Years in the Period Ended October 2, 2010

(In thousands)

	Common Stock Shares	Common Stock Par Value	Add. Paid-in Capital	Accum. Other Comp. Income	Retained Earnings	Total
Balances, September 29, 2007	**31,552**	**$313**	**$380,516**	**$70,672**	**$319,485**	**$770,986**
Components of comprehensive income:						
Net income	—	—	—	—	23,403	23,403
Translation adjustment, net of tax	—	—	—	8,247	—	8,247
Unrealized gain on available for sale securities, net of tax	—	—	—	165	—	165
Net loss realized on derivative instruments, net of tax	—	—	—	5	—	5
Total comprehensive income						31,820
Amortization, issuance and forfeitures of restricted stock	(32)	1	(884)	—	—	(883)
Sales of shares under Employee Stock Option Plan	643	7	16,501	—	—	16,508
Stock-based compensation	—	—	8,982	—	—	8,982
Tax benefit from employee stock options	—	—	665	—	—	665
Repurchases of Common Stock	(7,972)	(80)	(228,134)	—	—	(228,214)
Cumulative effect of adoption of tax accounting standard	—	—	—	—	(1,429)	(1,429)
Balances, September 27, 2008	**24,191**	**$241**	**$177,646**	**$79,089**	**$341,459**	**$598,435**
Components of comprehensive income:						
Net loss	—	—	—	—	(35,319)	(35,319)
Translation adjustment, net of tax	—	—	—	1,156	—	1,156
Unrealized gain on available for sale securities, net of tax	—	—	—	16	—	16
Net loss realized on derivative instruments, net of tax	—	—	—	8	—	8
Total comprehensive loss						(34,139)
Amortization, issuance and forfeitures of restricted stock	31	1	(725)	—	—	(724)
Sales of shares under Employee Stock Option Plan	9	—	226	—	—	226
Sales of shares under Employee Stock Purchase Plan	224	2	4,445	—	—	4,447
Stock-based compensation	—	—	7,326	—	—	7,326
Balances, October 3, 2009	**24,455**	**$244**	**$188,918**	**$80,269**	**$306,140**	**$575,571**
Components of comprehensive income:						
Net income	—	—	—	—	36,916	36,916
Translation adjustment, net of tax	—	—	—	(18,259)	—	(18,259)
Unrealized loss on available for sale securities, net of tax	—	—	—	(11)	—	(11)
Net loss realized on derivative instruments, net of tax	—	—	—	85	—	85
Total comprehensive income						18,731
Amortization, issuance and forfeitures of restricted stock	60	1	(1,212)	—	—	(1,211)
Sales of shares under Employee Stock Option Plan	1,005	10	29,189	—	—	29,199
Sales of shares under Employee Stock Purchase Plan	230	2	4,237	—	—	4,239
Repurchases of Common Stock	(1,196)	(12)	(43,323)	—	—	(43,335)
Stock-based compensation	—	—	8,269	—	—	8,269
Balances, October 2, 2010	**24,554**	**$245**	**$186,078**	**$62,084**	**$343,056**	**$591,463**

See accompanying Notes to Consolidated Financial Statements

COHERENT, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Year Ended		
	October 2, 2010	**October 3, 2009**	**September 27, 2008**
Cash flows from operating activities:			
Net income (loss)	**$36,916**	$(35,319)	$23,403
Adjustments to reconcile net income to net cash provided by operating activities:			
Non-cash restructuring and other charges (recoveries)	**4,256**	(356)	3,111
Depreciation and amortization	**21,657**	19,194	23,319
Amortization of intangible assets	**8,002**	7,466	8,651
Impairment of goodwill	**—**	19,286	—
Stock-based compensation	**8,286**	7,415	8,809
Excess tax benefit from stock-based compensation arrangements	**(934)**	(9)	(749)
Tax benefit from employee stock options	**—**	—	665
Deferred income taxes	**13,287**	(12,224)	(1,642)
Loss on disposal of property and equipment	**334**	594	417
Other non-cash expense	**164**	128	208
Changes in assets and liabilities, net of effect of acquisitions:			
Accounts receivable	**(33,674)**	24,854	9,049
Inventories	**(14,607)**	21,412	(6,491)
Prepaid expenses and other assets	**(9,247)**	2,302	7,019
Other assets	**67**	6,245	2,902
Accounts payable	**15,122**	(4,172)	(1,085)
Income taxes payable/receivable	**6,454**	1,481	1,717
Other current liabilities	**22,838**	(13,848)	(8,837)
Other long-term liabilities	**(108)**	(5,400)	(2,104)
Net cash provided by operating activities	**78,813**	39,049	68,362
Cash flows from investing activities:			
Purchases of property and equipment	**(15,139)**	(21,627)	(22,612)
Proceeds from dispositions of property and equipment	**2,144**	1,604	12,863
Purchases of available-for-sale securities	**(108,688)**	(106,856)	(109,846)
Proceeds from sales and maturities of available-for-sale securities	**133,087**	67,435	151,362
Acquisition of businesses, net of cash acquired	**(20,745)**	—	—
Investment in SiOnyx	**(2,000)**	—	—
Change in restricted cash	**(625)**	2,521	(109)
Proceeds from sale of CIOL	**—**	—	6,519
Other-net	**38**	(25)	—
Net cash provided by (used in) investing activities	**(11,928)**	(56,948)	38,177

(continued)

	Year Ended		
	October 2, 2010	October 3, 2009	September 27, 2008
Cash flows from financing activities:			
Short-term borrowings	**$—**	$8	$371
Short-term repayments	**—**	(8)	(370)
Cash overdrafts decrease	**—**	(470)	(855)
Repayments of capital lease obligations	**(19)**	(8)	(9)
Repurchase of common stock	**(43,335)**	—	(228,214)
Issuance of common stock under employee stock option and purchase plans	**33,438**	4,674	16,509
Excess tax benefits from stock-based compensation arrangements	**934**	9	749
Net settlement of restricted common stock	**(1,211)**	—	—
Net cash provided by (used in) financing activities	**(10,193)**	4,205	(211,819)
Effect of exchange rate changes on cash and cash equivalents	**(11,262)**	(182)	3,179
Net increase (decrease) in cash and cash equivalents	**45,430**	(13,876)	(102,101)
Cash and cash equivalents, beginning of year	**199,950**	213,826	315,927
Cash and cash equivalents, end of year	**$245,380**	$199,950	$213,826
Supplemental disclosure of cash flow information:			
Cash paid during the year for:			
Interest	**$223**	$194	$577
Income taxes	**$12,642**	$22,024	$18,781
Cash received during the year for:			
Income taxes	**$9,213**	$10,333	$4,213
Noncash investing and financing activities:			
Unpaid property and equipment purchases	**$2,076**	$696	$1,052
Assets acquired under capital leases	**$43**	$—	$—

(concluded)

See accompanying Notes to Consolidated Financial Statements

COHERENT, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. DESCRIPTION OF BUSINESS

Founded in 1966, Coherent, Inc. provides photonics-based solutions in a broad range of commercial and scientific research applications. We design, manufacture, service and market lasers, laser tools and related accessories for a diverse group of customers. Headquartered in Santa Clara, California, we have worldwide operations including research and development, manufacturing, sales, service and support capabilities.

2. SIGNIFICANT ACCOUNTING POLICIES

Fiscal Year

Our fiscal year ends on the Saturday closest to September 30. Fiscal years 2010, 2009 and 2008 ended on October 2, October 3, and September 27, respectively, and are referred to in these financial statements as fiscal 2010, fiscal 2009, and fiscal 2008 for convenience. Fiscal 2009 included 53 weeks; fiscal 2010 and 2008 included 52 weeks. The fiscal years of the majority of our international subsidiaries end on September 30. Accordingly, the financial statements of these subsidiaries as of that date and for the years then ended have been used for our consolidated financial statements. Management believes that the impact of the use of different year-ends is immaterial to our consolidated financial statements taken as a whole.

Use of Estimates

The preparation of consolidated financial statements in conformity with Generally Accepted Accounting Principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Basis of Presentation

The consolidated financial statements include the accounts of Coherent, Inc. and its majority-owned subsidiaries (collectively, "the Company", "we", "our", or "Coherent"). Intercompany balances and transactions have been eliminated. Investments in business entities in which we do not have control, but have the ability to exercise significant influence over operating and financial policies (generally 20-50% ownership) are accounted for by the equity method.

Fair Value of Financial Instruments

The carrying amounts of certain of our financial instruments including cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate fair value due to their short maturities. Short-term investments are comprised of available-for-sale securities, which are carried at fair value. Other non-current assets include trading securities related to our deferred compensation plans, which are carried at fair value. The recorded carrying amount of our long-term obligations approximates fair value at fiscal 2010 and 2009 year-ends. Foreign exchange contracts are stated at fair value based on prevailing financial market information.

Cash Equivalents

All highly liquid investments with maturities of three months or less at the time of purchase are classified as cash equivalents.

Concentration of Credit Risk

Financial instruments that may potentially subject us to concentrations of credit risk consist principally of cash equivalents, short-term investments and accounts receivable. At fiscal 2010 year-end, the majority of our short-term investments are in bank certificates of deposit, federal agency obligations and money market funds. Cash equivalents and short-term investments are maintained with several financial institutions and may exceed the amount of insurance provided on such balances. The majority of our accounts receivable are derived from sales to customers for commercial applications. We perform ongoing credit evaluations of our customers' financial condition and limit the amount of credit extended when deemed necessary but generally require no collateral. We maintain reserves for potential credit losses. Our products are broadly distributed and there were no customers who accounted for more than 10% of accounts receivable at fiscal 2010 or fiscal 2009 year-end.

Accounts Receivable Allowances

Accounts receivable allowances reflect our best estimate of probable losses inherent in our accounts receivable balances. We regularly review allowances by considering factors such as historical experience, credit quality, the age of the accounts receivable balances and current economic conditions that may affect a customer's ability to pay.

Activity in accounts receivable allowance is as follows (in thousands):

	Fiscal year-end		
	2010	**2009**	**2008**
Beginning balance	**$2,147**	$2,494	$2,918
Additions charged to expenses	**349**	1,974	1,246
Accruals resulting from acquisitions	**33**	—	—
Deductions from reserves	**(874)**	(2,321)	(1,670)
Ending balance	**$1,655**	$2,147	$2,494

Inventories

Inventories are stated at the lower of cost (first-in, first-out) or market. Inventories are as follows (in thousands):

	Fiscal year-end	
	2010	**2009**
Purchased parts and assemblies	**$38,449**	$30,945
Work-in-process	**40,010**	30,680
Finished goods	**35,399**	36,142
Inventories	**$113,858**	$97,767

Property and Equipment

Property and equipment are stated at cost and are depreciated or amortized using the straight-line method. Cost, accumulated depreciation and amortization, and estimated useful lives are as follows (dollars in thousands):

	Fiscal year-end		
	2010	**2009**	**Useful Life**
Land	**$6,100**	$6,281	
Buildings and improvements	**60,350**	71,159	5-40 years
Equipment, furniture and fixtures	**187,240**	184,282	3-10 years
Leasehold improvements	**18,437**	16,525	Lesser of useful life or terms of leases
	272,127	278,247	
Accumulated depreciation and amortization	**(181,788)**	(179,455)	
Property and equipment, net	**$90,339**	$98,792	

Asset Retirement Obligations

The fair value of a liability for an asset retirement obligation is recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The fair value of the liability is added to the carrying amount of the associated asset and this additional carrying amount is depreciated over the life of the asset. All of our existing asset retirement obligations are associated with commitments to return the property to its original condition upon lease termination at various sites and costs to clean up and dispose of certain fixed assets at our Finland site. We estimated that as of fiscal 2010 year-end, gross expected future cash flows of $2.1 million would be required to fulfill these obligations.

The following table reconciles changes in our asset retirement liability for fiscal 2010 and 2009 (in thousands):

Asset retirement liability as of September 27, 2008	$1,464
Adjustment to asset retirement obligations recognized	36
Accretion recognized	112
Changes due to foreign currency exchange	67
Asset retirement liability as of October 3, 2009	1,679
Adjustment to asset retirement obligations recognized	(29)
Accretion recognized	93
Changes due to foreign currency exchange	(6)
Asset retirement liability as of October 2, 2010	$1,737

At October 2, 2010, $328,000 of the asset retirement liability is reported in other current liabilities and $1,409,000 is reported in other long-term liabilities on our consolidated balance sheets. At October 3, 2009, $337,000 of the asset retirement liability is reported in other current liabilities and $1,342,000 is reported in other long-term liabilities on our consolidated balance sheets.

Long-lived Assets

We evaluate the carrying value of long-lived assets, including intangible assets, whenever events or changes in business circumstances or our planned use of long-lived assets indicate that their carrying amounts may not be fully recoverable or that their useful lives are no longer appropriate. Reviews are performed to determine whether the carrying values of long-lived assets are impaired based on a comparison to the undiscounted expected future net cash flows. If the comparison indicates that impairment exists, long-lived assets that are classified as held and used are written down to their respective fair values. When long-lived assets are classified as held for sale, they are written down to their respective fair values less costs to sell. Significant management judgment is required in the forecast of future operating results that is used in the preparation of expected undiscounted cash flows. For fiscal years 2010, 2009 and 2008, there were no significant asset impairments recorded.

Goodwill

Goodwill is tested for impairment on an annual basis and between annual tests in certain circumstances, and written down when impaired (see Note 8). Goodwill is tested for impairment by comparing the respective fair value with the respective carrying value of the reporting unit. Fair value is determined using the Income Approach (discounted cash flow approach) valuation methodology. Absent any impairment indicators, we perform our annual impairment tests at the beginning of the fourth quarter of each fiscal year using opening balance sheet as of the first day of the fourth fiscal quarter, with any resulting impairment recorded in the fourth quarter of the fiscal year.

Intangible Assets

Intangible assets, including acquired existing technology, patents, customer lists, order backlog, trade name, non-compete agreements, production know-how and in-process research and development are amortized on a straight-line basis over estimated useful lives of one year to fifteen years.

Warranty Reserves

We provide warranties on certain of our product sales and reserves for estimated warranty costs are recorded during the period of sale. The determination of such reserves requires us to make estimates of product return rates and expected costs to repair or replace the products under warranty. We currently establish warranty reserves based on historical warranty costs for each product line. The weighted average warranty period covered is approximately 15 months. If actual return rates and/or repair and replacement costs differ significantly from our estimates, adjustments to cost of sales may be required in future periods.

Components of the reserve for warranty costs during fiscal 2010, 2009 and 2008 were as follows (in thousands):

	Fiscal		
	2010	**2009**	**2008**
Beginning balance	**$10,211**	$13,214	$13,660
Additions related to current period sales	**20,466**	12,573	21,872
Warranty costs incurred in the current period	**(17,450)**	(15,461)	(22,287)
Accruals resulting from acquisitions	**160**	—	—
Adjustments to accruals related to prior period sales	**112**	(115)	(31)
Ending balance	**$13,499**	$10,211	$13,214

Revenue Recognition

We recognize revenue when all four revenue recognition criteria have been met: persuasive evidence of an arrangement exists, the product has been delivered or the service has been rendered, the price is fixed or determinable and collection is reasonably assured. Revenue from product sales is recorded when all of the foregoing conditions are met and risk of loss and title passes to the customer. Sales to customers are generally not subject to any price protection or return rights.

The vast majority of our sales are made to original equipment manufacturers ("OEMs"), distributors, resellers and end-users in the non-scientific market. Sales made to these customers do not require installation of the products by us and are not subject to other post-delivery obligations, except in occasional instances where we have agreed to perform installation or provide training. In those instances, we defer revenue related to installation services or training until these services have been rendered. We allocate revenue from multiple element arrangements to the various elements based upon relative fair values.

Our sales to distributors, resellers and end-user customers typically do not have customer acceptance provisions and only certain of our sales to OEM customers have customer acceptance provisions. Customer acceptance is generally limited to performance under our published product specifications. For the few product sales that have customer acceptance provisions because of higher than published specifications, (1) the products are tested and accepted by the customer at our site or by the customer's acceptance of the results of our testing program prior to shipment to the customer, or (2) the revenue is deferred until customer acceptance occurs.

Sales to end-users in the scientific market typically require installation and, thus, involve post-delivery obligations; however, our post-delivery installation obligations are not essential to the functionality of our products. We defer revenue related to installation services until completion of these services.

For most products, training is not provided; therefore, no post-delivery training obligation exists. However, when training is provided to our customers, it is typically priced separately and is recognized as revenue as these services are provided.

We record taxes collected on revenue-producing activities on a net basis.

Research and Development

Research and development expenses include salaries, contractor and consultant fees, supplies and materials, as well as costs related to other overhead such as depreciation, facilities, utilities and other departmental expenses. The costs we incur with respect to internally developed technology and engineering services are included in research and development expenses as incurred as they do not directly relate to any particular licensee, license agreement or license fee.

We treat third party and government funding of our research and development activity, where we are the primary beneficiary of such work conducted, as a credit to research and development cost. Amounts offset against research and development costs were not material in any of the periods presented.

Foreign Currency Translation

The functional currencies of our foreign subsidiaries are generally their respective local currencies. Accordingly, gains and losses from the translation of the financial statements of the foreign subsidiaries are reported as a separate component of accumulated other comprehensive income ("OCI"). Foreign currency transaction gains and losses are included in earnings.

Derivatives

U.S. GAAP requires that all derivatives, whether designated in hedging relationships or not, be recorded on the balance sheet at fair value. If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and of the hedged item attributable to the hedged risk are recognized in earnings. If the derivative is designated as a cash flow hedge, the effective portions of the changes in the fair value of the derivative are recorded in OCI and are recognized in the income statement when the hedged item affects earnings. Ineffective portions of changes in the fair value of cash flow hedges are recognized in other income (expense).

Our objective of holding derivatives is to minimize the risks of foreign currency fluctuation by using the most effective methods to eliminate or reduce the impact of these exposures. Principal currencies hedged include the Euro, Japanese Yen, British Pound, Korean Won, Chinese Renminbi and Canadian dollar.

For foreign currency forward contracts, hedge effectiveness is measured by comparing the cumulative change in the hedge contract with the cumulative change in the hedged item, both of which are based on forward rates. For foreign currency option contracts, hedge effectiveness is asserted when the critical elements representing the total changes in the option's cash flows continue to match the related elements of the hedged forecasted transaction. Should discrepancies arise, effectiveness is measured by comparing the change in option value and the change in value of a hypothetical derivative mirroring the critical elements of the forecasted transaction.

Forwards not designated as hedging instruments are also used to hedge the impact of the variability in exchange rates on accounts receivable and collections denominated in certain foreign currencies. Our forward contracts have maturities of two months or less and changes in fair value of these derivatives are recognized in other income (expense).

Comprehensive Income (Loss)

Comprehensive income (loss) is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources and is presented in our Consolidated Statements of Stockholders' Equity and in Note 15, "Accumulated Other Comprehensive Income (Loss)."

Earnings Per Share

Basic earnings per share is computed based on the weighted average number of shares outstanding during the period, excluding unvested restricted stock. Diluted earnings per share is computed based on the weighted average number of shares outstanding during the period increased by the effect of dilutive employee stock awards, including stock options, restricted stock awards and stock purchase contracts, using the treasury stock method.

The following table presents information necessary to calculate basic and diluted earnings (loss) per share (in thousands, except per share data):

	Fiscal		
	2010	**2009**	**2008**
Weighted average shares outstanding—basic (1)	**24,718**	24,281	27,505
Dilutive effect of employee awards	**373**	—	549
Weighted average shares outstanding—diluted	**25,091**	24,281	28,054
Net income (loss)	**$36,916**	$(35,319)	$23,403
Net income (loss)—basic	**$1.49**	$(1.45)	$0.85
Net income (loss)—diluted	**$1.47**	$(1.45)	$0.83

(1) Net of unvested restricted stock

A total of 1,221,143, 2,880,395 and 2,265,373 potentially dilutive securities have been excluded from the dilutive share calculation for fiscal 2010, 2009 and 2008, respectively, as their effect was anti-dilutive.

Stock-Based Compensation

We account for stock-based compensation using the fair value of the awards granted. We estimate the fair value of stock options granted using the Black-Scholes Merton model. We use historical data to estimate pre-vesting option forfeitures and record stock-based compensation expense only for those awards that are expected to vest. We amortize the fair value of stock options on a straight-line basis over the requisite service periods of the awards, which are generally the vesting periods. We value restricted stock units using the intrinsic value method. We amortize the value of restricted stock units on a straight-line basis over the restriction period. See Note 14 "Employee Stock Option and Benefit Plans" for a description of our stock-based employee compensation plans and the assumptions we use to calculate the fair value of stock-based employee compensation.

Shipping and Handling Costs

We record costs related to shipping and handling of revenue in cost of sales for all periods presented.

Advertising Costs

Advertising costs are expensed as incurred and were $2.6 million, $2.2 million and $2.3 million in fiscal 2010, fiscal 2009 and fiscal 2008, respectively.

Income Taxes

As part of the process of preparing our consolidated financial statements, we are required to estimate our income tax provision (benefit) in each of the jurisdictions in which we operate. This process involves us estimating our current income tax provision (benefit) together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheets.

We record a valuation allowance to reduce our deferred tax assets to an amount that more likely than not will be realized. While we have considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance, in the event we were to determine that we would be able to realize our deferred tax assets in the future in excess of our net recorded amount, an adjustment to the allowance for the deferred tax asset would increase income in the period such determination was made. Likewise, should we determine that we would not be able to realize all or part of our net deferred tax asset in the future, an adjustment to the allowance for the deferred tax asset would be charged to income in the period such determination was made.

Federal income taxes have not been provided for on a portion of the unremitted earnings of foreign subsidiaries because such earnings are intended to be permanently reinvested. The total amount of unremitted earnings of foreign subsidiaries for which we have not yet recorded federal income taxes was approximately $129.4 million at fiscal 2010 year-end. In addition to federal income taxes (which are not practicably determinable), withholding taxes of approximately $5.9 million at fiscal 2010 year-end would be payable upon repatriation of such earnings which would result in additional foreign tax credits.

Adoption of New Accounting Pronouncements

In December 2007 the Financial Accounting Standards Board ("FASB") revised the authoritative guidance for business combinations. The revised guidance retains the fundamental requirements of the original pronouncement requiring that the purchase method be used for all business combinations, however these rules, (including additional guidance issuance after December 2007), change certain elements of accounting for business combinations such as:

- The acquisition date is the date that the acquirer achieves control.
- Acquisition related costs are recognized separately from the acquisition and recorded as an expense.
- Assets acquired and liabilities assumed in a business combination that arise from contingencies are recognized at fair value if fair value can be reasonably estimated; if fair value cannot be reasonably estimated during the measurement period, the contingent asset or liability is recognized in accordance with the guidance on contingencies.

We adopted this guidance for acquisitions completed after October 4, 2009, the beginning of our fiscal year 2010. The impact of adoption will be largely dependent on the size and nature of the business combinations completed.

In February 2008, the FASB issued guidance which delayed the effective date regarding fair value measurements and disclosures of nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis. We adopted this update for fiscal year 2010. The adoption of this standard did not have a material impact on our consolidated financial position, results of operations and cash flows.

In 2008, the FASB issued new requirements regarding the determination of the useful lives of intangible assets and accounting for acquired defensive assets. This guidance amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible; an entity needs to consider its own historical experience adjusted for entity specific factors. In the absence of that experience, an entity shall consider the assumptions that market participants would use about renewal or extension options. Defensive assets should be assigned useful lives based on the period during which the asset would diminish in value. We adopted this guidance for our fiscal year 2010 and it is being applied prospectively to intangible assets as we make acquisitions.

In January 2010, the FASB issued an accounting standard update amending the disclosure requirements for financial instruments under fair value. New disclosures required include the amount of significant transfers in and out of levels 1 and 2 fair value measurements and the reasons for the transfers. In addition, the reconciliation for level 3 activity will be required on a gross rather than net basis. The update provides additional guidance related to the level of disaggregation in determining classes of assets and liabilities and disclosures about inputs and valuation techniques. We adopted this guidance for our fiscal quarter beginning January 3, 2010 and it did not have an impact on our consolidated financial position, results of operations and cash flows.

Recently Issued Accounting Pronouncements

In June 2009, the FASB issued amendments to the accounting rules for variable interest entities (VIEs) and for transfers of financial assets. The new guidance eliminates the quantitative approach previously required for determining the primary beneficiary of a variable interest entity and requires ongoing qualitative reassessments of whether an enterprise is the primary beneficiary. The determination of whether a company is required to consolidate an entity is based on, among other things, an entity's purpose and design and a company's ability to direct the activities of the entity that most significantly impact the entity's economic performance. In addition, qualifying special purpose entities ("QSPE") are no longer exempt from consolidation under the amended guidance. The amendments also limit the circumstances in which a financial asset, or a portion of a financial asset, should be derecognized when the transferor has not transferred the entire original financial asset to an entity that is not consolidated with the transferor in the financial statements being presented, and/or when the transferor has continuing involvement with the transferred financial asset. These pronouncements are effective for our first quarter of fiscal year 2011. We do not expect them to have a material impact on our consolidated financial position, results of operations and cash flows.

In September 2009, the FASB issued a standard which modifies the revenue recognition guidance for arrangements that involve the delivery of multiple elements, such as product, software, services or support, to a customer at different times as part of a single revenue generating transaction. This standard provides principles and application guidance to determine whether multiple deliverables exist, how the individual deliverables should be separated and how to allocate the revenue in the arrangement among those separate deliverables. The standard also expands the disclosure requirements for multiple deliverable revenue arrangements. We will adopt this standard on a prospective basis for our first quarter of fiscal year 2011 and do not expect it to have a material impact on our consolidated financial position, results of operations and cash flows.

In July 2010, the FASB issued an accounting standard update defining a milestone and determining what criteria must be met to apply the milestone method of revenue recognition for research or development transactions. The update provides guidance on the criteria which must be met to determine if the milestone method of revenue recognition is appropriate, whether a milestone is substantive and the disclosures that must be made if the method is elected. This standard should be applied on a prospective basis for milestones reached in fiscal years, and interim periods within those years, beginning on or after June 15, 2010. We will adopt this standard on a prospective basis for our first quarter of fiscal year 2011 and do not expect it to have a material impact on our consolidated financial position, results of operations and cash flows.

3. RESTRUCTURING ACTIVITIES

On April 16, 2008, we announced that we entered into an agreement to sell certain assets of our Auburn Optics ("Auburn") manufacturing operation to Research Electro-Optics, Inc. ("REO"), a privately held optics manufacturing and technology company. We also entered into a strategic supply agreement with REO. REO is providing optical manufacturing capabilities for us, including fabrication and coating of optical components. The transition of the optics manufacturing assets from Auburn to REO was completed in fiscal 2009. The transition resulted in charges primarily for employee terminations, supplier qualification, moving costs for related equipment, and other exit related costs associated with a plan approved by management.

During fiscal 2008, we consolidated our German DPSS manufacturing into our Lübeck, Germany site. The transfer was completed in our fourth quarter of fiscal 2008. On October 13, 2008, we announced the consolidation of the remainder of our Munich facility into our Göttingen site. The transfer was completed in our third quarter of fiscal 2009. The consolidation and transfers resulted in charges primarily for employee terminations, other exit related costs associated with a plan approved by management and a grant repayment liability.

During the second quarter of fiscal 2009, we announced our plans to close our facilities in Tampere, Finland and St. Louis, Missouri. The closure of our St. Louis site was completed in the fourth quarter of fiscal 2009. The closure of our Finland site was scheduled for completion by the end of fiscal 2010, but we delayed the closure due to increased demand for products manufactured in Finland. We currently anticipate exiting the facility in the third quarter of fiscal 2011. These closure plans have resulted in charges primarily for employee termination and other exit related costs associated with a plan approved by management.

During the first quarter of fiscal 2010, we acquired the assets and certain liabilities of StockerYale, Inc's laser module product line in Montreal, Canada and began to transition those activities to other Coherent facilities in Salem, Massachusetts, Wilsonville, Oregon and Sunnyvale, California. The transfer is scheduled to be completed by the end of March 2011. These closure plans have resulted in charges primarily for employee termination and other exit related costs associated with a plan approved by management.

Restructuring charges in fiscal 2010 and 2009 are recorded in cost of sales, research and development and selling, general and administrative expenses in our consolidated statements of operations.

The following table presents our current liability as accrued on our balance sheets for restructuring charges. The table sets forth an analysis of the components of the restructuring charges and payments and other deductions made against the accrual for fiscal 2010 and 2009 (in thousands):

	Severance Related	Facilities Related Charges	Other Restructuring Costs	Total
Balance, September 27, 2008	$2,581	$19	$987	$3,587
Provision	8,302	3,508	3,627	15,437
Payments and other	(10,395)	(3,170)	(3,807)	(17,372)
Balance, October 3, 2009	488	357	807	1,652
Provision	1,411	3,823	3,134	8,368
Payments and other	(987)	(4,163)	(2,638)	(7,788)
Balance, October 2, 2010	$912	$17	$1,303	$2,232

The current year severance related costs are primarily comprised of severance pay, outplacement services, medical and other related benefits for employees being terminated due to the transition of activities out of Tampere, Finland and Montreal, Canada. The remaining severance related restructuring accrual balance of approximately $0.9 million at October 2, 2010 is expected to result in cash expenditures through the third quarter of fiscal 2011. The current year facilities related charges are primarily related to a loss on the sale of our Finland facility. The other restructuring costs are primarily for a grant repayment liability and other exit related costs associated with a plan approved by management.

4. BUSINESS COMBINATIONS

Beam Dynamics, Inc.

On April 29, 2010, we acquired Beam Dynamics, Inc. for $5.9 million in cash as allocated below and $0.3 million in deferred compensation related to an employment contract, which will be recognized in expense as earned. Beam Dynamics manufactures flexible laser cutting tools for the materials processing market. Beam Dynamics has been included in our Commercial Lasers and Components segment.

Our preliminary allocation of the purchase price is as follows (in thousands):

Tangible assets	$1,132
Goodwill	3,841
Intangible assets:	
Existing technology	2,130
In-process R&D	650
Customer lists	360
Trade name	140
Order backlog	30
Non-compete agreements	10
Liabilities assumed	(2,371)
Total	$5,922

The goodwill recognized from this acquisition resulted primarily from access to anticipated growth in the laser tool market and was included in our Commercial Lasers and Components ("CLC") segment. None of the goodwill from this purchase is deductible for tax purposes.

The identifiable intangible assets are being amortized over their respective useful lives of one to six years.

In-process research and development ("IPR&D") consists of three development projects that have not yet reached technological feasibility. Acquired IPR&D assets are initially recognized at fair value and are classified as indefinite-lived assets until the successful completion or abandonment of the associated research and development efforts. The value assigned to IPR&D was determined by considering the value of the products under development to the overall development plan, estimating the resulting net cash flows from the projects when completed and discounting the net cash flows to their present value. During the development period, these assets will not be amortized as charges to earnings; instead these assets will be subject to periodic impairment testing. Upon successful completion of the development process for the acquired IPR&D projects, the assets would then be considered finite-lived intangible assets and amortization of the assets will commence.

We expensed $0.2 million of acquisition-related costs as selling, general and administrative expenses in our consolidated statements of operations for our fiscal year 2010.

Results of operations for the business have been included in our consolidated financial statements subsequent to the date of acquisition and pro forma results of operations in accordance with authoritative guidance for prior periods have not been presented because the effect of the acquisition was not material to our prior period consolidated financial results.

As of October 2, 2010, we had $0.6 million remaining in an escrow account that will be applied towards remaining closing costs for the acquisition and payments to the shareholders. The amount is included in current restricted cash on our consolidated balance sheet.

StockerYale, Inc.

On October 13, 2009, we acquired all the assets and certain liabilities of StockerYale, Inc. ("StockerYale")'s laser module product line in Montreal and its specialty fiber product line in Salem, New Hampshire for $15.0 million in cash. StockerYale designs, develops and manufactures low power laser modules, light emitting diode (LED) systems and specialty optical fiber products. These assets and liabilities have been included in our Commercial Lasers and Components segment.

Our allocation of the purchase price is as follows (in thousands):

Tangible assets	$9,770
Goodwill	2,580
Intangible assets:	
Existing technology	610
Production know-how	910
Customer lists	3,170
Non-compete agreements	60
Order backlog	600
Liabilities assumed	(2,700)
Total	$15,000

The goodwill recognized from this acquisition resulted primarily from anticipated increases in market share and synergies of combining these entities and was included in our CLC segment. None of the goodwill from this purchase is deductible for tax purposes.

The identifiable intangible assets are being amortized over their respective useful lives of one to seven years.

We expensed $0.2 million of acquisition-related costs incurred as selling, general and administrative expenses in our consolidated statements of operations for our fiscal year 2010.

Results of operations for the acquired product lines have been included in our consolidated financial statements subsequent to the date of acquisition and pro forma results of operations in accordance with authoritative guidance for prior periods have not been presented because the effect of the acquisition was not material to our prior period consolidated financial results.

5. FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

We measure our cash equivalents and marketable securities at fair value. The fair values of our financial assets and liabilities are determined using quoted market prices of identical assets or quoted market prices of similar assets from active markets. Level 1 valuations are obtained from real-time quotes for transactions in active exchange markets involving identical assets. Level 2 valuations are obtained from quoted market prices in active markets involving similar assets. Level 3 valuations would be based on unobservable inputs to a valuation model and include our own data about assumptions market participants would use in pricing the asset or liability based on the best information available under the circumstances; as of October 2, 2010 and October 3, 2009, we did not have any assets or liabilities valued based on Level 3 valuations.

Financial assets and liabilities measured at fair value as of October 2, 2010 are summarized below (in thousands):

	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Total Fair Value
	(Level 1)	(Level 2)	
Money market fund deposits(1)	$39,677	$—	$39,677
Certificates of deposit(1)	—	90,986	90,986
U.S. and international government obligations(2)	—	92,298	92,298
Corporate notes and obligations(3)	—	15,445	15,445
Commercial paper(4)	—	7,000	7,000
Foreign currency contracts(5)	—	1,401	1,401
Mutual funds—Deferred comp and supplemental plan(6)	6,711	—	6,711

(1) Included in cash and cash equivalents on the Consolidated Balance Sheet.

(2) Includes $90,299 recorded in cash and cash equivalents and $1,999 recorded in short-term investments on the Consolidated Balance Sheet.

(3) Includes $1,303 recorded in cash and cash equivalents and $14,142 recorded in short-term investments on the Consolidated Balance Sheet.

(4) Includes $5,750 recorded in cash and cash equivalents and $1,250 recorded in short-term investments on the Consolidated Balance Sheet.

(5) Includes $1,636 recorded in prepaid expenses and other assets and $235 recorded in other current liabilities on the Consolidated Balance Sheet (see Note 7).

(6) Includes $2,340 recorded in prepaid expenses and other assets and $4,371 recorded in other assets on the Consolidated Balance Sheet (see Note 14).

Financial assets and liabilities measured at fair value as of October 3, 2009 are summarized below (in thousands):

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Total Fair Value
Money market fund deposits(1)	$16,481	$—	$16,481
Certificates of deposit(2)	—	143,886	143,886
U.S. Treasury and agency obligations(3)	—	47,770	47,770
Corporate notes and obligations(4)	—	51	51
Commercial paper(5)	—	8,598	8,598
Foreign currency contracts(6)	—	(4)	(4)
Mutual funds—Deferred comp and supplemental plans(7)	7,067	—	7,067

(1) Included in cash and cash equivalents on the Consolidated Balance Sheet.

(2) Includes $141,423 recorded in cash and cash equivalents and $2,463 recorded in short-term investments on the Consolidated Balance Sheet.

(3) Includes $9,599 recorded in cash and cash equivalents and $38,171 recorded in short-term investments on the Consolidated Balance Sheet.

(4) Included in short-term investments on the Consolidated Balance Sheet.

(5) Includes $5,598 recorded in cash and cash equivalents and $3,000 recorded in short-term investments on the Consolidated Balance Sheet.

(6) Includes $217 recorded in prepaid expenses and other assets and $221 recorded in other current liabilities on the Consolidated Balance Sheet (see Note 7).

(7) Includes $2,196 recorded in prepaid expenses and other assets and $4,871 recorded on other assets on the Consolidated Balance Sheet (see Note 14).

6. SHORT-TERM INVESTMENTS

We consider all highly liquid investments with maturities of three months or less at the time of purchase to be cash equivalents. Investments classified as available-for-sale are reported at fair value with unrealized gains and losses, net of related income taxes, recorded as a separate component of other comprehensive income ("OCI") in stockholders' equity until realized. Interest and amortization of premiums and discounts for debt securities are included in interest income. Gains and losses on securities sold are determined based on the specific identification method and are included in other income (expense).

Cash, cash equivalents and short-term investments consist of the following (in thousands):

	Fiscal 2010 Year-end			
	Cost Basis	Unrealized Gains	Unrealized Losses	Fair Value
Cash and cash equivalents	$246,004	$1	$—	$246,005
Less: restricted cash	(625)			(625)
	$245,379			$245,380
Short-term investments:				
Available-for-sale securities:				
Commercial paper	$1,250	$—	$—	$1,250
U.S. Treasury and agency obligations	1,999	—	—	1,999
Corporate notes and obligations	14,062	82	(2)	14,142
Total short-term investments	$17,311	$82	$(2)	$17,391

	Fiscal 2009 Year-end			
	Cost Basis	Unrealized Gains	Unrealized Losses	Fair Value
Cash and cash equivalents	$199,949	$1	$—	$199,950
Short-term investments:				
Available-for-sale securities:				
Commercial paper	$3,000	$—	$—	$3,000
Certificates of deposit	2,451	12	—	2,463
U.S. Treasury and agency obligations	38,152	19	—	38,171
Corporate notes and obligations	53	—	(2)	51
Total short-term investments	$43,656	$31	$(2)	$43,685

The amortized cost and estimated fair value of available-for-sale investments in debt securities at fiscal 2010 and 2009 year-ends, classified as short-term investments on our consolidated balance sheet, were as follows (in thousands):

	Fiscal Year-end			
	2010		2009	
	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
Due in less than 1 year	$17,307	$17,387	$41,151	$41,170
Due in 1 to 5 years	—	—	—	—
Due in 5 to 10 years	—	—	—	—
Due beyond 10 years	4	4	54	52
Total investments in available-for-sale debt securities	$17,311	$17,391	$41,205	$41,222

During fiscal 2010, we received proceeds totaling $28.4 million from the sale of available-for-sale securities and realized gross gains of less than $0.1 million. During fiscal 2009, we received proceeds totaling $45.7 million from the sale of available-for-sale securities and realized gross losses of less than $0.1 million.

At October 2, 2010, $0.6 million of cash was restricted for remaining closing costs for the Beam Dynamics acquisition and payments to former shareholders.

At October 2, 2010, gross unrealized losses on our investments with unrealized losses that are not deemed to be other-than-temporarily impaired were $2,000 on U.S. Treasury and agency obligations and corporate notes and obligations of $15,811,000.

7. DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

All derivatives, whether designated in hedging relationships or not, are recorded on the balance sheet at fair value. We enter into foreign exchange forwards to minimize the risks of foreign currency fluctuation of specific assets and liabilities on the balance sheet; these are not designated as hedging instruments.

We maintain operations in various countries outside of the United States and foreign subsidiaries that manufacture and sell our products in various global markets. The majority of our sales are transacted in U.S. dollars. However, we do generate revenues in other currencies, primarily the Euro and the Japanese Yen. As a result, our earnings and cash flows are exposed to fluctuations in foreign currency exchange rates. We attempt to limit these exposures through financial market instruments. We utilize derivative instruments, primarily forward contracts with maturities of two months or less, to manage our exposure associated with anticipated cash flows and net asset and liability positions denominated in foreign currencies. Gains and losses on the forward contracts are mitigated by gains and losses on the underlying instruments. We do not use derivative financial instruments for speculative or trading purposes. If a financial counterparty to any of our hedging arrangements experiences financial difficulties or is otherwise unable to honor the terms of the foreign currency hedge, we may experience material financial losses.

For derivative instruments that are not designated as hedging instruments, gains and losses are recognized in other income (expense).

The outstanding notional contract and fair value amounts of hedge contracts, with maximum maturity of 1 month, are as follows (in thousands):

	U.S. Notional Contract Value		U.S. Notional Fair Value	
	October 2, 2010	October 3, 2009	October 2, 2010	October 3, 2009
Euro currency hedge contracts				
Purchase	**$25,686**	$22,784	**$27,320**	$22,660
Sell	**—**	—	**—**	—
Net	**$25,686**	$22,784	**$27,320**	$22,660
Other foreign currency hedge contracts				
Purchase	**$4,843**	$415	**$4,845**	$424
Sell	**(9,444)**	(7,778)	**(9,679)**	(7,668)
Net	**$(4,601)**	$(7,363)	**$(4,834)**	$(7,244)

The location and amount of non-designated derivative instruments' loss in the Consolidated Statements of Operations for the fiscal year ended October 2, 2010 and October 3, 2009 is as follows (in thousands):

	Location of Loss Recognized in Income on Derivatives	Amount of Gain or (Loss) Recognized in Income on Derivatives Fiscal Year Ended October 2, 2010
Derivatives not designated as hedging instruments		
Foreign exchange contracts	Other income (expense)	$203

	Location of Loss Recognized in Income on Derivatives	Amount of Gain or (Loss) Recognized in Income on Derivatives Fiscal Year Ended October 3, 2009
Derivatives not designated as hedging instruments		
Foreign exchange contracts	Other income (expense)	$(541)

8. GOODWILL AND INTANGIBLE ASSETS

During the first quarter of fiscal 2009, our stock price declined substantially which, combined with expectations of declines in forecasted operating results due to the slowdown in the global economy, led the Company to conclude that a triggering event for review for potential goodwill impairment had occurred. Accordingly, as of December 27, 2008, we performed an interim goodwill impairment evaluation. Goodwill is tested for impairment first by comparing each reporting unit's fair value to its respective carrying value. If such comparison indicates a potential impairment, then the impairment is determined as the difference between the recorded value of goodwill and its fair value. The performance of this test is a two-step process.

Step 1 of the impairment test involves comparing the fair values of the applicable reporting units with their aggregate carrying values, including goodwill. If the carrying amount of a reporting unit exceeds the reporting unit's fair value, we perform Step 2 of the goodwill impairment test to determine the amount of impairment loss. Step 2 of the goodwill impairment test involves comparing the fair value of the affected reporting unit's goodwill against the carrying value of that goodwill.

The reporting units we evaluated for goodwill impairment were determined to be the same as our operating segments, Commercial Lasers and Components ("CLC") and Specialty Lasers and Systems ("SLS"). We determined the fair value of our reporting units for the Step 1 test using a weighting of the Income (discounted cash flow), Market and Transaction approach valuation methodologies. Management completed and reviewed the results of the Step 1 analysis and concluded that a Step 2 analysis was required only for the CLC reporting unit. Our preliminary analysis indicated that the entire balance of the goodwill in the CLC reporting unit at that date was impaired and we recorded a non-cash goodwill impairment charge of $19.3 million in the first quarter of fiscal 2009. During the second quarter of fiscal 2009, we completed the Step 2 analysis for the CLC reporting unit as of December 27, 2008 and determined that no further adjustments for CLC were required. The estimated fair value of our SLS reporting unit exceeded its carrying value so no further impairment analysis was required for this reporting unit.

During the second quarter of fiscal 2009, our expectations of declines in forecasted operating results due to the slowdown in the global economy and the further declines in our stock price led us to conclude that a triggering event for review for potential goodwill impairment had occurred. Accordingly, as of April 4, 2009, we performed an interim goodwill impairment evaluation. This interim impairment evaluation utilized the same valuation techniques used in our impairment valuation in the first quarter of fiscal 2009. Based on the results of our Step 1 analysis, we determined that no additional goodwill impairment was indicated. During the remainder of fiscal 2009 and the first three quarters of fiscal 2010, we noted no indications of impairment or triggering events to cause us to review goodwill for potential impairment.

We performed our annual impairment testing as of the beginning of the fourth quarter using the opening balance sheet as of the first day of the fourth quarter of fiscal 2010. Between the completion of that testing and the end of the fourth quarter of fiscal 2010, we noted no indications of impairment or triggering events to cause us to review goodwill for potential impairment; based on our evaluation, the fair values of each of the two operating segments significantly exceeded their carrying value as of that date.

The changes in the carrying amount of goodwill by segment for fiscal 2010 and 2009 are as follows (in thousands):

	Commercial Lasers and Component s	**Specialty Laser Systems**	**Total**
Balance as of September 27, 2008	$23,786	$63,032	$86,818
Reclassification (see Note 18)	(4,500)	4,500	—
Impairment loss	(19,286)	—	(19,286)
Translation adjustments and other	—	(565)	(565)
Balance as of October 3, 2009	—	66,967	66,967
Additions (see Note 4)	6,421	—	6,421
Translation adjustments and other	(57)	(2,535)	(2,592)
Balance as of October 2, 2010	$6,364	$64,432	$70,796

The components of our amortizable intangible assets are as follows (in thousands):

	Fiscal 2010 Year-end			**Fiscal 2009 Year-end**		
	Gross Carrying Amount	**Accumulated Amortization**	**Net**	**Gross Carrying Amount**	**Accumulated Amortization**	**Net**
Existing technology	**$56,194**	**$(43,666)**	**$12,528**	$54,477	$(39,220)	$15,257
Patents	**9,852**	**(9,326)**	**526**	10,440	(8,975)	1,465
Order backlog	**5,361**	**(5,054)**	**307**	5,015	(5,002)	13
Customer lists	**8,808**	**(4,635)**	**4,173**	5,421	(3,763)	1,658
Trade name	**3,766**	**(2,666)**	**1,100**	3,833	(2,488)	1,345
Non-compete agreement	**1,616**	**(1,583)**	**33**	1,590	(1,590)	—
Production know-how	**910**	**(296)**	**614**	—	—	—
In-process research and development	**650**	**—**	**650**	—	—	—
Total	**$87,157**	**$(67,226)**	**$19,931**	$80,776	$(61,038)	$19,738

The weighted average remaining amortization period for existing technology, patents, order backlog, customer lists, trade name, non-compete agreements, production know-how and in-process research and development are approximately 3 years, 1 year, 1 year, 5 years, 3 years, 3 years, 2 years and 1 year, respectively. Amortization expense for intangible assets during fiscal years 2010, 2009 and 2008 was $8.0 million, $7.5 million and $8.7 million, respectively. Estimated amortization expense for the next five fiscal years and all years thereafter are as follows (in thousands):

	Estimated Amortization Expense
2011	$7,479
2012	4,967
2013	3,100
2014	2,062
2015	1,327
Thereafter	996
Total	$19,931

9. BALANCE SHEET DETAILS

Prepaid expenses and other assets consist of the following (in thousands):

	Fiscal Year-end	
	2010	**2009**
Prepaid and refundable income taxes	**$8,407**	$22,041
Prepaid expenses and other	**26,595**	16,928
Total prepaid expenses and other assets	**$35,002**	$38,969

Other assets consist of the following (in thousands):

	Fiscal Year-end	
	2010	**2009**
Assets related to deferred compensation arrangements (see Note 14)	**$21,418**	$21,629
Deferred tax assets	**53,219**	60,819
Other assets	**4,884**	2,889
Total other assets	**$79,521**	$85,337

On June 8, 2010, we invested $2.0 million in SiOnyx, Inc., a privately-held company focused on shallow junction photonics, used to enhance the performance of light sensing devices used in consumer, industrial, medical and defense related applications using black silicon processing. The investment is included in other assets and is being carried on a cost basis.

Other current liabilities consist of the following (in thousands):

	Fiscal Year-end	
	2010	**2009**
Accrued payroll and benefits	**$35,716**	$19,967
Accrued expenses and other	**9,947**	9,918
Reserve for warranty	**13,499**	10,211
Other taxes payable	**10,095**	4,361
Customer deposits	**2,938**	2,208
Accrued restructuring charges (Note 3)	**2,232**	1,652
Deferred income	**13,471**	14,424
Total other current liabilities	**$87,898**	$62,741

Other long-term liabilities consist of the following (in thousands):

	Fiscal Year-end	
	2010	**2009**
Long-term taxes payable	**$42,902**	$51,483
Deferred compensation (see Note 14)	**21,927**	22,723
Deferred tax liabilities	**6,231**	9,651
Deferred income	**1,786**	2,109
Asset retirement obligations liability (see Note 2)	**1,409**	1,342
Other long-term liabilities	**5,433**	4,377
Total other long-term liabilities	**$79,688**	$91,685

10. SHORT-TERM BORROWINGS

We have several lines of credit which allow us to borrow in the applicable local currency. We have a total of $16.1 million of foreign lines of credit as of October 2, 2010. At October 2, 2010, we had used $2.0 million of these available foreign lines of credit which were used in Europe during fiscal 2010 as guarantees. In addition, our domestic line of credit includes a $40 million unsecured revolving credit account with Union Bank of California. The agreement, as amended, will expire on March 31, 2012 and is subject to covenants related to financial ratios and tangible net worth with which we are currently in compliance. No amounts have been drawn upon our domestic line of credit as of October 2, 2010.

11. LONG-TERM OBLIGATIONS

The components of long-term obligations are as follows (in thousands):

	Fiscal Year-end	
	2010	**2009**
Capital leases	**$51**	$15
Current portion	**(18)**	(9)
Long-term obligations	**$33**	$6

12. COMMITMENTS AND CONTINGENCIES

Commitments

We lease several of our facilities under operating leases.

Future minimum payments under our non-cancelable operating leases at October 2, 2010 are as follows (in thousands):

Fiscal	
2011	$8,287
2012	6,575
2013	4,525
2014	3,719
2015	3,577
Thereafter	15,481
Total	$42,164

Rent expense, exclusive of sublease income, was $10.1 million, $11.8 million and $10.5 million in fiscal 2010, 2009 and 2008, respectively. Sublease income was $0.1 million, $0.1 million and $0.1 million for fiscal years 2010, 2009 and 2008, respectively.

As of October 2, 2010, we had total purchase commitments for inventory of approximately $37.6 million and purchase obligations for fixed assets and services of $3.6 million compared to $9.9 million of purchase commitments for inventory and $5.2 million of purchase obligations for fixed assets and services at October 3, 2009.

Contingencies

We are subject to legal claims and litigation arising in the ordinary course of business, such as employment or intellectual property claims, including, but not limited to, the matters described below. The outcome of any such matters is currently not determinable. Although we do not expect that such legal claims and litigation will ultimately have a material adverse effect on our consolidated financial position or results of operations, an adverse result in one or more matters could negatively affect our results in the period in which they occur.

Between February 15, 2007 and March 2, 2007, three purported shareholder derivative lawsuits were filed in the United States District Court for the Northern District of California against certain of the Company's current and former officers and directors. The Company is named as a nominal defendant. The complaints generally allege that the defendants breached their fiduciary duties and violated the securities laws in connection with the granting of stock options, the accounting treatment for such grants, the issuance of allegedly misleading public statements and stock sales by certain of the individual defendants. On May 30, 2007, these lawsuits were consolidated under the caption In re Coherent, Inc. Shareholder Derivative Litigation, Lead Case No. C-07-0955-JF (N.D. Cal.). On June 25, 2007, the plaintiffs filed an amended consolidated complaint. The Company's Board of Directors appointed a Special Litigation Committee ("SLC") comprised of independent director Sandeep Vij to investigate and evaluate the claims asserted in the derivative litigation and to determine what action(s) should be taken with respect to the derivative litigation. On September 8, 2009, Coherent, Inc., by and through the SLC, plaintiffs, and certain of Coherent's former and current officers and directors filed with the court a Stipulation of Settlement reflecting the terms of a settlement that would resolve all claims alleged in the consolidated complaint. On September 14, 2009, the United States District Court for the Northern District of California issued an order granting preliminary approval of the settlement of the three purported shareholder derivative lawsuits. On November 20, 2009, the court held a hearing for final approval of the settlement, and on November 24, 2009, the court entered an Order and Final Judgment, which approved the settlement and dismissed the action with prejudice. Following receipt of insurance proceeds and the payment of the plaintiff attorneys' fees and expenses, we received a net cash benefit of $2.2 million from the settlement on December 11, 2009, which was recorded in selling general and administrative expenses in the Consolidated Statement of Operations for the first quarter of fiscal 2010.

13. STOCKHOLDERS' EQUITY

On April 29, 2010, we announced that the Board of Directors had authorized the repurchase of up to $50 million of our common stock. During fiscal 2010, we repurchased and retired 1,195,829 shares of outstanding common stock at an average price of $36.21 per share for a total of $43.3 million, excluding expenses. Such repurchases were accounted for as a reduction in additional paid in capital. At October 2, 2010, $6.7 million remains authorized for repurchase under our current stock repurchase program. The timing and size of any purchases will be subject to market conditions. The program is authorized for 12 months.

On February 12, 2008, we announced that the Board of Directors had authorized the repurchase of up to $225 million of our common stock through a modified "Dutch Auction" tender offer and an additional $25 million of our common stock, following the completion or termination of the tender offer, under our stock repurchase program, terminating no later than February 11, 2009. On March 17, 2008, we completed our tender offer, repurchased and retired 7,972,313 shares of outstanding common stock at a price of $28.50 per share for a total of $228.2 million, including expenses. Such repurchases were accounted for as a reduction in additional paid in capital. There were no other repurchases during fiscal 2009 or fiscal 2008 and the program has expired.

14. EMPLOYEE STOCK OPTION AND BENEFIT PLANS

Deferred Compensation Plans

Under our deferred compensation plans ("plans"), eligible employees are permitted to make compensation deferrals up to established limits set under the plans and accrue income on these deferrals based on reference to changes in a limited number of investment options. While not required by the plan, the Company chooses to invest in insurance contracts and mutual funds in order to approximate the changes in the liability to the employees. These investments and the liability to the employees were as follows (in thousands):

	Fiscal Year-end	
	2010	**2009**
Cash surrender value of life insurance contracts	**$17,047**	$16,758
Fair value of mutual funds	**6,711**	7,067
Total assets	**$23,758**	$23,825
Total assets, included in:		
Prepaid expenses and other assets	**$2,340**	$2,196
Other assets	**21,418**	21,629
Total assets	**$23,758**	$23,825

	Fiscal Year-end	
	2010	**2009**
Total deferred compensation liability, included in:		
Other current liabilities	**$2,340**	$2,196
Other long-term liabilities	**21,927**	22,723
Total deferred compensation liability	**$24,267**	$24,919

Life insurance premiums loads, policy fees and cost of insurance that are paid from the asset investments and gains and losses from the asset investments for these plans are recorded as components of other income or expense; such amounts were a net gain of $0.7 million in fiscal year 2010, a net loss of $4.3 million in fiscal year 2009 and a net loss of $1.1 million in fiscal year 2008. Changes in the obligation to plan participants are recorded as a component of operating expenses and cost of sales; such amounts were an expense of $1.6 million in fiscal year 2010, a benefit of $3.6 million in fiscal year 2009 and a benefit of $1.4 million in fiscal year 2008. Liabilities associated with participant balances under our deferred compensation plans are affected by individual contributions and distributions made, as well as gains and losses on the participant's investment allocation election.

Coherent Employee Retirement and Investment Plan

Under the Coherent Employee Retirement and Investment Plan, we match employee contributions to the plan up to a maximum of 4% of the employee's individual earnings. Employees become eligible for participation on their first day of employment and for Company matching contributions after completing one year of service. The Company matching contribution percentage was decreased from 6% to 4% during fiscal 2009. Our contributions (net of forfeitures) during fiscal 2010, 2009, and 2008 were $2.6 million, $3.4 million and $4.8 million, respectively.

Employee Stock Purchase Plan

We have an Employee Stock Purchase Plan ("ESPP") whereby eligible employees may authorize payroll deductions of up to 10% of their regular base salary to purchase shares at the lower of 85% of the fair market value of the common stock on the date of commencement of the offering or on the last day of the six-month offering period. During fiscal 2010, 2009 and 2008, a total of 229,172 shares, 224,226 shares and zero shares, respectively, were purchased by and distributed to employees at an average price of $18.50, $19.83 and zero per share, respectively. At fiscal 2010 year-end, we had 371,138 shares of our common stock reserved for future issuance under the plan.

In the second quarter of fiscal 2007, the ESPP was suspended and employee contributions made to the ESPP were returned while a voluntary review of our historical stock option practices was conducted. The ESPP was reopened on March 2, 2008 with an 8 month offering period ending October 31, 2008 and employees began making contributions during the second quarter of fiscal 2008.

Stock Option Plans

We have two Stock Option Plans for which employees and service providers are eligible participants and a non-employee Directors' Stock Option Plan for which only non-employee directors are eligible participants. The Directors' Stock Option Plan is designed to work automatically without administration, however to the extent administration is necessary, it will be performed by the Board of Directors (or an independent committee thereof). Under these plans, Coherent may grant options to purchase up to an aggregate of 5,500,000, 6,300,000 and 689,000 shares of common stock, respectively, of which zero, 2,388,066 and 132,000, respectively, remain available for grant at fiscal 2010 year-end. Employee options are generally exercisable between two and four years from the grant date at a price equal to the fair market value of the common stock on the date of the grant and generally vest 25% to 50% annually. The Company settles stock option exercises with newly issued shares of common stock. Grants under employee plans generally expire six years from the original grant date. Director options are automatically granted to our non-employee directors. Such directors initially receive a stock option for 24,000 shares exercisable over a three-year period and an award of restricted stock units of 2,000 shares. Currently, the non-employee directors receive an annual stock option grant of 6,000 shares exercisable as to 50% of the shares on the day prior to each of the next two annual stockholder meetings. Grants under director plans expire ten years from the original grant date. In addition, currently each non-employee director receives an annual grant of 2,000 shares of restricted stock units that vest on the day prior to the annual stockholder meeting held in the third calendar year following the date of grant. Beginning with our next annual meeting of stockholders in 2011, the annual grant for non-employee directors will be 3,500 shares of restricted stock units that will vest on February 15 of the calendar year following the grant.

In the second quarter of fiscal 2007, the Company stopped granting stock options while a voluntary review of our historical stock option practices was conducted. The Company resumed granting stock options in the first quarter of fiscal 2008.

In April 2008, we initiated a tender offer for non-executive officer employees related to certain discount options discovered during our voluntary review of our historical stock option practices. Discount options are options with an exercise price that is less than the fair market value of the shares underlying the option at the time of grant. The discounted options included in this offer were certain options which vested after December 31, 2004. During the tender offer period, employees had the ability to amend the exercise price per share for eligible options to the fair market value of the underlying option as of the measurement date of that option, and receive a cash payment for the difference between the discounted share price and the amended share price. This amendment was designed to allow holders of discount options to avoid certain adverse tax consequences associated with discount options. The offer expired on May 9, 2008. The incremental stock compensation expense resulting from the offer was $0.4 million which was recognized immediately as all eligible options were fully vested. During fiscal 2010, 2009 and 2008, we also recorded expense of $0.2 million, $0.5 million and $2.5 million, respectively, for tax payments to be made to United States and United Kingdom tax authorities on behalf of employees in connection with these amended shares.

Fair Value of Stock Compensation

We recognize compensation expense for all share-based payment awards based on the fair value of such awards. The expense is recognized on a straight-line basis over the respective requisite service period of the awards.

Determining Fair Value

Valuation and amortization method—We estimate the fair value of stock options granted using the Black-Scholes-Merton option-pricing formula and a single option award approach. This fair value is then amortized on a straight-line basis over the requisite service periods of the awards, which is generally the vesting period.

Expected Term—The expected term represents the period that our stock-based awards are expected to be outstanding and was determined based on historical experience of similar awards, giving consideration to the contractual terms of the stock-based awards, vesting schedules and expectations of future employee behavior as influenced by changes to the terms of its stock-based awards.

Expected Volatility—Our process for computing expected volatility considers both historical volatility and market-based implied volatility; however our estimate of expected forfeitures is based on historical employee data and could differ from actual forfeitures.

Risk-Free Interest Rate—The risk-free interest rate used in the Black-Scholes-Merton valuation method is based on the implied yield currently available on U.S. Treasury zero-coupon issues with an equivalent remaining term.

Expected Dividend—The expected dividend assumption is based on our current expectations about our anticipated dividend policy.

The fair values of the Company's stock options granted to employees and shares purchased under the stock purchase plan for fiscal 2010, 2009 and 2008 were estimated using the following weighted-average assumptions:

	Employee Stock Option Plans			Employee Stock Purchase Plans		
	Fiscal			Fiscal		
	2010	2009	2008	2010	2009	2008
Expected life in years	**4.6**	4.2	3.5	**0.5**	0.5	0.7
Expected volatility	**33.0%**	48.0%	29.5%	**33.5%**	50.7%	31.9%
Risk-free interest rate	**2.0%**	2.0%	3.9%	**0.2%**	0.8%	1.8%
Expected dividends	**none**	none	none	**none**	none	none
Weighted average fair value per share	**$8.27**	$8.95	$8.78	**$7.27**	$6.50	$7.31

Stock Compensation Expense

The following table shows total stock-based compensation expense included in the Consolidated Statements of Operations for fiscal 2010, 2009 and 2008 (in thousands):

	Fiscal 2010	Fiscal 2009	Fiscal 2008
Cost of sales	**$949**	$753	$1,893
Research and development	**1,174**	933	1,970
Selling, general and administrative	**6,333**	5,199	9,062
Income tax benefit	**(1,610)**	(1,084)	(3,919)
	$6,846	$5,801	$9,006

Total stock-based compensation cost capitalized as part of inventory during fiscal 2010 was $0.9 million. $0.9 million was amortized into income during fiscal 2010, which includes amounts capitalized in fiscal 2010 and amounts carried over from fiscal 2009. Total stock-based compensation cost capitalized as part of inventory during fiscal 2009 was $0.8 million. $0.9 million was amortized into income during fiscal 2009, which includes amounts capitalized in fiscal 2009 and amounts carried over from fiscal 2008. Management has made an estimate of expected forfeitures and is recognizing compensation costs only for those equity awards expected to vest.

At fiscal 2010 year-end, the total compensation cost related to unvested stock-based awards granted to employees under the Company's stock option and award plans but not yet recognized was approximately $10.1 million, net of estimated forfeitures of $1.4 million. This cost will be amortized on a straight-line basis over a weighted-average period of approximately 1.3 years and will be adjusted for subsequent changes in estimated forfeitures.

At fiscal 2010 year-end, the total compensation cost related to options to purchase common shares under the ESPP but not yet recognized was approximately $0.1 million. This cost will be amortized on a straight-line basis over a weighted-average period of approximately one month.

The stock option exercise tax benefits reported in the statement of cash flows results from the excess tax benefits arising from tax deductions in excess of the stock-based compensation cost recognized, determined on a grant-by-grant basis. During fiscal 2010 and fiscal 2009, we recorded approximately $0.9 million and $0.0 million, respectively, of excess tax benefits as cash flows from financing activities.

During fiscal 2008, our Board of Directors approved an extension of the exercise period to August 25, 2009 for 397,500 fully vested stock options previously granted by the Company to employees. As a result, we recorded approximately $0.5 million in compensation expense related to the stock option modification during fiscal 2008. There were no extensions granted during fiscal 2010 or 2009.

During fiscal 2010 and fiscal 2008, we recorded cash-based compensation expense of $0.3 million and $0.6 million, respectively for cash payments to employees for options that were not able to be exercised due to the internal stock option investigation. In addition, we recorded compensation expense of $0.5 million and $1.6 million, respectively, in fiscal 2009 and fiscal 2008 for tax payments to be made to United States and United Kingdom tax authorities on behalf of employees in connection with discounted options previously exercised, for the adverse tax consequences associated with these discount options. We also recorded $0.4 million in fiscal 2008 for tax payments to be made to United States tax authorities on behalf of employees in connection with shares amended to allow the holders of unexercised discount options to avoid certain adverse tax consequences associated with those discount options.

Stock Options & Awards Activity

The following is a summary of option activity for our Stock Option Plans for fiscal 2010, 2009 and 2008 (in thousands, except per share amounts and remaining contractual term in years):

	Number of Shares	Weighted Average Exercise Price Per Share	Weighted Average Remaining Contractual Term in Years	Aggregate Intrinsic Value
Outstanding at September 29, 2007	3,196	$29.00		
Granted	851	32.50		
Exercised	(643)	25.67		
Forfeitures	(75)	32.99		
Expirations	(449)	31.36		
Outstanding at September 27, 2008	2,880	$30.31	3.0	$13,496
Vested and expected to vest at September 27, 2008	2,873	$30.31	3.0	$13,475
Exercisable at September 27, 2008	2,442	$29.99	2.6	$12,218
Outstanding at September 28, 2008	2,880	$30.31		
Granted	499	22.30		
Exercised	(9)	25.37		
Forfeitures	(26)	25.94		
Expirations	(850)	28.34		
Outstanding at October 3, 2009	2,494	$29.44	3.4	$562
Vested and expected to vest at October 3, 2009	2,458	$29.54	3.4	$547
Exercisable at October 3, 2009	1,968	$31.23	2.7	$147
Outstanding at October 3, 2009	2,494	$29.44		
Granted	476	26.59		
Exercised	(1,004)	29.09		
Forfeitures	(38)	24.66		
Expirations	(35)	31.95		
Outstanding at October 2, 2010	1,893	$28.96	4.0	$21,279
Vested and expected to vest at October 2, 2010	1,862	$29.02	4.0	$20,820
Exercisable at October 2, 2010	1,118	$31.69	2.8	$9,520

The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying options and the quoted price of our common stock for in-the-money options. During fiscal 2010, 2009 and 2008, the aggregate intrinsic value of options exercised under the Company's stock option plans were $6.0 million, $0.1 million and $6.0 million, respectively, determined as of the date of option exercise.

Under our 2001 Stock Plan, employees and non-employee directors are eligible for grants of restricted stock awards and/or restricted stock units. Restricted stock awards and restricted stock units are independent of option grants and are typically subject to vesting restrictions—either time-based or performance-based conditions for vesting. Until restricted stock vests, shares (including those issuable upon vesting of the applicable restricted stock unit) are subject to forfeiture if employment terminates prior to the release of restrictions and cannot be transferred.

- The service based restricted stock awards generally vest three years from the date of grant.
- The service based restricted stock unit awards are generally subject to annual vesting over three years from the date of grant.
- The performance-based restricted stock unit award grants are generally subject to a single vest measurement three years from the date of grant, depending upon achievement of performance measurements ("Performance RSUs").

The Company granted Performance RSUs during the second quarter of fiscal 2008 which have a single vesting measurement date of November 14, 2010. These RSUs vest as to anywhere between 0% and 300% of the targeted amount based upon achievement by the Company of (a) an annual revenue threshold amount and (b) adjusted EBITDA percentage targets. The Company has determined that the performance target has not been met and these awards were cancelled in fiscal 2011 with no shares vesting. For the purposes of calculating potentially dilutive shares, performance RSUs have not been included.

The cost of the restricted stock awards and units, determined to be the fair market value of the shares at the date of grant, is expensed ratably over the period the restrictions lapse. We had 480,931 units of restricted stock outstanding at fiscal 2010 year-end and 356,528 shares and units of restricted stock outstanding at fiscal 2009 year-end.

The following table summarizes our restricted stock award and restricted stock unit activity for fiscal 2010, 2009 and 2008 (in thousands, except per share amounts):

	Number of Shares(2)	Weighted Average Grant Date Fair Value
Nonvested stock at September 29, 2007	261	$33.02
Granted	262	28.72
Vested(1)	(79)	33.35
Forfeited	(103)	32.80
Nonvested stock at September 27, 2008	341	$29.70
Granted	178	22.38
Vested(1)	(112)	30.72
Forfeited	(50)	30.22
Nonvested stock at October 3, 2009	357	$25.66
Granted	245	26.73
Vested(1)	(104)	25.87
Forfeited	(17)	23.87
Nonvested stock at October 2, 2010	481	$26.22

(1) Service-based restricted stock vested during each fiscal year

(2) Performance-based awards and units included at 100% of target goal.

At fiscal 2010 year-end, 2,520,066 options were available for future grant under all plans. At fiscal 2010 year-end, all outstanding stock options have been issued under plans approved by our shareholders.

The following table summarizes information about stock options outstanding at fiscal 2010 year-end:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	**Number of Shares**	**Weighted Average Exercise Price per Share**	**Weighted Average Remaining Contractual Life (Years)**	**Number of Shares**	**Weighted Average Exercise Price per Share**
$15.21 - $22.98	58,867	$18.21	7.61	18,800	$17.85
$23.16 - $23.16	353,684	23.16	4.13	92,248	23.16
$26.16 - $26.16	433,550	26.16	6.13	1,125	26.16
$26.41 - $32.10	247,100	30.37	3.68	209,100	30.22
$32.23 - $32.23	3,000	32.23	2.08	3,000	32.23
$32.95 - $32.95	580,000	32.95	2.99	580,000	32.95
$33.18 - $35.01	132,430	34.28	2.05	132,430	34.28
$35.03 - $35.03	78,560	35.03	0.68	78,560	35.03
$35.36 - $35.36	3,000	35.36	6.67	—	—
$37.91 - $37.91	3,000	37.91	1.60	3,000	37.91
$15.21 - $37.91	1,893,191	$28.96	4.00	1,118,263	$31.69

There were 1,967,520 and 2,442,162 options exercisable as of fiscal 2009 and 2008 year-ends with weighted average exercise prices of $31.23 per share and $29.99 per share, respectively.

15. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

Activity in accumulated other comprehensive income (loss) related to derivatives, net of tax, held by us is as follows (in thousands):

Balance, September 27, 2008	$(93)
Changes in fair value of derivatives	—
Net losses reclassified from OCI	8
Balance, October 3, 2009	(85)
Changes in fair value of derivatives	—
Net losses reclassified from OCI	85
Balance, October 2,2010	$—

Accumulated other comprehensive income (net of tax) at fiscal 2010 year-end is comprised of accumulated translation adjustments of $62.1 million. Accumulated other comprehensive income (net of tax) at fiscal 2009 year-end is comprised of accumulated translation adjustments of $80.3 million and net loss on derivative instruments of $0.1 million.

16. OTHER INCOME (EXPENSE), NET

Other income (expense) includes other-net which is comprised of the following (in thousands):

	Fiscal		
	2010	2009	2008
Foreign exchange gain (loss)	**$(1,417)**	$(1,101)	$1,965
Japan consumption tax benefit(1)	—	2,497	3,330
Gain (loss) on deferred compensation investments, net (Note 14)	**756**	(4,305)	(99)
Other—net	**145**	(46)	(1,225)
Other income (expense), net	**$(516)**	$(2,955)	$3,971

(1) The Japanese consumption tax (JCT) benefit is due to a two-year exemption, ending in September 2009, from the JCT registration and filing requirements.

17. INCOME TAXES

The provision for (benefit from) income taxes on income (loss) before income taxes consists of the following (in thousands):

	Fiscal		
	2010	2009	2008
Currently payable:			
Federal	**$(7,776)**	$735	$5,956
State	**(551)**	103	316
Foreign	**17,967**	10,154	10,959
	9,640	10,992	17,231
Deferred:			
Federal	**10,897**	(10,126)	(7,069)
State	**1,418**	(537)	1,195
Foreign	**(892)**	(865)	2,527
	11,423	(11,528)	(3,347)
Provision for (benefit from) income taxes	**$21,063**	$(536)	$13,884

The components of income (loss) before income taxes consist of (in thousands):

	Fiscal		
	2010	2009	2008
United States	**$9,004**	$(56,043)	$(6,222)
Foreign	**48,975**	20,188	43,509
Income (loss) before income taxes	**$57,979**	$(35,855)	$37,287

The reconciliation of the income tax expense (benefit) at the U.S. Federal statutory rate (35% in fiscal years 2010, 2009 and 2008) to actual income tax expense (benefit) is as follows (in thousands):

	Fiscal		
	2010	2009	2008
Federal statutory tax expense (benefit)	**$20,293**	$(12,549)	$13,051
Valuation allowance	**569**	6,756	218
Foreign taxes at rates less than U.S. rates, net	**(2,017)**	(403)	(186)
Stock-based compensation	**1,313**	1,875	1,264
State income taxes, net of federal income tax benefit	**1,104**	(1,376)	471
Research and development credit	**(824)**	(2,525)	(1,153)
Impairment of goodwill	**—**	6,750	—
Deferred compensation	**(210)**	944	187
Other	**835**	(8)	32
Provision for (benefit from) income taxes	**$21,063**	$(536)	$13,884
Effective tax rate	**36.3%**	1.5%	37.2%

The significant components of deferred tax assets and liabilities were (in thousands):

	Fiscal year-end	
	2010	2009
Deferred tax assets:		
Reserves and accruals not currently deductible	**$27,229**	$23,954
Operating loss carryforwards and tax credits	**61,033**	61,691
Capital loss carryforwards	**408**	54
Other prepaids	**—**	6,336
Deferred service revenue	**2,095**	2,233
Depreciation and amortization	**2,778**	2,600
Inventory capitalization	**910**	4,870
Stock-based compensation	**7,369**	9,124
Competent authority offset to transfer pricing tax reserves	**16,610**	19,762
Other	**(1,107)**	61
	117,325	130,685
Valuation allowance	**(7,377)**	(6,807)
	109,948	123,878
Deferred tax liabilities:		
Gain on issuance of stock by subsidiary	**22,660**	22,660
Depreciation and amortization	**6,755**	7,842
Accumulated translation adjustment	**4,221**	5,308
Other	**11,274**	9,960
	44,910	45,770
Net deferred tax assets	**$65,038**	$78,108

In determining our fiscal 2010, 2009 and 2008 tax provisions under ASC Subtopic 740, "Income Taxes", we calculated the deferred tax assets and liabilities for each separate tax entity. We then considered a number of factors including the positive and negative evidence regarding the realization of our deferred tax assets to determine whether a valuation allowance should be recognized with respect to our deferred tax assets. We determined that a valuation allowance was appropriate for a portion of the deferred tax assets of our California R&D tax credits, foreign net operating losses and capital loss carryforwards at fiscal 2010, 2009 and 2008 year-ends.

During fiscal 2010, we increased our valuation allowance on deferred tax assets by $0.6 million to $7.4 million, primarily due to capital losses, the reduced ability to utilize California R&D tax credits as a result of the current apportionment factor and the reduced ability to utilize foreign net operating losses.

The net deferred tax asset is classified on the consolidated balance sheets as follows (in thousands):

	Fiscal year-end	
	2010	**2009**
Current deferred income tax assets	**$20,050**	$28,164
Current deferred income tax liabilities	**(2,000)**	(1,224)
Non-current deferred income tax assets	**53,219**	60,819
Non-current deferred income tax liabilities	**(6,231)**	(9,651)
Net deferred tax assets	**$65,038**	$78,108

We have various tax attribute carryforwards which include the following:

- Foreign net operating loss carryforwards are $9.8 million, of which $6.3 million have no expiration date and of which $3.5 million will expire in fiscal years 2019 to 2030.

- Federal capital loss carryforwards of $1.0 million which will expire in fiscal year 2011 to 2015. State capital loss carryforwards of $1.0 million which will expire in fiscal 2011 to 2015.

- Federal R&D credit carryforwards of $12.4 million which will expire in fiscal years 2022 to 2030. California R&D credit carryforwards of $15.4 million that have no expiration date.

- Federal foreign tax credit carryforwards of $19.6 million which will expire in fiscal years 2016 to 2019.

Included in the net deferred tax asset balance is $4.2 million of deferred tax liabilities related to the accumulated translation adjustment. The associated tax expenses are recorded as a part of other comprehensive income.

The Internal Revenue Service ("IRS") has reviewed and accepted the examination report for the audits of our 2003 and 2004 U.S. federal income tax returns and this matter is now closed. We had previously agreed to various adjustments proposed by the IRS in its Notices of Proposed Adjustments ("NOPAs") to these returns and there were no additional adjustments prior to the IRS concluding the audits and accepting the examination report. The IRS has indicated that it may consider an audit of our 2005 and 2006 tax returns. The IRS is also auditing the research and development credits generated in the years 1999 through 2001 and carried forward to future tax years. We received a NOPA from the IRS in October 2008 to decrease the amount of research and development credits generated in years 2000 and 2001. We responded to this NOPA and we are disputing the adjustment with the IRS through the appeals process available to us and we have an opening conference scheduled in December 2010. We believe that we have provided adequate reserves for any adjustments related to these credits that may be determined under the IRS appeals process and therefore we do not anticipate any material impact to our financial statements.

In the third quarter of fiscal 2010, the German tax authorities had concluded the audit of our subsidiary in Göttingen for the tax years 1999 through 2001. As a result of the audit settlement, there was a release of income tax reserves under ASC 740, "Income Taxes," (formerly FIN 48) net of the tax audit assessment and the amount was not material. After fiscal 2010 year-end, the German tax authorities also concluded and issued an assessment for the audit of this subsidiary for the tax years 2002 through 2005. Since the written tax audit assessment was received after fiscal 2010 year end, there was no adjustment to the ASC 740 net tax reserves in fiscal year 2010. The reserve will be released in fiscal year 2011 and the impact of the net tax expense is not material.

As of October 2, 2010, the total amount of gross unrecognized tax benefits was $50.1 million, of which $27.9 million, if recognized, would affect our effective tax rate. As of October 3, 2009, we recorded gross unrecognized tax benefits of $58.1 million of which $32.5 million, if recognized, would affect our effective tax rate. Our total gross unrecognized tax benefit was classified as long-term taxes payable in the consolidated balance sheets. We include interest and penalties related to unrecognized tax benefits within the provision for income taxes. As of October 2, 2010, the total amount of gross interest and penalties accrued was $6.9 million, which is classified as long-term taxes payable in the consolidated balance sheets. As of October 3, 2009, we had accrued $7.7 million for the gross interest and penalties relating to the gross unrecognized tax benefits.

Management believes that it has adequately provided for any adjustments that may result from tax examinations. However, the outcome of tax audits cannot be predicted with certainty. Should any issues addressed in our tax audits be resolved in a manner not consistent with management's expectations, we could be required to adjust our provision for income tax in the period such resolution occurs. Although timing of the resolution and/or closure of audits is highly uncertain, we do not believe it is reasonably possible that our unrecognized tax benefits would materially change in the next twelve months. We expect to settle the German tax audit previously mentioned within the next twelve months and we anticipate a reduction of $1.9 million in our unrecognized tax benefits with no material impact on our effective tax rate.

A reconciliation of the change in gross unrecognized tax benefits, excluding interest and penalties, is as follows (in thousands):

	Fiscal year-end		
	2010	2009	2008
Balance as of the beginning of the year	$50,370	$45,211	$40,116
Tax positions related to current year:			
Additions	646	1,610	1,349
Reductions	—	—	—
Tax positions related to prior year:			
Additions	—	3,549	4,214
Reductions	(6,607)	—	(468)
Settlements	(874)	—	—
Lapses in statutes of limitations	(281)	—	—
Balance as of end of year	$43,254	$50,370	$45,211

As noted in our table above, we had a reduction of $6.6 million in our gross uncertain tax positions during fiscal 2010. We recorded a comparable reduction in deferred tax assets, primarily relating to competent authority for these types of items and as a result, this reduction did not have an impact on our effective tax rate for fiscal 2010.

A summary of the fiscal tax years that remain subject to examination, as of October 2, 2010, for our major tax jurisdictions is:

United States—Federal	1999—forward
United States—Various States	2001—forward
Netherlands	2005—forward
Germany	2002—forward
Japan	2004—forward
United Kingdom	2008—forward

The "Worker, Homeownership and Business Assistance Act of 2009" was enacted on November 6, 2009. Under the Act, businesses with net operating losses for tax years 2008 and 2009 may carry back those losses for up to five years. We elected to carry back the net operating loss generated in the tax year ended October 3, 2009 to the tax year ended September 30, 2006 and we received a refund of $2.7 million.

In September 2008, the state of California approved its budget which limited our ability to utilize available state net operating losses and tax credits. Under this tax law, the utilization of net operating losses was suspended for tax years 2008 and 2009 and the expiration date of net operating loss carryforwards was extended for a two-year period. Additionally, for tax years 2008 and 2009, taxpayers may only utilize available tax credits to reduce 50% of their current tax liability. The new law does not affect the amount of net operating loss or tax credit carryforwards that we expect to ultimately use to offset future California taxes. However, it did limit the amount of net operating losses and tax credits that we were able to utilize to reduce our taxes payable for fiscal year 2010. This amount is not considered material.

On October 8, 2010, the state of California approved its 2010-2011 budget that includes modifications to tax law provisions that were previously set to become effective with tax years beginning on or after January 1, 2011. We are assessing the effects of the change in the tax law and will recognize any impacts in fiscal year 2011.

18. SEGMENT AND GEOGRAPHIC INFORMATION

We are organized into two reportable operating segments: Commercial Lasers and Components ("CLC") and Specialty Lasers and Systems ("SLS"). This segmentation reflects the go-to-market strategies for various products and markets. While both segments work to deliver cost-effective solutions, CLC focuses on higher volume products that are offered in set configurations. The product architectures are designed for easy exchange at the point of use such that product service and repairs are based upon advanced replacement and depot (i.e., factory) repair. CLC's primary markets include OEM components and instrumentation and materials processing. SLS develops and manufacturers configurable, advanced-performance products largely serving the microelectronics and scientific research markets. The size and complexity of many of our SLS products require service to be performed at the customer site by factory-trained field service engineers.

We have identified CLC and SLS as operating segments for which discrete financial information was available. Both units have engineering, marketing, product business management and product line management. A small portion of our outside revenue is attributable to projects and recently developed products for which a segment has not yet been determined. The associated direct and indirect costs are presented in the category of Corporate and other, along with other corporate costs as described below.

Our Chief Executive Officer has been identified as the chief operating decision maker (CODM) as he assesses the performance of the segments and decides how to allocate resources to the segments. Income (loss) from operations is the measure of profit and loss that our CODM uses to assess performance and make decisions. As assets are not a measure used to assess the performance of the company by the CODM, asset information is not tracked or compiled by segment and is not available to be reported in our disclosures. Income (loss) from operations represents the sales less the cost of sales and direct operating expenses incurred within the operating segments as well as allocated expenses such as shared sales and manufacturing costs. We do not allocate to our operating segments certain operating expenses, which we manage separately at the corporate level. These unallocated costs include stock-based compensation, corporate functions (certain research and development, management, finance, legal and human resources) and are included in the results below under Corporate and other in the reconciliation of operating results. Management does not consider unallocated Corporate and other costs in its measurement of segment performance.

The following table provides sales and income (loss) from operations for our operating segments (in thousands):

	Fiscal		
	2010	**2009**	**2008**
Net sales:			
Commercial Lasers and Components	**$208,691**	$125,619	$198,748
Specialty Laser Systems	**396,276**	310,163	400,414
Corporate and other	**100**	100	100
Total net sales	**$605,067**	$435,882	$599,262
Income (loss) from operations:			
Commercial Lasers and Components	**$2,472**	$(45,240)	$6,620
Specialty Laser Systems	**85,002**	31,751	58,948
Corporate and other	**(30,594)**	(21,668)	(42,976)
Total income (loss) from operations	**$56,880**	$(35,157)	$22,592

The following table provides a reconciliation of our total income (loss) from operations to net income (loss) (in thousands):

	Fiscal		
Reconciliation of Income (Loss) From Operations to Net Income (Loss)	**2010**	**2009**	**2008**
Total income (loss) from operations	**$56,880**	$(35,157)	$22,592
Total other income (expense), net	**1,099**	(698)	14,695
Income (loss) before income taxes	**57,979**	(35,855)	37,287
Provision for (benefit from) income taxes	**21,063**	(536)	13,884
Net Income (loss)	**$36,916**	$(35,319)	$23,403

Geographic Information

Our foreign operations consist primarily of manufacturing facilities in Europe and sales offices in Europe and Asia-Pacific. Sales, marketing and customer service activities are conducted through sales subsidiaries throughout the world. Geographic sales information for fiscal 2010, 2009 and 2008 is based on the location of the end customer. Geographic long-lived asset information presented below is based on the physical location of the assets at the end of each year.

Sales to unaffiliated customers are as follows (in thousands):

	Fiscal		
SALES	2010	2009	2008
United States	**$196,633**	$148,982	$194,349
Foreign countries:			
Japan	**103,009**	79,709	128,056
Germany	**88,518**	72,732	106,642
Europe, other	**52,066**	48,575	62,623
Asia-Pacific, other	**116,519**	60,806	66,905
Rest of World	**48,322**	25,078	40,687
Total foreign countries sales	**408,434**	286,900	404,913
Total sales	**$605,067**	$435,882	$599,262

Long-lived assets, which include all non-current assets other than goodwill, intangibles and deferred taxes, by geographic region, are as follows (in thousands):

	Fiscal Year-end	
LONG-LIVED ASSETS	2010	2009
United States	**$82,776**	$82,862
Foreign countries:		
Germany	**26,561**	28,486
Europe, other	**2,795**	9,599
Asia-Pacific	**2,506**	2,359
Total foreign countries long-lived assets	**31,862**	40,444
Total long-lived assets	**$114,638**	$123,306

For fiscal 2010, 2009 and 2008, no one customer accounted for 10% or more of total net sales.

19. SUBSEQUENT EVENTS

On November 4, 2010, we announced that we entered into a definitive agreement to acquire the business assets of privately-held Hypertronics for approximately $15 million in an all cash transaction. The transaction is subject to a number of closing conditions and is expected to close during our second fiscal quarter of 2011.

QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

Summarized quarterly financial data for the years ended October 2, 2010 and October 3, 2009 are as follows (in thousands, except per share amounts):

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Fiscal 2010:				
Net sales	$122,815	$149,157	$166,697	$166,398
Gross profit	51,032	65,613	74,347	69,819
Net income	4,179(1)	8,480(2)	14,404(3)	9,853(4)
Net income per basic share	$0.17	$0.34	$0.58	$0.40
Net income per diluted share	$0.17	$0.34	$0.57	$0.39
Fiscal 2009:				
Net sales	$124,388	$105,422	$98,479	$107,593
Gross profit	50,389	39,607	33,614	37,500
Net loss	(14,679)(5)	(9,130)(6)	(7,015)(7)	(4,495)(8)
Net loss per basic share	$(0.61)	$(0.38)	$(0.29)	$(0.18)
Net loss per diluted share	$(0.61)	$(0.38)	$(0.29)	$(0.18)

(1) The first quarter of fiscal 2010 includes a $1,519 of after tax stock-based compensation expense, $813 of after tax restructuring costs primarily related to the transition of activities out of Montreal, Canada, and Tampere, Finland and $1,438 after tax net payment from the settlement of litigation resulting from our internal stock option investigation.

(2) The second quarter of fiscal 2010 includes $1,873 of after tax stock-based compensation expense and $978 of after tax restructuring costs primarily related to the transition of activities out of Montreal, Canada, and Tampere, Finland.

(3) The third quarter of fiscal 2010 includes $1,590 of after tax stock-based compensation expense and $786 of after tax restructuring costs primarily related to the transition of activities out of Montreal, Canada, and Tampere, Finland.

(4) The fourth quarter of fiscal 2010 includes $1,864 of after tax stock-based compensation expense and $3,209 of after tax restructuring costs primarily related to the loss on the sale of our Finland facility.

(5) The first quarter of fiscal 2009 includes a $19,286 after tax charge for the impairment of all of the goodwill of our Commercial Lasers and Components segment, $1,153 of after tax stock-based compensation expense, $2,613 of after tax restructuring costs primarily related to the exit of our Auburn, California facility, the consolidation of our German Excimer manufacturing into one location in Germany and headcount reductions due to current economic conditions, and $269 of after tax expense related to litigation resulting from our internal stock option investigation.

(6) The second quarter of fiscal 2009 includes $1,972 of after tax stock-based compensation expense, $4,463 of after tax restructuring costs primarily related to the exit of our Auburn, California facility, the consolidation of our German Excimer manufacturing into one location in Germany and headcount reductions due to current economic conditions, $356 of after tax expense related to litigation resulting from our internal stock option investigation and a tax charge of $2,666 resulting from a recently enacted change in state tax law.

(7) The third quarter of fiscal 2009 includes $1,368 of after tax stock-based compensation expense, $3,354 of after tax restructuring costs primarily related to the exit of our St. Louis, Missouri and Munich, Germany facilities and related headcount reductions, and $74 of after tax expense related to litigation resulting from our internal stock option investigation.

(8) The fourth quarter of fiscal 2009 includes $1,308 of after tax stock-based compensation expense, $1,054 of after tax restructuring costs primarily related to the exit of our St. Louis, Missouri facility and the planned fiscal 2010 closure of our Finland facility, $1,111 of tax expense related to an increase in valuation allowances against deferred tax assets and $121 of after tax expense related to litigation resulting from our internal stock option investigation.

This page intentionally left blank.

This page intentionally left blank.

Directors and Executive Officers of Coherent, Inc.

BOARD OF DIRECTORS

Garry W. Rogerson, Ph.D.
Chairman of the Board, Coherent, Inc.

John R. Ambroseo, Ph.D.
President and Chief Executive Officer
Coherent, Inc.

Susan James
Partner and Executive
Board Member (retired)
Ernst & Young

L. William Krause
President
LWK Ventures

Lawrence Tomlinson
Senior Vice President and
Treasurer (retired)
Hewlett-Packard Company

Sandeep Vij
President and Chief Executive Officer
MIPS Technologies, Inc.

EXECUTIVE OFFICERS

John R. Ambroseo, Ph.D.
President and Chief Executive Officer
Coherent, Inc.

Helene Simonet
Executive Vice President and
Chief Financial Officer
Coherent, Inc.

Mark Sobey, Ph.D.
Executive Vice President
and General Manager
Specialty Laser Systems
Business Group
Coherent, Inc.

Bret DiMarco
Executive Vice President,
General Counsel and
Corporate Secretary
Coherent, Inc.

Luis Spinelli
Executive Vice President and
Chief Technology Officer
Coherent, Inc.

Independent Registered Public Accounting Firm
Deloitte & Touche, LLP
San Jose, CA

SEC Form 10-K and 10K/A
Form 10-K and 10K/A were filed with the Securities and Exchange Commission on December 16, 2010 and January 31, 2011 respectively for the 2010 fiscal year. Copies will be made available without charge upon request.

Investor Relations

Coherent, Inc.
Investor Relations
P.O. Box 54980
Santa Clara, CA 95056-0980
Telephone: (408) 764-4110
Fax: (408) 970-9998
http://www.coherent.com

Financial Information

Coherent invites security analysts and representatives of portfolio management firms to contact:

Helene Simonet
Executive Vice President and
Chief Financial Officer
Coherent, Inc.
Telephone: (408) 764-4110

Please send change of address and other correspondence to the transfer agent:

American Stock Transfer & Trust Company, LLC
59 Maiden Lane
New York, NY 10038
www.amstock.com
Telephone: (800) 937-5449
dansbro@amstock.com
http://www.amstock.com

Annual meeting of shareholders will be held on March 31, 2011 at 9:00 a.m.

Stock Symbol
Common Stock traded under the symbol
COHR

Coherent, Inc. is an equal opportunity employer, M/F/H/V

SPECIAL NOTE REGARDING FORWARD-LOOKING DOCUMENTS: Except for historical statements, this annual report contains certain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Actual results, events and performance may differ materially. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. The Company undertakes no obligation to release publicly the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Readers are encouraged to refer to the risk disclosures described in the Company's Form 10-K 10-K/A, 10-Q and 8-K, as applicable.





www.Coherent.com

Coherent, Inc.
5100 Patrick Henry Drive
Santa Clara, CA 95054

Printed in the U.S.A. MC-017-11-14M0211